   As filed with the Securities and Exchange Commission on September 19, 1997
                                                      Registration No. 333-_____
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                        NORTH ARKANSAS BANCSHARES, INC.
                (Name of Small Busciness Issuer in its charter)

            Tennessee                        6035            [to be applied for]
--------------------------------------------------------------------------------
  (State or other jurisdiction    (Primary standard industrial  (I.R.S. employer
of incorporation or organization)  classification code number)   identification
                                                                    number)

                               200 Olivia Drive
                            Newport, Arkansas 72112
                                (870) 523-3611
--------------------------------------------------------------------------------
(Address and telephone number of principal executive offices and principal place of business)

                            Brad Snider, President
                          and Chief Executive Officer
                        North Arkansas Bancshares, Inc.
                               200 Olivia Drive
                            Newport, Arkansas 72112
                                (870) 523-3611
--------------------------------------------------------------------------------
           (Name, address and telephone number of agent for service)

                                  Copies to:
                          Gary R. Bronstein, Esquire
                          Joan S. Guilfoyle, Esquire
                      Housley Kantarian & Bronstein, P.C.
                       1220 19th Street, N.W., Suite 700
                            Washington, D.C. 20036

      Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [] _____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [] _________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []


                        CALCULATION OF REGISTRATION FEE
=============================================================================================
 Title of Each Class      Dollar      Proposed Maximum    Proposed Maximum
 of Securities To Be     Amount To     Offering Price         Aggregate          Amount Of
     Registered        Be Registered      Per Share      Offering Price (1)  Registration Fee
---------------------------------------------------------------------------------------------
Common Stock, $.01
  par value             $3,703,000         $10.00            $3,703,000          $1122.12
=============================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(d).

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
Up to 322,000 Shares of Common Stock

                        NORTH ARKANSAS BANCSHARES, INC.
                                                                200 Olivia Drive
                                                         Newport, Arkansas 72112
                                                                  (870) 523-3611

================================================================================

         Newport Federal Savings Bank is converting from a federally chartered mutual savings bank to a federally chartered stock savings bank. As part of the Conversion, Newport Federal Savings Bank will become a wholly owned subsidiary of North Arkansas Bancshares, Inc. (the "Company"). The Company was formed in September 1997 and upon completion of the Conversion will own all of the shares of Newport Federal Savings Bank. The Common Stock of the Company is being offered to the public in accordance with a Plan of Conversion. The Plan of Conversion must be approved by the Office of Thrift Supervision and by a majority of the votes eligible to be cast by members of Newport Federal Savings Bank. The offering will not go forward if Newport Federal Savings Bank does not receive these approvals and the Company does not sell at least the minimum number of shares.

         The shares of Common Stock are first being offered pursuant to nontransferable subscription rights in a Subscription Offering. Depositor and borrower members as of certain eligibility dates will receive subscription rights. Shares of Common Stock not subscribed for in the Subscription Offering may be offered for sale in a community offering with preference given to residents of Jackson County, Arkansas.

================================================================================
                               TERMS OF OFFERING

An independent appraiser has estimated the market value of the converted Newport Federal Savings Bank to be between $2,380,000 and $3,220,000, which establishes the number of shares to be offered at a price of $10 per share. Subject to Office of Thrift Supervision approval, up to 370,300 shares, an additional 15% above the maximum number of shares, may be offered. Based on these estimates, we are making the following offering of shares of Common Stock:

         .    Price Per Share:                    $10

         .    Number of Shares Minimum/Maximum:   238,000 to 322,000

         .    Offering Expenses:                  $400,000

         .    Net Proceeds to the Company
              Minimum/Maximum:                    $1,980,000 to $2,820,000

Please refer to Risk Factors beginning on page 1 of this document.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, Office of Thrift Supervision, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For information on how to subscribe, call the Stock Information Center at (870) 523-3340.

                           TRIDENT SECURITIES, INC.
                 The date of this Prospectus is ________, 1997

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Questions and Answers About the Stock Offering
Summary
Selected Financial and Other Data
Risk Factors
Proposed Purchases by Directors and Officers
The Company
Newport Federal Savings Bank
Use of Proceeds
Dividends
Market for the Common Stock
Capitalization
Historical and Pro Forma Capital Compliance
Pro Forma Data
Newport Federal Savings Bank Statements of Income
Management's Discussion and Analysis of
 Financial Condition and Results of Operations
Business of North Arkansas Bancshares, Inc.
Business of Newport Federal Savings Bank
Regulation
Taxation
Management of the Company
Management of Newport Federal Savings Bank
The Conversion
Restrictions on Acquisitions of the Company
Description of Capital Stock
Legal and Tax Matters
Experts
Additional Information
Index to Financial Statements of Newport Federal Savings Bank
Glossary

         This document contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors " beginning on page 1 of this document.

         Please see the Glossary beginning on page A-___ for the meaning of capitalized terms that are not defined in this document.

                QUESTIONS AND ANSWERS ABOUT THE STOCK OFFERING


Q.       WHAT IS A MUTUAL TO STOCK CONVERSION?

A: The Conversion is a change in our form of organization. Currently, we operate as a federally chartered mutual savings bank with no stockholders. As a result of the Conversion, we will become a federally chartered stock savings bank. As part of our Conversion, the Company is offering for sale shares of its Common Stock The Company will be our sole stockholder and will purchase our stock in exchange for a portion of the proceeds from its offering.

Q:       WHAT IS THE PURPOSE OF THE OFFERING?

A: The stock offering will increase our capital and the amount of funds available to us for lending and investment activities. This will give us greater flexibility to diversify operations and expand into other geographic markets if we choose to do so. As a stock savings association operating through a holding company structure, we will have the ability to plan and develop long-term growth and improve our future access to the capital markets. If our earnings are sufficient in the future, you might also receive dividends and benefit from the long-term appreciation of our stock price.

Q:       HOW MANY SHARES OF STOCK WILL BE SOLD?

A: Between 238,000 and 322,000 shares of Common Stock will be sold, all at a price of $10.00 per share. The number of shares to be sold may be increased to 370,300 shares without further notice to you if market or financial conditions change prior to completion of the Conversion or if additional shares are needed to fill the order of our employee stock ownership plan (the "ESOP").

Q:       HOW DO I PURCHASE THE STOCK?

A: You must complete and return the Stock Order Form to us together with your payment or your authorization for withdrawal of the payment amount from an account you have with us, on or before ________, 1997. See pages ___ to __.

Q:       HOW MUCH STOCK MAY I PURCHASE?

A: The minimum purchase is 25 shares (or $250). The maximum purchase in the subscription offering is 5,000 shares (or $50,000), for any individual person or persons ordering through a single account. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members with more than one account at Newport on the applicable eligibility record date may purchase up to 5.0% of the total offering of shares (14,000 shares if a total of

                                      (i)

         280,000 shares are sold). In certain instances, your purchase might be grouped together with purchases by persons with other accounts with whom you are affiliated or related and in that event the aggregate purchases may not exceed 5.0% of the total offering of shares (14,000 shares if a total of 280,000 shares are sold). We may decrease or increase the maximum purchase limitation without notifying you. In the event that the offering is oversubscribed, shares will be allocated based upon a formula.

         If shares are sold in a Community Offering, the maximum number of shares that may be purchased by any party, when combined with the number of shares purchased by other parties with whom your shares may be aggregated is 5.0% of the total offering of shares.
         See pages ___ to ___.

Q:       WHAT HAPPENS IF THERE ARE NOT ENOUGH SHARES TO FILL ALL ORDERS?

A: You might not receive any or all of the shares you want to purchase. If there is an over subscription, the stock will be offered on a priority basis to the following persons:


         . ELIGIBLE ACCOUNT HOLDERS - Persons who had a deposit account with us on December 31, 1995 with a balance of at least $50.00. Any remaining shares will be offered to:

         .        OUR ESOP.  Any remaining shares will be offered to:

         . SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS - Persons who had a deposit account with us on ________, 1997 with a balance of at least $50.00. Any remaining shares will be offered to:

         . OTHER MEMBERS - Other depositors and certain borrowers of ours, as of _______, 1997.

         If the above persons do not subscribe for all of the shares, the remaining shares will be offered to certain members of the general public with preference given to people who live in Jackson County, Arkansas. See pages ___ to ___.

Q: WHAT PARTICULAR FACTORS SHOULD I CONSIDER WHEN DECIDING WHETHER OR NOT TO BUY THE STOCK?

A: Because of the small size of the offering, there may not be an active market for the shares, which may make it difficult to resell any shares you may own. Also, before you decide to purchase stock, you should also read the Risk Factors section on pages ___ of this document.

Q: AS A DEPOSITOR OR BORROWER MEMBER OF NEWPORT FEDERAL SAVINGS BANK, WHAT WILL HAPPEN IF I DO NOT PURCHASE ANY STOCK?

                                      (ii)

A: You presently have voting rights while we are in the mutual form; however, once we convert to the stock form you will lose your voting rights unless you purchase stock. You are not required to purchase stock. Your deposit account, certificate accounts and any loans you may have with us will be not be affected. See pages __ to __.

Q:       WHO CAN HELP ANSWER ANY OTHER QUESTIONS I MAY HAVE ABOUT THE STOCK
         OFFERING?

A: In order to make an informed investment decision, you should read this entire document. This section highlights selected information and may not contain all of the information that is important to you. In addition, you should contact:


                           STOCK INFORMATION CENTER
                        NORTH ARKANSAS BANCSHARES, INC.
                               200 OLIVIA DRIVE
                               NEWPORT, ARKANSAS
                                (870) 523-3340

                                     (iii)

                                    SUMMARY

         This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read carefully this entire document, including the financial statements and the notes to the financial statements of Newport Federal Savings Bank. References in this document to "we," "us," and "our" refer to Newport Federal Savings Bank. In certain instances where appropriate, "us" or "our" refers collectively to North Arkansas Bancshares, Inc. and Newport Federal Savings Bank. References in this document to "the Company" refer to North Arkansas Bancshares, Inc.

NORTH ARKANSAS BANCSHARES, INC.

         North Arkansas Bancshares, Inc. was formed in September 1997, at our direction, as a Tennessee corporation to be the holding company for Newport Federal Savings Bank. The Company is not an operating company and has not engaged in any significant business to date. The holding company structure will provide greater flexibility in terms of operations, expansion and diversification. See page ___.

NEWPORT FEDERAL SAVINGS BANK

         We are a community and customer oriented federal mutual savings bank with one office located in Newport, Arkansas. We were originally founded in 1934 as a federally chartered mutual savings and loan association. In 1995, we changed our name to Newport Federal Savings Bank Our primary market area consists of Jackson County, Arkansas. Historically, we have emphasized residential mortgage lending, primarily originating one- to four-family mortgage loans. We also make consumer loans, commercial real estate loans and commercial business loans. At June 30, 1997, we had total assets of $34.4 million, deposits of $31.1 million, and total retained earnings of $2.3 million. See pages ___to
___.

         On August 20, 1997, we entered into a Purchase and Assumption Agreement with NationsBank, N.A. pursuant to which we agreed to purchase the deposits of the Newport branch of NationsBank and to purchase the real estate on which the office is located and certain loans and other assets. We expect to assume approximately $6 million in deposits based on the balance of deposits at the branch as of June 30, 1997. We must obtain regulatory approval before we can close this transaction. Assuming we obtain such approval, we expect that this transaction will close in January 1998.

THE STOCK OFFERING

         The Company is offering between 238,000 and 322,000 shares of Common Stock at $10.00 per share. The number of shares to be sold may be increased to 370,300 shares without further notice to you if market or financial conditions change prior to completion of the Conversion or if additional shares are needed to fill the order of our ESOP.

                                     (iv)

STOCK PURCHASES

         The Company is first offering its shares of Common Stock in a Subscription Offering. Depositor and borrower members as of certain eligibility dates will receive subscription rights. The shares of Common Stock will be offered on the basis of priorities. Any remaining shares may be offered in a Community Offering or in a Syndicated Community Offering. See pages __ to __.


SUBSCRIPTION RIGHTS

         You may not sell or assign your subscription rights. Any transfer of subscription rights is prohibited by law. All persons exercising their subscription rights will be required to certify that they are purchasing shares solely for their own account and that they have no agreement or understanding regarding the sale or transfer of shares.

THE OFFERING RANGE AND DETERMINATION OF THE PRICE PER SHARE

         The offering range is based on an independent appraisal of the pro forma market value of the common stock by Ferguson & Company ("Ferguson"), an appraisal firm experienced in appraisals of savings institutions. Ferguson has estimated, that in its opinion as of September 2, 1997 the aggregate pro forma market value of the Common Stock ranged between $2.4 million and $3.2 million (with a midpoint of $2.8 million) (the "Estimated Valuation Range"). The pro forma market value of the shares is our market value after giving effect to the sale of shares in this offering. The appraisal was based in part upon our financial condition and operations and the effect of the additional capital raised by the sale of Common Stock in this offering. The $10.00 price per share was determined by our board of directors and is the price most commonly used in stock offerings involving conversions of mutual savings institutions. The independent appraisal will be updated prior to the consummation of the Conversion. If the pro forma market value of the Common Stock is either below $2.4 million or above $3.7 million, we will notify you and you will have the opportunity to modify or cancel your order. See pages __ to __.

TERMINATION OF THE OFFERING

         The Subscription Offering will terminate at 12:00 p.m., Central Time, on ________, 1997. The Community Offering, if any, may terminate at any time without notice but no later than ___________, 1997, without approval by the OTS.

BENEFITS TO MANAGEMENT FROM THE OFFERING

         Our full-time employees will participate in the offering through purchases of stock by our ESOP, which is a form of retirement plan. Following the Conversion, we also intend to implement a management recognition plan ("MRP") under which officers will be entitled to receive awards of restricted stock and a stock option and incentive plan (the "Option Plan"), which will benefit our officers and directors. However, the MRP and Option Plan may not be adopted until at least six

                                      (v)
months after the Conversion and are subject to stockholder approval and compliance with OTS regulations if adopted within the first year following our Conversion. See pages ___to ___.

USE OF THE PROCEEDS FROM THE SALE OF COMMON STOCK

         The Company will use a portion of the net proceeds from the stock offering to make a loan to our ESOP to fund its purchase of 8% of the Common Stock issued in the Conversion. The Company will use approximately 50% of the net proceeds to purchase all the capital stock to be issued by us in the Conversion. The Company will retain the balance of the funds as its initial capitalization. These funds will serve as a possible source of funds for the payment of dividends to stockholders or to repurchase shares of Common Stock in the future and for general corporate purposes. See page __.

DIVIDENDS

         Management of the Company has not yet made a decision regarding the payment of dividends. The Company will consider a policy of paying cash dividends on its Common Stock following the Conversion.
See page __.

MARKET FOR THE COMMON STOCK

         The Company intends to list the Common Stock over-the-counter through the OTC "Electronic Bulletin Board" under the symbol "_____." Since the size of the offering is small, it is unlikely that an active and liquid trading market for the shares will develop and be maintained. Investors should have a long-term investment intent. Persons purchasing shares may not be able to sell their shares when they desire or to sell them at a price equal to or above $10.00. See page __.

IMPORTANT RISKS IN OWNING THE COMPANY'S COMMON STOCK

         Before you decide to purchase stock in the offering, you should read the "Risk Factors" section on pages ____ of this document.

                                     (vi)

                       SELECTED FINANCIAL AND OTHER DATA

         We are providing the following summary financial information about us for your benefit. This information is derived from our audited financial statements for each of the fiscal years shown below. The following information is only a summary and you should read it in conjunction with our financial statements and notes to our financial statements which you can find beginning on page F-___ of this Prospectus.

SELECTED FINANCIAL DATA

         The following table sets forth certain information concerning our financial position at the dates indicated.

                                                                  AT JUNE 30,
                                                             --------------------
                                                               1997         1996
                                                             --------      ------
                                                                 (IN THOUSANDS)
Total assets............................................     $ 34,379     $ 32,446
Cash....................................................          884        1,167
Certificates of deposit with other financial institutions         691          890
Securities held to maturity.............................        5,923        6,310
Loans receivable, net...................................       24,794       21,982
Deposits................................................       31,073       29,657
Retained earnings substantially restricted                      2,266        2,465

SUMMARY OF OPERATIONS

         The following table sets forth certain information concerning our results of operations for the periods shown.


                                                               YEAR ENDED JUNE 30,
                                                             -----------------------
                                                                1997          1996
                                                             ---------       -------
                                                                    (IN THOUSANDS)
Interest income........................................       $  2,493      $   2,328
Interest expense.......................................          1,597          1,525
                                                              --------      ---------
Net interest income ...................................            896            803
                                                              --------      ---------
Provision for loan losses..............................             90             10
                                                              --------      ---------
Net interest income after provision
  for loan losses......................................            806            793
Noninterest income.....................................             19             11
Noninterest expense (1)................................          1,157            726
                                                              --------      ---------
Income (loss) before taxes.............................           (332)            78
Income tax expense.....................................           (133)             6
                                                              --------      ---------
Net income (loss)......................................       $   (199)    $       72
                                                              ========     ==========

--------------
(1) Includes approximately $465,000 in nonrecurring expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of Results of Operations for the Years Ended June 30, 1997 and 1996."

                                     (vii)

KEY OPERATING RATIOS

         The table below sets forth certain performance ratios for us for the periods indicated.



                                                                 AT OR FOR THE
                                                               YEAR ENDED JUNE 30,
                                                           --------------------------
                                                            1997      1996       1995
                                                           ------    ------     -----
PERFORMANCE RATIOS:
   Return on assets (ratio of net earnings (loss)
      to average total assets)..........................    (.60)%       .23%      .71%
   Return on equity (ratio of net earnings (loss)
      to average equity)................................    (8.41)      2.96      9.35
   Ratio of average interest-earning assets to
      average interest-bearing liabilities..............   102.60     104.12    105.15
   Ratio of net interest income, after provision
    for loan losses, to noninterest expense.............    69.66     109.23    156.93
   Net interest rate spread.............................     2.54       2.49      2.78
   Net yield on average interest-earning assets.........     2.77       2.70      3.01

ASSET QUALITY RATIOS:
   Nonperforming loans to total loans
      at end of period..................................      .30        .14      1.60
   Nonperforming loans to total assets..................      .21        .09      1.06
   Nonperforming assets to total assets
      at end of period..................................      .21        .47      1.40
   Allowance for loan losses to nonperforming
      loans at end of period............................   202.70     243.33     19.50
   Allowance for loan losses to total loans, net........      .60        .33       .31

CAPITAL RATIOS:
   Equity to total assets at end of period..............     6.59       7.60      7.85
   Average equity to average assets.....................     7.08       7.72      7.57

REGULATORY CAPITAL RATIOS:
   Tangible capital.....................................     6.59       7.59      7.85
   Core capital.........................................     6.59       7.59      7.85
   Total risk-based capital.............................    13.18      15.67     17.84

OTHER DATA:
   Number of full service offices.......................        1          1         1

                                    (viii)

                                 RISK FACTORS

         In addition to the other information in this document, you should consider carefully the following risk factors in deciding whether to invest in the Common Stock.

LACK OF ACTIVE MARKET FOR COMMON STOCK

         Due to the small size of the offering, it is highly unlikely that an active trading market will develop and be maintained. If an active market does not develop, you may not be able to sell your shares promptly or perhaps at all, or sell your shares at a price equal to or above the price you paid for the shares. The Common Stock may not be appropriate as a short-term investment. See "Market for the Common Stock."

BELOW AVERAGE RETURN ON AVERAGE EQUITY AND INCREASED EXPENSES IMMEDIATELY AFTER CONVERSION

         Return on average equity (net income divided by average equity) is a ratio used by many investors to compare the performance of a savings institution to its peers. As a result of the Conversion, our equity will increase substantially. Our expenses also will increase because of the costs associated with our ESOP, MRP, and the costs of being a public company. Because of the increases in our equity and expenses, our return on equity may decrease as compared to our performance in previous years. Initially, we intend to invest the net proceeds in short term investments which generally have lower yields than residential mortgage loans. At June 30, 1996 and 1997 our return on average equity was (8.41)% and 2.96%, respectively. A lower return on equity could reduce the trading price of our shares.

RECENT OPERATING RESULTS

         Our net interest income and net income in recent years have been below what other institutions of a similar size to us have earned. During the year ended June 30, 1997, we incurred certain nonrecurring expenses as a result of a special assessment imposed on all institutions whose deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC and the adoption of a director retirement plan. In addition, our net interest income was below our peers since we have a higher percentage of our assets in fixed assets rather than interest-earning assets and we have a higher cost of funds than do other similarly-sized thrift institutions not operating in the same market as well. While the net proceeds we receive from the Conversion will result in an increase in our interest-earning assets and thereby interest income, we will also incur additional expenses as a result of the implementation of the ESOP and MRP and the costs associated with being a public company. We cannot guarantee that our profitability will improve after the Conversion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Subsequent to June 30, 1997, our largest loan became delinquent. This loan, which had a balance of $625,000 at June 30, 1997, is a participation in a larger loan which had a total principal balance of $5.8 million and is secured by a 625-room hotel located in Oklahoma City. The loan payment was not made due to deteriorating cash flow from operations. The lead lender has demanded payment on the loan. There can be no assurance that this delinquency will be cured or, if the lead lender proceeds to foreclosure that the underlying property can be sold at a price sufficient to repay us in full. Our net interest income may be further depressed if the loan remains a nonearning asset.

NONRESIDENTIAL LENDING

         Although our primary lending activity is the origination of one- to four-family mortgage loans, approximately $7.5 million, or 29.94% of our gross loan portfolio at June 30, 1997 consisted of loans other than single-family mortgage loans. Such loans included $3.7 million in loans secured by commercial and multi-family real estate, $3.6 million in consumer loans and $93,000 in commercial business loans. Following the Conversion, we intend to continue to grow our nonresidential lending portfolio. Although these loans generally provide for higher interest rates and shorter terms than permanent single-family residential real estate loans, these loans generally have a higher degree of credit and other risks. Nonresidential real estate lending often involves larger loan balances to single borrowers or groups of related borrowers as compared to residential real estate lending. The payment experience on such loans typically is dependent on the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for commercial space, and, as such, may be subject to a greater extent to adverse conditions in the economy generally. Consumer loans also entail greater risk than single-family residential loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loans may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. Commercial business loans involve a greater degree of risk than other types of lending as payments on such loans are often dependent on the successful operation of the business involved which may be subject to a greater extent to adverse conditions in the economy.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES AND THE CURRENT INTEREST RATE ENVIRONMENT

         Our ability to make a profit, like that of most financial institutions, is substantially dependent on our net interest income, which is the difference between the interest income we earn on our interest-earning assets (such as mortgage loans) and the interest expense we pay on our interest-bearing liabilities (such as deposits). Because a portion of the loans we originate have fixed rates and have longer effective maturities than our interest-bearing liabilities, the yield on our interest-earning assets generally will adjust more slowly to changes in interest rates than the cost of our interest-bearing liabilities. As a result, our net interest income could be adversely affected by material and prolonged increases in interest rates. Our earnings may also be adversely affected by rising interest rates due to decreased customer demand. Although we attempt to reduce this risk by primarily originating adjustable-rate loans ("ARMs"), the rates on such loans are fixed for set periods of time (e.g., one, three or five years). In addition, the terms of such loans do not permit us to increase the rate more than 2.0% at each rate adjustment or above a fixed "ceiling rate." In addition, we may experience an increase in delinquencies on our ARMs when interest rates rise since the payments that borrowers are then required to pay will increase.

         The average life of loans and mortgage-backed securities can also be affected by changes in interest rates. As interest rates decline, borrowers tend to refinance higher-rate, fixed rate loans to a lower rate. We also experience an increase in prepayments on mortgage-backed securities as the loans underlying such securities are prepaid. Under these circumstances, we are subject to reinvestment risk to the extent that we are not able to reinvest such prepayments at rates that are comparable to the rates on the prepaid loans or mortgage-backed securities.

         Our investment portfolio is also affected by changes in interest rates since a substantial portion of our investments carry fixed rates. Generally, the value of a fixed rate investment will decrease as interest rates rise. As of June 30, 1997, the market value of our investment portfolio exceeded the carrying value of such investments by $28,000.

DEPENDENCE ON PRESIDENT

         Our successful operations depend to a considerable degree on our President, Brad Snider and the loss of his services could adversely affect us. We have attempted to provide for his continued employment with us by entering into a three-year employment agreement with Mr. Snider. Mr. Snider could terminate his employment at any time, however. See "Management of Newport Federal Savings Bank" and " -- Executive Compensation -- Employment Agreement."

ANTI-TAKEOVER PROVISIONS AND STATUTORY PROVISIONS THAT COULD DISCOURAGE HOSTILE ACQUISITIONS OF CONTROL

         Provisions in the Company's charter and bylaws, the General Corporation Law of the state of Tennessee, and certain federal regulations may make it difficult, and expensive, to pursue a tender offer, change in control or takeover attempt which we oppose. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current board of directors or management of the Company more difficult. In addition, these provisions may reduce the trading price of our stock. These provisions include: restrictions on the acquisition of the Company's equity securities and limitations on voting rights; the classification of the terms of the members of the board of directors; certain provisions relating to the meeting of stockholders; denial of cumulative voting by stockholders in the election of directors; the issuance of preferred stock and additional shares of Common Stock without shareholder approval; and super majority provisions for the approval of certain business combinations. See "Restrictions on Acquisitions of the Company"

POSSIBLE VOTING CONTROL BY DIRECTORS AND OFFICERS

         The proposed purchases of the Common Stock by our directors, officers and ESOP, as well as the potential acquisition of Common Stock through the Option Plan and MRP, could make it difficult to obtain majority support for stockholder proposals which are opposed by us. In addition, the voting of those shares could enable us to block the approval of transactions (i.e., business combinations and amendment to our charter and bylaws) requiring the approval of 80% of the stockholders under the Company's charter. See "Management of Newport Federal Savings Bank -- Executive Compensation -- Employee Stock Ownership Plan," " -- Proposed Future Stock Benefit Plans -- Stock Option Plan," " -- Management Recognition Plan," "Description of Capital Stock," and "Restrictions on Acquisitions of the Company."

POSSIBLE DILUTIVE EFFECT OF MRP AND STOCK OPTIONS

         If the Conversion is completed and stockholders subsequently approve the MRP and Option Plan, we will issue stock to our officers and directors through these plans. If the shares for the MRP and stock options are issued from our authorized but unissued stock, your ownership percentage could be diluted by up to approximately __% and the trading price of our stock may be reduced. See "Pro Forma Data," "Management of Newport Federal Savings Bank -- Proposed Future Stock Benefit Plans -- Stock Option Plan," and "-- Management Recognition Plan."

FINANCIAL INSTITUTION REGULATION OF THE THRIFT INDUSTRY

         We are subject to extensive regulation, supervision, and examination by the OTS and FDIC. A bill has been introduced to the House Banking Committee that would consolidate the OTS with the Office of the Comptroller of the Currency ("OCC"). If this regulation is approved, we could be forced to become a state or national commercial bank. If we become a commercial bank, our investment authority, branching authority and the ability of the Company to engage in, diversified activities may be limited, which could affect our profitability. See "Regulation."

ARKANSAS USURY LAW

         In 1982, Arkansas adopted an amendment to its Constitution which provides, in part, that the maximum rate of interest we can charge on consumer loans is 5% over the Federal Reserve Discount Rate in effect at the time the loan is made up to a maximum of 17%. Loans secured by a first mortgage on residential real estate and all commercial loans are not subject to this maximum limitation. If we charged an interest rate on consumer loans in excess of these limits, we could be required to forfeit both the amount of the loan as well as any interest we have collected.

POSSIBLE ADVERSE TAX CONSEQUENCES OF THE SUBSCRIPTION RIGHTS

         We have received the opinion of Ferguson that the subscription rights granted to eligible members in connection with the Conversion have no value. This opinion is not binding on the Internal Revenue Service ("IRS"), however. Should the IRS determine that the subscription rights do have ascertainable value, you could be taxed as a result of your exercise of such rights in an amount equal to such value.

BRANCH ACQUISITION

         On August 20, 1997, we entered into a Purchase and Assumption Agreement with NationsBank, N.A. pursuant to which we agreed to purchase the deposits of the Newport branch of NationsBank and to purchase the real estate on which the office is located and certain loans and other assets. We expect to assume approximately $6 million in deposits based on the balance of deposits at the branch as of June 30, 1997. We must obtain regulatory approval before we can close this transaction. We cannot assure you that we will receive regulatory approval to purchase the branch nor can we assure of the impact on our net interest income of the additional deposits.

RESTRICTIONS ON REPURCHASE OF SHARES

         Generally, during the first year following the Conversion, the Company may not repurchase its shares. During each of the second and third years following the Conversion, the Company may repurchase up to 5% of its outstanding shares. During those periods, if we decide that additional repurchases would be a good use of funds, we would not be able to do so, without obtaining OTS approval. There is no assurance that OTS approval would be given. See "The Conversion -- Restrictions on Repurchase of Shares."

                 PROPOSED PURCHASES BY DIRECTORS AND OFFICERS

         The following table sets forth the approximate purchases of Common Stock by each director and executive officer and their associates in the Conversion. The table assumes that 280,000 shares (the midpoint of the Estimated Valuation Range) of the Common Stock will be sold at $10.00 per share and that sufficient shares will be available to satisfy their subscriptions.


                                                          AGGREGATE
                                               TOTAL      PRICE OF      PERCENT
                                              SHARES       SHARES      OF SHARES
NAME                     POSITION            PURCHASED    PURCHASED    PURCHASED
----                     --------            ---------    ---------    ---------
O. E. Guinn, Jr.          Director
Kaneaster Hodges, Jr.     Director
Paul K. Holmes            Director
John Minor                Director
Brad Snider               Director;
                          President and
                          Chief Executive
                          Officer


All directors and executive
officers as a group (5 persons)
ESOP
MRP

                                  THE COMPANY

         The Company was formed as a Tennessee corporation in September 1997 at our direction for the purpose of serving as our holding company after the Conversion. Prior to the Conversion, it has not engaged and is not expected to engage in any material operations. The Company has received the approval of the OTS to acquire control of us upon completion of the Conversion. Upon consummation of the Conversion, the only assets the Company is expected to own are the capital stock we will issue in the Conversion, a note receivable from our ESOP and any proceeds from the offering it retains.

         As a holding company, the Company will have greater flexibility than we would have to diversify its business activities through the formation of subsidiaries or through acquisition. The Company will be classified as a unitary savings and loan holding company after the Conversion and will be required to comply with OTS regulations and be subject to examination.

         The Company's executive offices are located at 200 Olivia Drive, Newport, Arkansas 72112 and its main telephone number is (870) 523-3611.


                         NEWPORT FEDERAL SAVINGS BANK

         We are a federal mutual savings bank operating through one office in Newport, Arkansas. We were founded in 1934 as a federally chartered institution and a member of the FHLB System. Our deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF"). At June 30, 1997, we had total assets of $34.4 million, total deposits of $31.1 million and total retained earnings of $2.3 million.

         On August 20, 1997, we entered into a Purchase and Assumption Agreement with NationsBank, N.A. pursuant to which we agreed to purchase the deposits of the Newport branch of NationsBank and to purchase the real estate on which the office is located and certain loans and other assets. We expect to assume approximately $6 million in deposits based on the balance of deposits at the branch as of June 30, 1997. We must obtain regulatory approval before we can close this transaction. Assuming we obtain such approval, we expect that this transaction will close in January 1998.

         Our principal business consists of attracting deposits from the general public and originating residential mortgage loans. We also offer various types of consumer loans and commercial business loans.

         Our executive offices are located at 200 Olivia Drive, Newport, Arkansas 72112 and its main telephone number is (870) 523-3611.

                                 USE OF PROCEEDS

         The Company will retain 50% of the net proceeds from the offering and will use the balance to purchase all of the capital stock we will issue in connection with the Conversion. A portion of the net proceeds to be retained by the Company will be lent to our employee stock plan to fund its purchase of 8% of the shares sold in the Conversion. On a short-term basis, the balance of the net proceeds retained by the Company initially will be invested in short-term investments. The net proceeds subsequently may be used to fund acquisitions of other financial services institutions or to diversify into non banking activities, although we have no current plans or agreements to do so. Subject to applicable regulatory restrictions, the net proceeds may also serve as a source of funds for the repurchase of shares or for the payment of dividends to stockholders, although the Company has not yet adopted a dividend policy. A portion of the net proceeds may also be used to fund the purchase of 4.0% of the shares for the MRP which is anticipated to be adopted following the Conversion. See "Pro Forma Data."

         The funds we receive from the sale of our capital stock to the Company will be added to our general funds and be used for general corporate purposes including: (i) investment in mortgages and other loans, (ii) U.S. Government and federal agency securities, (iii) mortgage-backed securities, (iv) funding loan commitments or (v) repaying FHLB advances. However, initially, we intend to invest the net proceeds in short-term investments until we can deploy the proceeds into higher yielding loans. The funds added to our capital will further strengthen our capital position.

         The net proceeds may vary because the total expenses of the Conversion may be more or less than those estimated. We expect our estimated expenses to be $400,000. Our estimated net proceeds will range from $2.0 million to $2.8 million (or up to $3.3 million in the event the maximum of the Estimated Valuation Range is increased to $3.7 million). See "Pro Forma Data." The net proceeds will also vary if the number of shares to be issued in the Conversion is adjusted to reflect a change in our estimated pro forma market value. Payments for shares made through withdrawals from existing deposit accounts with us will not result in the receipt of new funds for investment by us but will result in a reduction of our liabilities and interest expense as funds are transferred from interest-bearing certificates or accounts.

                                   DIVIDENDS

         Although no decision has been made yet regarding the payment of dividends, the Company may consider a policy of paying cash dividends on the Common Stock following the Conversion. However, declarations of dividends by the board of directors will depend upon a number of factors, including: (i) the amount of the net proceeds retained by the Company in the Conversion, (ii) investment opportunities available, (iii) capital requirements, (iv) regulatory limitations, (v) results of operations and financial condition, (vi) tax considerations, and (vii) general economic conditions. Upon review of such considerations, the board may authorize future dividends if it deems such payment appropriate and in compliance with applicable law and regulation. In addition, from time to time in an effort to manage capital at a desirable level, the board may determine to pay special cash dividends. Special cash dividends may be paid in addition to, or in lieu of, regular cash dividends. For a period of one year following the completion of the Conversion, we will not pay any dividends that would be construed as a return of capital nor take any actions to pursue or propose such dividends. In addition, there can be no assurance that regular or special dividends will be paid, or, if paid, will continue to be paid. See "Historical and Pro Forma Capital Compliance," "The Conversion -- Effects of Conversion to Stock Form on Savers and Borrowers of Newport Federal Savings Bank-- Liquidation Account" and "Regulation -- Dividend and Other Capital Distribution Limitations."

         The Company is not subject to OTS regulatory restrictions on the payment of dividends to its stockholders although the source of such dividends will be dependent in part upon the receipt of dividends from us. The Company is subject, however, to the requirements of Tennessee law. Under Tennessee law, the Company may pay a dividend as long as it will not affect the ability of the Company, after the dividend has been distributed, to pay its debts in the ordinary course of business or result in its assets being less than the sum of its liabilities plus the amount that would be needed (if any) to satisfy any preferential rights upon a dissolution of the Company of any stockholders with rights ahead of those receiving the dividend.

         In addition to the foregoing, the portion of our earnings which have been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by us to pay cash dividends to the Company without the payment of federal income taxes by us at the then current income tax rate on the amount deemed distributed, which would include the amount of any federal income taxes attributable to the distribution. See "Taxation -- Federal Taxation" and
Note 9 to the Financial Statements. The Company does not contemplate any distribution by us that would result in a recapture of our bad debt reserve or otherwise create federal tax liabilities.

                          MARKET FOR THE COMMON STOCK

         The Company has never issued Common Stock to the public. Consequently, there is no established market for the Common Stock. Following completion of the Offering, the Company intends to list the Common Stock over-the-counter through the OTC "Electronic Bulletin Board" under the symbol "________" and the Company intends to request that Trident Securities Inc. ("Trident Securities") undertake to match offers to buy and offers to sell the Common Stock. Trident Securities has no obligation to match offers to buy and offers to sell and may cease doing so at any time. There can be no assurance that timely or accurate quotations will be available on the OTC "Electronic Bulletin Board." In addition, the existence of a public trading market will depend upon the presence in the market of both willing buyers and willing sellers at any given time. The presence of a sufficient number of buyers and sellers at any given time is a factor over which neither the Company nor any broker or dealer has control. Due to the relatively small number of shares of Common Stock being offered in the Conversion and the concentration of ownership, it is unlikely that an active or liquid trading market will develop or be maintained. Further, the absence of an active and liquid trading market may make it difficult to sell the Common Stock and may have an adverse effect on the price of the Common Stock. Purchasers should consider the potentially illiquid and long-term nature of their investment in the shares offered hereby.

         The aggregate price of the Common Stock is based upon an independent appraisal of the pro forma market value of the Common Stock. However, there can be no assurance that an investor will be able to sell the Common Stock purchased in the Conversion at or above the Purchase Price.

                                CAPITALIZATION

         The following table presents our historical capitalization as of June 30, 1997 and the pro forma consolidated capitalization of Company after giving effect to the Conversion, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."



                                                                                     PRO FORMA CONSOLIDATED CAPITALIZATION OF
                                                         CAPITALIZATION        THE COMPANY AT JUNE 30, 1997 BASED ON THE SALE OF
                                                             OF THE        --------------------------------------------------------
                                                             BANK AT    238,000 SHARES 280,000 SHARES 322,000 SHARES 370,300 SHARES
                                                            JUNE 30,      AT $10.00      AT $10.00      AT $10.00      AT $10.00
                                                              1997        PER SHARE      PER SHARE      PER SHARE      PER SHARE
                                                           -------------------------------------------------------------------------

                                                                                       (In thousands)

Deposits (1)..............................................  $   31,073    $   31,073    $   31,073    $   31,073      $   31,073
FHLB advances.............................................         618           618           618           618             618
                                                            ----------    ----------    ----------    ----------      ----------
  Total deposits and borrowed funds.......................  $   31,691    $   31,691    $   31,691    $   31,691      $   31,691
                                                            ==========    ==========    ==========    ==========      ==========

Capital stock
  Preferred stock, $0.01 par value per share:
   authorized - 3,000,000 shares;
   assumed outstanding - none.............................          --            --            --            --              --
  Common Stock, $0.01 par value per share
   authorized - 9,000,000 shares;
   shares to be outstanding - as shown....................          --             2             3             3               4
  Paid-in capital (2).....................................          --         1,978         2,397         2,817           3,229
  Less:  Common Stock acquired by ESOP....................          --          (190)         (224)         (258)           (296)
         Common stock acquired by MRP.....................          --           (95)         (112)         (129)           (148)
  Retained earnings -- substantially restricted...........       2,266         2,266         2,266         2,266           2,266
                                                            ----------    ----------    ----------   -----------      ----------
  Total stockholders' equity..............................  $    2,266    $    3,960    $     4,330   $    4,700      $    5,125
                                                            ==========    ==========    ===========   ==========      ==========

--------------------

(1) Withdrawals from savings accounts for the purchase of stock have not been reflected in these adjustments. Any withdrawals will reduce pro forma capitalization by the amount of such withdrawals.

(2) Based upon the estimated net proceeds from the sale of capital stock less the par value of shares sold.

                   HISTORICAL AND PRO FORMA CAPITAL COMPLIANCE

         The following table shows our historical capital position relative to our regulatory capital requirements as of June 30, 1997 and on a pro forma basis after giving effect to the Conversion and based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data." The definitions of the terms used in the table are those provided in the capital regulations issued by the OTS. For a discussion of the capital standards applicable to us, see "Regulation -- Regulation of the Bank -- Regulatory Capital Requirements."


                                                                     PRO FORMA AT JUNE 30, 1997 BASED ON THE SALE OF /(1)/:
                                                                     ------------------------------------------------------
                                                                           MINIMUM OF                MIDPOINT OF
                                                                         238,000 SHARES            280,000 SHARES
                                               HISTORICAL AT                AT $10.00                 AT $10.00
                                               JUNE 30, 1997               PER SHARE                 PER SHARE
                                           ---------------------       -----------------------------------------------
                                                      PERCENT OF                 PERCENT OF                PERCENT OF
                                            AMOUNT    ASSETS (2)       AMOUNT    ASSETS (2)     AMOUNT     ASSETS (2)
                                            ------    ----------       ------    ----------     ------     ----------
                                                                       (Dollars in Thousands)
Capital under generally accepted
   accounting principles................    $ 2,266      6.6%         $  2,971       8.4%       $   3,130      8.8%
                                            =======   ======          ========     =====        =========   ======

Tangible capital........................    $ 2,266      6.6%         $  2,971       8.4%       $   3,130      8.8%
Tangible capital requirement............        516      1.5               529       1.5              532      1.5
                                            -------  -------          --------   -------        ---------  -------
   Excess...............................    $ 1,750      5.1%         $  2,442       6.9%       $   2,598      7.3%
                                            =======  =======          ========   =======        =========  =======

Core capital............................    $ 2,266      6.6%         $  2,971       8.4%       $   3,130      8.8%
Core capital requirement................      1,031      3.0             1,058       3.0            1,064      3.0
                                            -------   ------          --------   -------        ------------------
   Excess...............................    $ 1,235      3.6%         $  1,913       5.4%       $   2,066      5.8%
                                            =======   ======          ========   =======        ========= ========

Total regulatory capital................    $ 2,411     13.2%         $  3,119      16.8%       $   3,278     17.5%
Risk-based capital requirement..........      1,463      8.0             1,489       8.0            1,497      8.0
                                            -------  -------          --------   -------        ---------  -------
   Excess...............................    $   948      5.2%         $  1,630       8.8%       $   1,781      9.5%
                                            =======   ======          ========   =======        =========  =======


                                        PRO FORMA AT JUNE 30, 1997 BASED ON THE SALE OF /(1)/:
                                        ------------------------------------------------------

                                                MAXIMUM OF           MAXIMUM, AS ADJUSTED
                                              322,000 SHARES            370,300 SHARES
                                                 AT $10.00                 AT $10.00
                                                PER SHARE                  PER SHARE
                                           ----------------------------------------------
                                                      PERCENT OF                PERCENT OF
                                           AMOUNT     ASSETS (2)      AMOUNT    ASSETS (2)
                                           ------     ----------      ------    ----------
                                                        (Dollars in Thousands)
Capital under generally accepted
   accounting principles................    $  3,289     9.2%         $ 3,473       9.7%
                                            ========  ======          =======    ======

Tangible capital........................    $  3,289     9.2%         $ 3,473       9.7%
Tangible capital requirement............         535     1.5              538       1.5
                                            -------- -------          -------   -------
   Excess...............................    $  2,754     7.7%         $ 2,935       8.2%
                                            ======== =======          =======   =======

Core capital............................    $  3,289     9.2%         $ 3,473       9.7%
Core capital requirement................       1,070     3.0            1,076       3.0
                                            -------- -------          -------    ------
   Excess...............................    $  2,219     6.2%         $ 2,397       6.7%
                                            ======== =======          =======    ======

Total regulatory capital................    $  3,437    18.3%         $ 3,621      19.1%
Risk-based capital requirement..........       1,505     8.0            1,514       8.0
                                            -------- -------          -------   -------
   Excess...............................    $  1,932    10.3%         $ 2,107      11.1%
                                            ========  ======          =======     =====


---------------------
(1) Assumes that the Company will purchase all of our capital stock to be issued upon Conversion in exchange for 50% the net proceeds from the Company offering. Assumes net proceeds distributed to the Company or to us initially are invested in short-term securities that carry a risk-weight equal to the ratio of risk-weighted assets to total assets at June 30, 1997. Assumes the ESOP purchases 8% of the shares to be sold in the Conversion and borrows the funds needed to purchase such shares from the Company. Although repayment of such debt will be secured solely by the shares purchased by the ESOP, we expect to make discretionary contributions to the ESOP in an amount at least equal to the principal and interest payments on the ESOP debt. The approximate amount expected to be borrowed by the ESOP is not reflected in this table as borrowed funds but is reflected as a reduction of capital. Assumes a number of issued and outstanding shares of Common Stock equal to 4% of the Common Stock to be sold in the Conversion will be purchased by the MRP after the Conversion. The dollar amount of the Common Stock possibly to be purchased by the MRP is based on the price per share in the Conversion and represents unearned compensation and is reflected as a reduction of capital. Such amounts do not reflect possible increases or decreases in the value of such stock relative to the price per share in the Conversion. As we accrue compensation expense to reflect the vesting of such shares pursuant to the MRP, the charge against capital will be reduced accordingly. Does not reflect a possible increase in capital upon the exercise of options by participants in the Option Plan, under which directors, executive officers and other employees could be granted options to purchase an aggregate amount of Common Stock equal to 10% of the shares issued in the Conversion (28,000 shares at the midpoint of the Estimated Valuation Range) at exercise prices equal to the market price of the Common Stock on the date of grant. Under the MRP and the Option Plan, shares issued to participants could be newly issued shares or, subject to regulatory restrictions, shares repurchased in the market. The MRP and the Option Plan are required to be approved by the Company's stockholders and will not be implemented until at least six months after the Conversion. See "Management of Newport Federal Savings Bank -- Proposed Future Stock Benefit Plans."
(2) Based on our total assets determined under generally accepted accounting principles for equity purposes, adjusted total assets for the purposes of the tangible and core capital requirements and risk-weighted assets for the purpose of the risk-based capital requirement.

                                 PRO FORMA DATA

      The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $2.0 million and $3.3 million at the minimum and maximum, as adjusted, of the Estimated Valuation Range, based upon the following assumptions: (i) all of the shares will be sold in the Subscription or Community Offering; (ii) expenses, including the marketing fee to be paid to Trident Securities, will amount to $400,000.

      The following table sets forth our historical net earnings and stockholders' equity prior to the Conversion and the pro forma consolidated net income (loss) and stockholders' equity of the Company following the Conversion. Pro forma consolidated net earnings and stockholders' equity have been calculated as if the Common Stock to be issued in the Conversion had been sold at July 1, 1996, and the estimated net proceeds had been invested at 5.65%, which was approximately equal to the one-year U.S. Treasury bill rate at June 30, 1997. The one-year U.S. Treasury bill rate, rather than an arithmetic average of the average yield on interest-earning assets and average rate paid on deposits, has been used to estimate income on net proceeds because it is believed that it is a more accurate estimate of the rate that would be obtained on an investment of net proceeds from the offering. In calculating pro forma income, an effective state and federal income tax rate of 36% has been assumed, resulting in an after tax yield of 3.62%. Withdrawals from deposit accounts for the purchase of shares are not reflected in the pro forma adjustments. As discussed under "Use of Proceeds," the Company expects to retain 50% of the net Conversion proceeds, part of which will be lent to the ESOP to fund its purchase of 8.0% of the shares issued in the Conversion. No effect has been given in the pro forma stockholders' equity calculation for the assumed earnings on the net proceeds. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares.

      THE STOCKHOLDERS' EQUITY INFORMATION IS NOT INTENDED TO REPRESENT THE FAIR MARKET VALUE OF THE COMMON STOCK, OR THE CURRENT VALUE OF OUR ASSETS OR LIABILITIES, OR THE AMOUNTS, IF ANY, THAT WOULD BE AVAILABLE FOR DISTRIBUTION TO STOCKHOLDERS IN THE EVENT OF LIQUIDATION. FOR ADDITIONAL INFORMATION REGARDING THE LIQUIDATION ACCOUNT, SEE "THE CONVERSION -- EFFECTS OF CONVERSION TO STOCK FORM ON DEPOSITORS AND BORROWERS OF NEWPORT FEDERAL SAVINGS BANK -- LIQUIDATION ACCOUNT" AND NOTE 15 TO THE FINANCIAL STATEMENTS. THE PRO FORMA INCOME DERIVED FROM THE ASSUMPTIONS SET FORTH ABOVE SHOULD NOT BE CONSIDERED INDICATIVE OF THE ACTUAL RESULTS OF OUR OPERATIONS FOR ANY PERIOD. SUCH PRO FORMA DATA MAY BE MATERIALLY AFFECTED BY A CHANGE IN THE PRICE PER SHARE OR NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION AND BY OTHER FACTORS.


                                                                      AT OR FOR THE YEAR ENDED JUNE 30, 1997
                                                          -----------------------------------------------------------
                                                                                                          MAXIMUM, AS
                                                          MINIMUM OF      MIDPOINT OF     MAXIMUM OF     ADJUSTED, OF
                                                           238,000         280,000         322,000         370,300
                                                            SHARES          SHARES          SHARES          SHARES
                                                          AT $10.00       AT $10.00       AT $10.00       AT $10.00
                                                          PER SHARE       PER SHARE       PER SHARE       PER SHARE
                                                          ---------       ---------       ---------       ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Gross offering proceeds................................  $    2,380       $   2,800       $    3,220      $    3,703
Less estimated offering expenses.......................        (400)           (400)            (400)           (400)
                                                         ----------       ---------       ----------      ----------
   Estimated net offering proceeds.....................  $    1,980       $   2,400       $    2,820      $    3,303
                                                         ==========       =========       ==========      ==========

Less:   Common Stock acquired by ESOP..................  $     (190)      $    (224)      $     (258)     $     (296)
        Common Stock acquired by MRP...................         (95)           (112)            (129)           (148)
                                                         ----------       ---------       ----------      ----------
   Estimated investable net proceeds...................  $    1,694       $   2,064       $    2,434      $    2,859
                                                         ==========       =========       ==========      ==========

Net income (loss):
   Historical net income (loss)........................  $     (199)      $    (199)      $     (199)     $     (199)
   Pro forma income on net proceeds....................          61              75               88             103
   Pro forma ESOP adjustment (1).......................         (12)            (14)             (16)            (19)
   Pro forma MRP adjustment (2)........................         (12)            (14)             (16)            (19)
                                                         ----------       ---------       ----------      ----------
       Total (3).......................................  $     (162)      $    (153)      $     (144)     $     (134)
                                                         ==========       =========       ==========      ==========

 Net income (loss) per share:(4)
   Historical net income (loss)........................  $    (0.90)      $   (0.77)      $    (0.67)     $    (0.58)
   Pro forma income on net proceeds....................        0.28            0.29             0.29            0.30
   Pro forma ESOP adjustment (1).......................       (0.06)          (0.06)           (0.06)          (0.06)
   Pro forma MRP adjustment (2)........................       (0.06)          (0.06)           (0.06)          (0.06)
                                                         ----------       ---------       ----------      ----------
       Total (3).......................................  $    (0.73)      $   (0.59)      $    (0.48)     $    (0.39)
                                                         ==========       =========       ==========      ==========

Number of shares used in calculating earnings
  per share............................................     220,864         259,840          298,816         343,638
                                                         ==========       =========       ==========      ==========

Stockholders' equity: (5)
    Historical.........................................  $    2,266       $   2,266       $    2,266      $    2,266
    Estimated net offering proceeds (2)................       1,980           2,400            2,820           3,303
      Less: Common Stock acquired by ESOP (1)..........        (190)           (224)            (258)           (296)
            Common Stock acquired by MRP (2)...........         (95)           (112)            (129)           (148)
                                                         ----------       ---------       ----------      ----------
       Total...........................................  $    3,960       $   4,330       $    4,700      $    5,125
                                                         ==========       =========       ==========      ==========

Stockholders' equity per share:(4)(5)
   Historical..........................................  $     9.52       $    8.09       $     7.04      $     6.12
   Estimated net offering proceeds (2).................        8.32            8.57             8.76            8.92
      Less: Common Stock acquired by ESOP (1)..........       (0.80)          (0.80)           (0.80)          (0.80)
            Common Stock acquired by MRP (2)...........       (0.40)          (0.40)           (0.40)          (0.40)
                                                         ----------       ---------       ----------      ----------
       Total...........................................  $    16.64       $   15.46       $    14.60      $    13.84
                                                         ==========       =========       ==========      ==========

Offering price as a percentage of pro forma
   stockholders' equity per share(4)(5)................        60.1%           64.7%            68.5%           72.3%
                                                         ==========       =========       ==========      ==========

Ratio of offering price to pro forma
   annualized net income per share(4)..................        NA              NA               NA              NA
                                                         ==========       =========       ==========      ==========

                                                  (Footnotes on succeeding page)

(footnotes continued from preceding page)

-------------------------
(1) Assumes the ESOP purchases 8% of the shares sold in the Conversion and the Company lends the ESOP the funds to do so. The approximate amount expected to be borrowed by the ESOP is reflected as a reduction of capital. We intend to make annual contributions to the ESOP over a 10 year period in an amount at least equal to the principal and interest requirement of the debt. The pro forma net income assumes: (i) the ESOP loan is payable over 10 years, (ii) the average fair value of the ESOP shares is $10.00 per share in accordance with Statement of Position ("SOP') 93-6 of the American Institute of Certified Public Accountants ("AICPA"), and (iii) the effective tax rate was 36% for such period. The pro forma stockholders' equity per share calculation assumes all ESOP shares were outstanding, regardless of whether such shares would have been released. Because the Company will be providing the ESOP loan, only principal payments on the ESOP loan are reflected as employee compensation and benefits expense.

(2) Assumes the Company issues 4.0% of the shares sold in the offering to the MRP and the purchase price for the shares purchased by the MRP was equal to the purchase price of $10 per share and 20% of the amount contributed was an amortized expense during such period. As we accrue compensation expense to reflect the five-year vesting period of such shares pursuant to the MRP, the charge against capital will be reduced accordingly. Implementation of the MRP within one year of Conversion would require regulatory and stockholder approval at a meeting of our stockholders to be held no earlier than six months after the Conversion. For purposes of this table, it is assumed that the MRP will be adopted by the board of directors, reviewed by the OTS, and approved by the stockholders, and that the MRP will purchase the shares in the open market within the year following the Conversion. If the shares to be purchased by the MRP are assumed at July 1, 1996, to be newly issued shares purchased from the Company at the minimum, midpoint, maximum and maximum, as adjusted, of the Estimated Valuation Range, pro forma stockholders' equity per share would have been $16.38, $15.25, $14.42, and $13.69 at June 30, 1997, respectively. As a result of the MRP, stockholders' interests will be diluted by approximately 3.8%. See "Management of Newport Federal Savings Bank - Proposed Future Stock Benefit Plans - Management Recognition Plan."

(3) Per share data has been computed based on the assumed numbers of shares sold in the Conversion. This treatment is in accordance with SOP 93-6. No effect has been given to shares to be reserved for issuance pursuant to the Option Plan.

(4) Consolidated stockholders' equity represents the excess of the carrying value of the assets of the over its liabilities. The calculations are based upon the number of shares issued in the Conversion, without giving effect to SOP 93-6. The amounts shown do not reflect the federal income tax consequences of the potential restoration to income of the tax bad debt reserves for income tax purposes, which would be required in the event of liquidation. The amounts shown also do not reflect the amounts required to be distributed in the event of liquidation to eligible depositors from the liquidation account which will be established upon the consummation of the Conversion. Pro forma stockholders' equity information is not intended to represent the fair market value of the shares, the current value of our assets or liabilities or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. Such pro forma data may be materially affected by a change in the number of shares to be sold in the Conversion and by other factors.

(5) Pro forma net income per share calculations include the number of shares assumed to be sold in the Conversion and, in accordance with SOP 93-6, exclude ESOP shares which would not have been released during the period. Accordingly, 17,136, 20,160, 23,184 and 26,662 shares have been subtracted from the shares assumed to be sold at the minimum, midpoint, maximum, and maximum, as adjusted, of the Estimated Valuation Range, respectively, and 220,864, 259,840, 298,816 and 343,638 shares are assumed to be outstanding at the minimum, midpoint, maximum, and maximum, as adjusted of the Estimated Valuation Range. See Note 1 above.

                          NEWPORT FEDERAL SAVINGS BANK
                              STATEMENTS OF INCOME

            Our Statements of Income for each of the years in the two year period ended June 30, 1997 have been audited by KPMG Peat Marwick LLP, our independent certified public accountants, whose report thereon appears elsewhere in this Prospectus. The Statements of Income should be used in conjunction with our Financial Statements and Notes thereto which are included elsewhere herein.


                                                                    YEAR ENDED JUNE 30,
                                                                    -------------------
                                                                    1997           1996
                                                                    ----           ----
                                                                       (IN THOUSANDS)
Interest income:
  Loans receivable...............................................   $  2,011     $   1,814
  Mortgage-backed securities.....................................        339           280
  Investment securities..........................................         71           105
  Deposits in other financial institutions.......................         72           129
                                                                    --------     ---------
     Total interest income.......................................      2,493         2,328
Interest expense:
  Deposits.......................................................      1,541         1,517
  Federal Home Loan Bank advances................................         56             8
                                                                    --------     ---------
     Total interest expense......................................      1,597         1,525
  Net interest income............................................        896           803
  Provision for loan losses......................................         90            10
               Net interest income after provision
               for loan losses...................................        806           793
                                                                    --------     ---------
Noninterest income...............................................         19            11

Noninterest expenses:
  Salaries and employee benefits.................................        647           347
  Legal and professional fees....................................         12            15
  Data processing fees...........................................         62            60
  Federal insurance expense......................................        217            63
  Furniture and equipment expense................................         33            21
  Occupancy expense..............................................         59            39
  Other expense..................................................        127           180
                                                                    --------     ---------
     Total noninterest expenses..................................      1,157           725
                                                                    --------     ---------
Income (loss) before income taxes................................       (332)           79
Income tax expense (benefit).....................................       (133)            6
                                                                    --------     ---------
     Net income (loss)...........................................   $   (199)    $      73
                                                                    ========     =========


                       MANAGEMENTS DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis of financial condition and results of operations is intended to assist you in understanding our financial condition and results of operations. The information in this section should also be read with our Financial Statements and Notes to the Financial Statements elsewhere in this document.

        The Company has recently been formed and accordingly, has no results of operations. The following discussion relates only to our financial condition and results of operations

        Our results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest we earn on our interest-earning assets and the rates we pay on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest -earning assets and interest-bearing liabilities. Our results of operations are also affected by non-interest expense, including primarily compensation and employee benefits, federal deposit insurance premiums and office occupancy costs. Our results of operations also are affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond our control.

        Following the Conversion, we believe there will be sufficient demand in our market area to continue our policy of emphasizing lending in the one- to four-family real estate loan area. In addition, we hope to experience continued growth in our non-residential mortgage, consumer and commercial loan portfolios by modest amounts; however, there is no assurance that we will be able to do so. See "Risk Factors -- Nonresidential Lending" and "Business of Newport Federal Savings Bank-- Lending Activities."

ASSET/LIABILITY MANAGEMENT

        Our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest-rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

        An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of our earnings to material and prolonged changes in interest rates.

        To manage the interest rate risk of this type of loan portfolio, we limit maturities of fixed-rate loans to no more than five years and emphasize the origination of ARM loans. At June 30, 1997, the average weighted term to maturity of our mortgage loan portfolio was approximately 14 years and the average weighted term of our deposits was slightly less than two years.

NET PORTFOLIO VALUE

        In recent years, we have measured our interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now measures an institution's interest rate risk by computing the amount by which the net present value of cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 4% (100 to 400 basis points) increases and decreases in market interest rates. The following table presents the interest rate sensitivity of our NPV at June 30, 1997, as calculated by the OTS, which is based upon quarterly information that we voluntarily provided to the OTS.


                            NET PORTFOLIO VALUE               NPV AS % OF PORTFOLIO VALUE OF ASSETS
       CHANGE        --------------------------------         -------------------------------------
      IN RATES       $ AMOUNT    $ CHANGE    % CHANGE         NPV RATIO          BASIS POINT CHANGE
      --------       --------    --------    --------         ---------          ------------------
                          (DOLLARS IN THOUSANDS)
      + 400 bp           2,403      (669)        (22)%          7.26%                 (151) bp
      + 300 bp           2,663      (408)        (13)           7.91                   (86) bp
      + 200 bp           2,873      (199)         (6)           8.40                   (37) bp
      + 100 bp           3,012       (59)         (2)           8.70                    (7) bp
          0 bp           3,072        --          --            8.77                    --
      - 100 bp           3,051       (21)         (1)           8.63                   (14) bp
      - 200 bp           3,002       (69)         (2)           8.42                   (35) bp
      - 300 bp           2,993       (78)         (3)           8.32                   (45) bp
      - 400 bp           3,054       (18)         (1)           8.38                   (39) bp


         While we cannot predict future interest rates or their effects on our NPV or net interest income, we do not expect current interest rates to have a material adverse effect on our NPV or net interest income in the near future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit runoff and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as ARM loans, generally have features which restrict changes in interest rates on a short-term basis and over the life of the loan. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         The board of directors reviews our asset and liability policies. The board of directors meets regularly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the board of directors with respect to our asset and liability goals and strategies. We expect that our asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS

         The following table sets forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid at the date and for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from quarter-end balances. We do not believe that the use of quarter-end balances instead of daily balances has caused any material difference in the information presented.


                                                                            YEAR ENDED JUNE 30,
                                                                     ----------------------------------
                                                   AT JUNE 30,                     1997
                                                      1997           ----------------------------------
                                               -------------------                              AVERAGE
                                                            YIELD/   AVERAGE                     YIELD/
                                               BALANCE       COST    BALANCE       INTEREST       COST
                                               -------      ------   -------       --------      ------
                                                                          (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Interest-bearing deposits................  $    1,295     5.56%   $    1,767     $       72     4.07%
  Mortgage-backed securities...............       5,077     6.68         5,374            339     6.30
  Investment securities....................         846     8.39           976             71     7.28
  Loans....................................      24,794     8.11        24,249          2,011     8.20
                                             ----------             ----------     ----------
Total interest-earning assets..............      32,012     7.79        32,366          2,493     7.70
                                                                                   ----------
Non-interest-earning assets................       2,367                  1,745
                                             ----------             ----------
Total assets...............................  $   34,379             $   34,111
                                             ==========             ==========

INTEREST-BEARING LIABILITIES:
  Savings deposits.........................  $   30,090     5.12%   $   29,684     $    1,541     5.19%
  FHLB advances............................         618     5.55         1,238             56     4.52
                                             ----------             ----------     ----------
Total interest-bearing liabilities.........      30,708     5.20        30,922          1,597     5.16
                                                                                   ----------
Non-interest bearing liabilities...........       1,405                    789
                                             ----------             ----------
Total liabilities..........................      32,113                 31,711
Retained earnings..........................       2,266                  2,400
                                             ----------             ----------
Total liabilities and retained earnings....  $   34,379             $   34,111
                                             ==========             ==========

Net interest income........................                                        $      896
                                                                                   ==========
Net interest rate spread (1)...............                 2.59%                                 2.54%
                                                            ====                                  ====
Net interest-earning assets................                         $    1,444
                                                                    ==========
Net interest margin (2)....................                                                       2.77%
                                                                                                  ====
Ratio of average interest-earning assets to
  average interest-bearing liabilities.....                                            104.66%
                                                                                       ======


                                                      YEAR ENDED JUNE 30,
                                              ---------------------------------
                                                            1996
                                              ---------------------------------
                                                                        AVERAGE
                                               AVERAGE                   YIELD/
                                               BALANCE     INTEREST       COST
                                               -------     --------     -------
INTEREST-EARNING ASSETS:
  Interest-bearing deposits................   $   2,519    $      129     5.12%
  Mortgage-backed securities...............       4,442           280     6.30
  Investment securities....................       1,266           105     8.29
  Loans....................................      21,470         1,814     8.45
                                              ---------    ----------
Total interest-earning assets..............      29,697         2,328     7.84
                                                           ----------
Non-interest-earning assets................       1,644
                                              ---------
Total assets...............................   $  31,341
                                              =========

INTEREST-BEARING LIABILITIES:
  Savings deposits.........................   $  28,383    $    1,517     5.34%
  FHLB advances............................         140             8     5.71
                                              ---------    ----------
Total interest-bearing liabilities.........      28,523         1,525     5.35
                                                           ----------
Non-interest bearing liabilities...........         351
                                              ---------
Total liabilities..........................      28,874
Retained earnings..........................       2,467
                                              ---------
Total liabilities and retained earnings....   $  31,341
                                              =========

Net interest income........................                $      803
                                                           ==========
Net interest rate spread (1)...............                               2.49%
                                                                          ====
Net interest-earning assets................   $   1,174
                                              =========
Net interest margin (2)....................                               2.70%
                                                                          ====
Ratio of average interest-earning assets to
  average interest-bearing liabilities.....                    104.12%
                                                               ======


--------------------
(1) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(2) Net interest margin represents net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

         The table shows certain information regarding changes in our interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rates (change in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the changes in volume) are allocated between changes in rate and changes in volume.


                                                                                    YEAR ENDED JUNE 30,
                                                       ---------------------------------------------------------------------------
                                                            1997        VS.         1996            1996        VS.       1995
                                                       -------------------------------------   -----------------------------------
                                                                  INCREASE (DECREASE)                 INCREASE (DECREASE)
                                                                        DUE TO                             DUE TO
                                                       -------------------------------------   -----------------------------------
                                                                           RATE/                                   RATE/
                                                       VOLUME       RATE   VOLUME      TOTAL    VOLUME    RATE     VOLUME    TOTAL
                                                       ------       ----   ------      -----    ------    ----     ------    -----
                                                                                   (IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Interest-bearing deposits ........................    $ (39)    $ (26)    $   8     $ (57)    $ (14)    $  26     $  (3)    $   9
  Mortgage-backed securities .......................       59        --        --        59       (22)       51        (4)       25
  Investment securities ............................      (24)      (13)        3       (34)      (11)       16        (2)        3
  Loans ............................................      235       (34)       (4)      197       126        10         1       137
                                                        -----     -----     -----     -----     -----     -----     -----     -----
    Total interest-earning assets ..................      231       (73)        7       165        79       103        (8)      174
                                                        -----     -----     -----     -----     -----     -----     -----     -----

INTEREST-BEARING LIABILITIES:
  Deposits .........................................       69       (43)       (2)       24        44       195         7       246
  FHLB advances ....................................       63        (2)      (13)       48        (1)       (1)       --        (2)
                                                        -----     -----     -----     -----     -----     -----     -----     -----
  Total interest-bearing liabilities ...............      132       (45)      (15)       72        43       194         7       244
  Increase (decrease) in net interest
    income .........................................    $  99     $ (28)    $  22     $  93     $  36     $ (91)    $ (15)    $ (70)
                                                        =====     =====     =====     =====     =====     =====     =====     =====


COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1997 AND JUNE 30, 1996

         Total assets increased by $1.9 million or 5.96% from $32.4 million at June 30, 1996 to $34.4 million at June 30, 1997. Total liabilities increased $2.1 million or 7.1%, from $30.0 million at June 30, 1996 to $32.1 million at June 30, 1997. The increase in assets for the period was primarily attributable to the growth in our loan portfolio of $2.8 million which was the result of increased loan demand generally. Loan growth was funded from a net increase in deposits of $1.4 million, an increase in FHLB advances of $484,000, a net reduction in cash and interest-earning deposits of $482,000 and net maturities and repayments on investment and mortgage-backed securities of $387,000.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

         NET INCOME. We incurred a net loss of $199,000 for the fiscal year ended June 30, 1997 as compared to a net profit of $73,000 for the fiscal year ended June 30, 1996. Our loss in the current fiscal year was primarily due to a special assessment that all thrift institutions were required to pay in order to recapitalize the SAIF, the FDIC fund that insures our deposits. The special assessment amounted to $179,000 which we paid during the quarter ended December 31, 1996. In addition, we incurred an expense of $286,000 in connection with our adoption of a Director Retirement Plan. We also increased our provision for loan losses from $10,000 for fiscal year 1996 to $90,000 for fiscal year 1997.

         NET INTEREST INCOME. Our net interest income, which is the difference between our interest income and our interest expense, increased from $803,000 for fiscal year 1996 to $896,000 for fiscal year 1997. The $93,000 increase was due to an increase in the level of interest income we received on our loan and mortgage backed securities portfolios. Although the average yield on these portfolios actually declined, the average balance of these assets rose which accounted for the income growth. Total interest expense also increased during the fiscal year by $72,000 due to an increase in our deposits and our FHLB borrowings, our two main categories of interest-bearing liabilities. As with the interest-earning assets, however, the average cost of these borrowings decreased from fiscal year 1996 to fiscal year 1997.

         PROVISION FOR LOAN LOSSES. Financial institutions are required to establish an allowance for potential loan losses. The balance of such allowance depends on the risk in the institution's loan portfolio, its level of problem loans and general economic conditions, among other factors. Loans which cannot be collected are charged against the allowance and thereby reduce its balance. An institution adds to the allowance by making a provision for loan losses which is an expense item. During fiscal year 1997, we made a provision for loan losses of $90,000 as compared to a $10,000 provision during the previous fiscal year. Although at June 30, 1997 we had not experienced any increase in the level of our problem loans, we determined that the higher provision was necessary based on the increased risks associated with consumer loans and other non-mortgage loans during the year, as well as the growth in our total loan portfolio.

         NONINTEREST INCOME. Noninterest income (e.g, loan and deposit account fees) does not represent a significant portion of our revenues. For fiscal year 1997, we earned $19,000 in noninterest income as compared to $11,000 in fiscal year 1996.

         NONINTEREST EXPENSE. Our noninterest expenses consist mainly of salaries and employee benefits, federal deposit insurance premiums and the expenses associated with our building and equipment. For fiscal year 1997, total noninterest expenses were $1.2 million as compared to $726,000 for the prior fiscal year 1996. The increased expense level was due mainly to the special SAIF assessment of $179,000 and the costs associated with the adoption of the director retirement plan of $286,000.

         We anticipate our deposit insurance premium expense to be reduced going forward as the rate we have to pay for such insurance was significantly reduced effective January 1, 1997. See "Regulation--Regulation of the Bank--Deposit Insurance."

         INCOME TAX EXPENSE. Our income tax expense for fiscal year 1997 was significantly reduced due to the net loss for the year. We recognized a net benefit of $133,000 for the year as compared to a net expense of $6,000 for the prior fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

         We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of our deposits and short-term borrowings. The required ratio currently is 5% and our liquidity ratio for the month ended June 30, 1997 was 5.14%. It is our belief that upon completion of the Conversion our liquidity ratio will increase due to the additional funds we will receive.

         Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of Dallas. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predicable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

         Liquidity may be adversely affected by unexpected deposit outflows, higher interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Further, the disparity in Fico Bond interest payments as described herein could result in us losing deposits to BIF members that have lower costs of funds and therefore are able to pay higher rates of interest on deposits. Management monitors projected liquidity needs and determines the level desirable, based in part on our commitments to make loans and management's assessment of our ability to generate funds.

         We are subject to federal regulations that impose certain minimum capital requirements. For a discussion on such capital levels, see "Historical and Pro Forma Capital Compliance" and "Regulation -- Regulation of the Bank -- Regulatory Capital Requirements."

IMPACT OF INFLATION AND CHANGING PRICES

         Our financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENT PRONOUNCEMENTS

         FASB STATEMENT ON ACCOUNTING FOR STOCK-BASED COMPENSATION. In October 1995, the FASB issued SFAS No. 123. SFAS No. 123 defines a "fair value based method" of accounting for an employee stock option whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. FASB has encouraged all entities to adopt the fair value based method, however, it will allow entities to continue the use of the "intrinsic value based method" prescribed by Accounting Principles Board ("APB") Opinion No. 25. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. However, most stock option plans have no intrinsic value at the grant date and, as such, no compensation cost is recognized under APB Opinion No. 25. Entities electing to continue use of the accounting treatment of APB Opinion No. 25 must make certain pro forma disclosures as if the fair value based method had been applied. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures must include the effects of all awards granted in fiscal years beginnings after December 15, 1994. If the proposed Option Plan is adopted we will use the intrinsic value method. Accordingly, there will be no impact as a result of our adoption of SFAS No. 123.

         FASB STATEMENT ON ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. In June 1996, FASB issued SFAS No. 125, which will be effective, on a prospective basis, for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. SFAS No. 125 supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS

No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115 to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. In addition, SFAS No. 125 amends SFAS No. 115 to prevent a security from being classified as held to maturity if the security can be prepaid or settled in such a manner that the holder of the security would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment to SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. The FASB has proposed to defer the effective date of SFAS No. 125 until January 1, 1998 for certain transactions including repurchase agreements, dollar- roll, securities lending and similar transactions. We adopted SFAS No. 125 on July 1, 1997. There was no impact on our financial statements of such adoption.

         FASB STATEMENT ON EARNINGS PER SHARE. In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS 128 supersedes APB Opinion No. 15, "Earnings Per Share" and specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. SFAS No. 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share and fully diluted earnings per share with diluted earnings per share. It also requires dual presentation of basis and diluted earning per share on the fact of the income statement for all entities with complex capital structures and requires the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS No. 128 will be adopted by us in the initial period after December 15, 1997. We do not believe the impact of adopting SFAS No. 128 will be material to our financial statements.

         FASB STATEMENT ON DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE. In February 1997, the FASB issued SFAS No. 129. The Statement incorporates the disclosure requirements of APB Opinion No. 15, "Earnings per Share," and makes them applicable to all public and nonpublic entities that have issued securities addressed by the Statement. APB Opinion No. 15 requires disclosure of descriptive information about securities that is not necessarily related to the computation of earnings per share. The statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinion NO. 10, Omnibus Opinion - 1966 and No. 15, Earnings Per Share and FASB Statement No. 47, Disclosure of Long- Term Obligations, for entities that were subject to the requirements of those standards. This Statement eliminates the exemption of nonpublic entities from certain disclosure requirements of Opinion 15 as provided by Statement No. 21, Suspension of the Reporting of Earnings per Share and Segment Information for Nonpublic Enterprises. It supersedes specific disclosure requirements of Opinion 10 and 15 and Statement 47 and consolidates them in this Statement for ease of retrieval and for greater visibility to nonpublic entities. This Statement is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 will be adopted by us in the initial period after December 15, 1997. We do not believe the impact of adopting SFAS No. 129 will be material to our financial statements.

         FASB STATEMENT ON REPORTING COMPREHENSIVE INCOME. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net income or loss for the current period and other comprehensive income, expense, gains and losses that bypass the income statement and are reported in a separate component of equity, i.e., unrealized gains and losses on certain investment securities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. We do not believe that adoption of SFAS No. 130 will have a material adverse effect on our financial position or results of operations.

         FASB STATEMENT ON DISCLOSURES REGARDING SEGMENTS. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 establishes standards for the way public enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement 131 supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise" but retains the requirement to report information about major customers. It amends Statement No. 94, "Consolidation of all Majority-Owned Subsidiaries" to remove the special disclosure requirements for previously unconsolidated subsidiaries. Statement 131 is effective for financial statements for periods beginning after December 15, 1997. We do not believe the impact of adopting SFAS No. 131 will be material to our financial statements.

                  BUSINESS OF NORTH ARKANSAS BANCSHARES, INC.

         The Company is not an operating company and has not engaged in any significant business to date. It was formed in September 1997 as a Tennessee-chartered corporation to be the holding company for Newport Federal Savings Bank. The holding company structure and retention of proceeds will facilitate: (i) diversification into non-banking activities, (ii) acquisitions of other financial institutions, such as savings institutions, (iii) expansion within existing and into new market areas and (iv) stock repurchases without adverse tax consequences. There are no present plans regarding diversification, acquisitions or expansion.

         Newport Federal have operated as an independent community oriented savings institution since 1934. It is our intention to continue to operate as an independent community oriented savings association following the Conversion.

         Since the Company will own only one savings association, it generally will not be restricted in the types of business activities in which it may engage, provided that we retain a specified amount of our assets in housing-related investments. The Company initially will not conduct any active business and does not intend to employ any persons other than officers but will utilize our support staff from time to time.

                   BUSINESS OF NEWPORT FEDERAL SAVINGS BANK

         The principal sources of funds for our activities are deposits, payments on loans and borrowings from the FHLB of Dallas. Our deposits totaled $31.1 million at June 30, 1997. Funds are used principally for the origination of loans secured by first mortgages on one- to four-family residences which are located in our market area. Such loans totaled $17.5 million, or 70.06%, of our total loans receivable portfolio at June 30, 1997. We also originate other types of loans including loans secured by commercial real estate and consumer loans and purchase investment and mortgage-backed securities. Our principal source of revenue is interest received on loans and investments and our principal expense is interest paid on deposits.

MARKET AREA

         We consider our primary market area to be Jackson County in Northern Arkansas. The City of Newport, where we are located, is the County Seat of Jackson County. Jackson County is primarily rural in nature. According to 1990 Census data, approximately 26.6% of the households in Jackson County had incomes below the poverty line. Median household income was estimated to be $16,641. The unemployment rate calculated based on the 1990 Census data was 5.40%, slightly below the average for all of Arkansas of 5.98% and the U.S. average of 6.24%. Major employers in our market area are Arkansas State University-Beebe/Newport, which is located in Newport, two hospitals, also based in Newport, Arkansas Steel and the Norandal Aluminum Rolling Plant. Two privately-owned prisons are also scheduled to open shortly which are expected to add approximately 284 new jobs to the market area according to the companies that own the prisons.

BUSINESS STRATEGY

         Historically, our principal business, like that of most other savings institutions, has been that of accepting deposits from the general public and investing those funds in one- to four-family mortgage loans. Our loans have typically been secured by properties located within Jackson County.

         During 1995, we decided to move our offices to our current location at 200 Olivia Drive. We believed that this location would give us more exposure to our potential customer base because of the proximity of a number of recently-built retail establishments and other businesses. Since we completed construction and moved to the new location, our deposit base has grown from $27.8 million at June 30, 1995 to $31.1 million at June 30, 1997. We also decided to expand the types of loans we offered and have since significantly increased our nonresidential loan portfolio.

         While our new location has contributed to this growth and expansion, the costs associated with its construction have caused us to experience decreased earnings as compared to our peer institutions since we have a greater percentage of our assets invested in non-earning fixed assets than do our peers. This also limited our ability to grow in the future since our growth would have to be financed to a large extent by deposits rather than capital. This factor contributed to our decision to convert from mutual to stock form. We believe that the proceeds we will receive from the offering will allow us to continue our growth and diversification.

LENDING ACTIVITIES

         Most of our loans are mortgage loans which are secured by one- to four-family residences. We also make consumer, residential construction and commercial real estate and commercial business loans. Following the Conversion, we believe there will be sufficient demand in our market area to continue our policy of emphasizing lending in the one- to four-family real estate loan area. In addition, we hope to continue our growth in our non-residential mortgage, and consumer and commercial loan portfolios; however, there is no assurance that we will be able to do so.

         At June 30, 1997, our gross loans totaled $24.9 million of which $17.5 million were mortgage loans secured by one- to four-family residences. We originate both fixed rate mortgage and ARM loans. Generally, all of the consumer loans we originate have fixed rates.

         The following table sets forth information concerning the types of loans held by us at the dates indicated.




                                                                             AT JUNE 30,
                                                            -----------------------------------------------
                                                                     1997                     1996
                                                            --------------------     -------------------
                                                            AMOUNT            %      AMOUNT            %
                                                            ------           ---     ------           ---
                                                                          (DOLLARS IN THOUSANDS)
 Real estate loans:
  One- to four-family.....................................  $   17,479     70.06%    $  17,486       79.25%
  Multi-family............................................         136       .55           145         .66
  Non-residential.........................................       3,613     14.48         2,628       11.91
                                                            ----------   -------     ---------     -------
     Total real estate loans..............................      21,228     85.09        20,259       91.82
Consumer loans:
  Loans secured by deposits...............................         443      1.78           256        1.16
  Home improvement........................................         666      2.67           763        3.46
  Automobile..............................................       2,010      8.05           649        2.94
  Other consumer..........................................         510      2.04           138         .62
Commercial................................................          93       .37            --          --
                                                            ---------- ---------     ---------  ----------
       Total loans........................................      24,950    100.00%       22,065      100.00%
                                                            ----------    ======     ---------      ======

Less:
  Deferred fees and discounts.............................           6                      10
  Allowance for losses....................................         150                      73
                                                            ----------               ---------
       Loan portfolio, net................................  $   24,794               $  21,982
                                                            ==========               =========


         The following table sets forth the estimated maturity of our loan portfolio at June 30, 1997. The table does not include the effects of possible prepayments or scheduled repayments. All mortgage loans are shown as maturing based on the date of the last payment required by the loan agreement.


                                          DUE DURING THE YEAR ENDING          DUE AFTER
                                                     JUNE 30,                 3 THROUGH
                                         -------------------------------    5 YEARS AFTER
                                            1998        1999       2000      JUNE 30, 1997
                                           ------      ------     ------     -------------
                                                       (IN THOUSANDS)
Real estate loans:
  One- to four-family ..............     $   816     $    91     $   923       $ 2,390
  Multi-family .....................          --          --          --            --
  Non-residential ..................         838          24         836           764
Consumer loans:
  Loans secured by
    deposits .......................         414           6          --            23
  Home improvement .................           5          11          24            84
  Automobile .......................         103          57         195         1,618
  Other consumer ...................         188         100          39           148
Commercial .........................          93          --          --            --
                                         -------     -------     -------       -------
     Total .........................     $ 2,457     $   289     $ 2,017       $ 5,027
                                         =======     =======     =======       =======




                                        DUE AFTER       DUE AFTER
                                        5 THROUGH       10 THROUGH       DUE AFTER 15
                                      10 YEARS AFTER  15 YEARS AFTER     YEARS AFTER
                                     JUNE 30, 1997    JUNE 30, 1997     JUNE 30, 1997           TOTAL
                                     -------------    -------------     -------------         ----------
Real estate loans:
  One- to four-family ..............      $ 3,192           $ 4,432           $ 5,635           $17,479
  Multi-family .....................           --               136                --               136
  Non-residential ..................          275               798                78             3,613
Consumer loans:
  Loans secured by
    deposits .......................           --                --                --               443
  Home improvement .................          396               138                 8               666
  Automobile .......................           37                --                --             2,010
  Other consumer ...................           35                --                --               510
Commercial .........................           --                --                --                93
                                          -------           -------           -------           -------
     Total .........................      $ 3,935           $ 5,504           $ 5,721           $24,950
                                          =======           =======           =======           =======

    The next table shows at June 30, 1997, the dollar amount of all our loans due one year or more after June 30, 1997 which have fixed interest rates and have floating or adjustable interest rates.



                                                                          FLOATING OR
                                                       FIXED RATE       ADJUSTABLE RATES
                                                       ----------       ----------------
                                                               (IN THOUSANDS)
        Real estate loans
            One- to four-family......................  $     4,285         $    12,378
            Multi-family.............................           --                 136
            Non-residential..........................        1,195               1,580
        Consumer loans:
           Loans secured by deposits.................           29                  --
           Home improvement..........................          661                  --
           Automobile................................        1,907                  --
           Other consumer ...........................          322                  --
        Commercial...................................           --                  --
                                                       -----------         -----------
                Total................................  $     8,399         $    14,094
                                                       ===========         ===========

         ONE- TO FOUR-FAMILY RESIDENTIAL LOANS. Our primary lending activity consists of the origination of one- to four-family residential mortgage loans secured by property located in our primary market area. We generally originate one- to four-family residential mortgage loans in amounts up to 80% of the lesser of the appraised value or purchase price, with private mortgage insurance or additional collateral required on loans with a loan to-value ratio in excess of 80%. The maximum loan-to-value ratio on mortgage loans secured by nonowner occupied properties generally is limited to 80%. We primarily originate and retain fixed-rate balloon loans having terms of up to five years, with principal and interest payments calculated using up to a 25-year amortization period.

         We also offer ARM loans. The interest rate on ARM loans is based on an index plus a stated margin. ARM loans provide for periodic interest rate adjustments upward or downward of up to 2% per year. The interest rate may not increase above a "ceiling rate" established at the time the loan is originated and may not decrease below the original interest rate. ARM loans typically reprice every one, three or five years and provide for terms of up to 30 years with most loans having terms of between 15 and 30 years.

         ARM loans decrease the risk associated with changes in interest rates by periodically repricing, but involve other risks because as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustment permitted by the loan documents, and, therefore is potentially limited in effectiveness during periods of rapidly rising interest rates. At June 30, 1997, approximately 71% of the one- to four-family residential loans we hold had adjustable rates of interest.

         Mortgage loans originated and held by us generally include due-on-sale clauses. This gives us the right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property securing the mortgage loan without our consent.

         RESIDENTIAL CONSTRUCTION LOANS. We make a limited number of residential construction loans on one- to four-family residential property to the individuals who will be the owners and occupants upon completion of construction. Borrowers are required to pay interest during the construction period. Loan proceeds are disbursed according to a draw schedule and we inspect the progress of the construction before additional funds are disbursed. We charge a fixed rate of interest on our construction loans. While we occasionally agree to convert the balance of construction loans to a permanent mortgage upon completion of the construction phase, we will not commit to do so at the same time as the construction loan is granted. Any permanent mortgage would be granted on the same terms as other one-to four-family mortgage loans we originate.

         Construction lending is generally considered to involve a higher degree of credit risk than long term financing of residential properties. Our risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. If the estimate of construction cost and the marketability of the property upon completion of the project prove to be inaccurate, we may be compelled to advance additional funds to complete the construction. Furthermore, if the final value of the completed property is less than the estimated amount, the value of the property might not be sufficient to assure the repayment of the loan.

         COMMERCIAL AND MULTI-FAMILY LOANS. Our commercial real estate loans are secured by churches, office buildings, and other commercial properties. Multi-family loans are secured by apartment and condominium buildings. At June 30, 1997, our three largest commercial real estate loans consisted of a loan to a hotel which had a balance of $625,000 at June 30, 1997, a loan to a nursing home which had a balance of $491,000 at June 30, 1997 and a loan to a funeral home which had a balance of $282,000. At June 30, 1997, all three of these loans were performing in accordance with their terms. Subsequent to fiscal year end, the hotel loan has become delinquent. See "-- Nonperforming Assets."

         Commercial and multifamily real estate lending entails significant additional risks compared to residential property lending. These loans typically involve large loan balances to single borrowers or groups of related borrowers. The repayment of these loans typically is dependent on the successful operation of the real estate project securing the loan. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and may also be subject to adverse conditions in the economy. To minimize these risks, we generally limit this type of lending to our market area and to borrowers who are otherwise well known to us.

         COMMERCIAL BUSINESS LOANS. We offer commercial business loans to benefit from the higher fees and interest rates and the shorter term to maturity. Our commercial business loans consist of equipment, lines of credit and other business purpose loans, which generally are secured by either the underlying properties or by the personal guarantees of the borrower.

         Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment.

         CONSUMER LOANS. We offer consumer loans in order to provide a wider range of financial services to our customers. Consumer loans totaled $3.6 million, or 14.55% of our total loans at June 30, 1997. Our consumer loans consist of automobile, home improvement, share account and personal loans. Our home improvement loans are primarily originated under a program whereby the U.S. Government guarantees 90% of the principal balance of such loans. We have just begun to offer personal lines of credit. We offer both unsecured lines of credit that are granted based upon the borrower's financial strength and home equity lines of credit.

         Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not be sufficient for repayment of the outstanding loan, and the remaining deficiency may not be collectible.

         LOAN APPROVAL AUTHORITY AND UNDERWRITING. Our President may approve all one-to four-family mortgage loans that conform to all of our policy requirements up to $50,000 and may approve all consumer loans. The Executive Committee of our board which consists of three directors may approve loans with principal balances of up to $100,000. All other loans require the approval of our board of directors.

         Upon receipt of a completed loan application from a prospective borrower, a credit report is ordered. Income and certain other information is verified. If necessary, additional financial information may be requested. An appraisal or other estimate of value of the real estate intended to be used as security for the proposed loan is obtained. Appraisals are prepared by outside fee appraisers who are approved by the board of directors.

         Either title insurance or a title opinion is generally required on all real estate loans. Borrowers also must obtain fire and casualty insurance. Flood insurance is also required on loans secured by property which is located in a flood zone.

        LOAN ORIGINATIONS, PURCHASES AND SALES. The following table sets forth certain information with respect to our loan originations and purchases for the periods indicated. We did not sell any loans during the periods.

                                                                       YEAR ENDED JUNE 30,
                                                                 -----------------------------
                                                                   1997                  1996
                                                                 --------               ------
                                                                        (IN THOUSANDS)
Net loans, beginning of period.................................  $  21,982          $  20,152

Origination by type:
-------------------
Real estate loans:
   One- to four-family.........................................  $   4,515          $   3,714
   Multi-family................................................         55                 43
   Non-residential.............................................        936                561
                                                                 ---------          ---------
                                                                     5,506              4,318
Consumer loans:
   Loan secured by deposits....................................        577                398
   Home improvement............................................        115                148
   Automobile..................................................      1,840                689
   Other consumer..............................................        699                221
Commercial.....................................................         93                 --
                                                                 ---------          ---------
     Total loans originated....................................      8,830              5,774
                                                                 ---------          ---------

Purchases......................................................        500              1,005
                                                                 ---------          ---------
     Total loans originated and purchased......................      9,330              6,779
                                                                 ---------          ---------

Repayments.....................................................      6,445              4,943
                                                                 ---------          ---------

Decrease (increase) in other items, net........................        (73)                (6)
                                                                 ---------          ---------

     Net increase (decrease) in loans receivable, net..........      2,812              1,830
                                                                 ---------          ---------

Net loans, end of period.......................................  $  24,794          $  21,982
                                                                 =========          =========

         Most of the loans we originate are intended to be held in our portfolio rather than sold in the secondary mortgage market. We occasionally purchase loan participations from other financial institutions. These participation interest purchases are reflected in the above table. Generally, the purchase of participation interests involves the same risks as would the origination of the same types of loans as well as the additional risk that results from the fact that we have less control over the origination and subsequent administration of such loans. At June 30, 1997, all of our participation loans were performing in accordance with their terms.

         LOAN COMMITMENTS. Written commitments are given to prospective borrowers on all approved real estate loans. Generally, the commitment requires acceptance within 30 days of the date of issuance. At June 30, 1997, commitments to cover originations of mortgage loans were $253,000. We believe that virtually all of our commitments will be funded.

         LOANS TO ONE BORROWER. The maximum amount of loans which we may make to any one borrower may not exceed the greater of $500,000 or 15% of our unimpaired capital and unimpaired surplus. We may lend an additional 10% of our unimpaired capital and unimpaired surplus if the loan is fully secured by readily marketable collateral. Our maximum loan-to-one borrower limit was approximately $500,000 at June 30, 1997. At June 30, 1997, our largest loan outstanding had a balance of $625,000. This loan was originated prior to 1989 when we first became subject to the limitation on loans to one borrower described above. Subsequent to June 30, 1997, payments on this loan have become delinquent. See "-- Nonperforming Assets." As of its origination, this loan was within lending limits then in effect.

NONPERFORMING AND PROBLEM ASSETS

        LOAN DELINQUENCIES. Generally when a mortgage loan becomes 15 days past due, a notice of nonpayment is sent to the borrower. If, after 20-30 days, payment is still delinquent, the borrower will receive a letter and/or telephone call from us and may receive a visit from one of our representatives. If the loan continues in a delinquent status for 90 days past due and no repayment plan is in effect, a notice of right to cure default is sent to the borrower giving 30 additional days to bring the loan current before foreclosure is commenced. Our loan committee meets regularly to determine when foreclosure proceedings should be initiated. The customer will be notified when foreclosure is commenced. At June 30, 1997, our loans past due between 30 and 89 days totaled $156,000.

         Loans are reviewed on a monthly basis and are generally placed on a non-accrual status when the loan becomes more than 90 days' delinquent or when, in our opinion, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

        NONPERFORMING ASSETS. The following table sets forth information regarding nonaccrual loans and real estate owned. As of the dates indicated, we had no loans categorized as troubled debt restructurings within the meaning of SFAS 15 and no loans which were 90 days or more past due and still accruing interest.

                                                                       AT JUNE 30,
                                                                 -----------------------
                                                                   1997            1996
                                                                 --------       --------
                                                                     (IN THOUSANDS)
Loans accounted for on a non-accrual basis:
  Real estate:
    One- to four-family........................................  $     67       $     30
    Multi-family...............................................        --             --
    Non-residential............................................        --             --
                                                                 --------       --------
     Total real estate loans...................................        67             30
Consumer loans:
   Loans secured by deposits...................................         7             --
   Home improvement............................................        --             --
   Automobile..................................................        --             --
   Other consumer..............................................        --             --
Commercial.....................................................        --             --
                                                                 --------       --------
        Total nonperforming loans..............................        74             30
                                                                 --------       --------

Foreclosed real estate.........................................        --            124
                                                                 --------       --------
Total nonperforming assets.....................................        74            154
                                                                 ========       ========
Total nonperforming loans as a
  percentage of total net loans................................       .30%           .14%
                                                                 ========       ========
Total nonperforming assets as a
  percentage of total assets...................................       .21%           .47%
                                                                 ========       ========

         During the year ended June 30, 1997, we would have recorded additional interest income of approximately $3,000 on nonaccrual loans if such loans had been current throughout the period. We did not include any income on nonaccrual loans during the year. In addition, we had $721,000 (which includes the $625,000 commercial real estate loan described below) in loans which were not classified as nonaccrual, 90 days past due or restructured, but where known information causes us to have serious concerns as to the ability of these borrowers to comply with their current loan terms.

         Subsequent to June 30, 1997, our largest loan went into delinquent status. This loan is a participation interest in a $5.8 million loan which is secured by 625-room a hotel located in Oklahoma City. Our participation interest had a balance of $625,000 at June 30, 1997. The lead lender has demanded payment on the loan. There can be no assurance that this delinquency will be covered or, if the lead lender proceeds to foreclose, that the underlying property can be sold at a price sufficient to repay us in full. The loan is secured by the hotel which had an appraised value of $_______ as of ___________.

         CLASSIFIED ASSETS. OTS regulations provide for a classification system for problem assets of savings associations which covers all problem assets. Under this classification system, problem assets of savings associations such as ours are classified as "substandard," "doubtful," or "loss." An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the "distinct possibility" that the savings association will sustain "some loss" if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make "collection or liquidation in full, on the basis of currently existing facts, conditions, and, values, "highly questionable and improbable." Assets classified as loss are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets may be designated "special mention" because of potential weakness that do not currently warrant classification in one of the aforementioned categories.

         When a savings association classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings association classifies problem assets as loss, it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. A savings association's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which may order the establishment of additional general or specific loss allowances. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining a savings association's regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital.

         At June 30, 1997, none of our assets were classified as special mention or doubtful but we had loans classified as substandard and loss in amounts equal to $91,000 and $5,000, respectively.

         FORECLOSED REAL ESTATE. Real estate acquired by us as a result of foreclosure is recorded as "real estate owned" until such time as it is sold. When real estate owned is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its fair value less disposal costs. Any write down of real estate owned is charged to operations. At June 30, 1997, we did not have any real estate owned.

         ALLOWANCE FOR LOAN LOSSES. Our policy is to provide for losses on unidentified loans in our loan portfolio. A provision for loan losses is charged to operations based on management's evaluation of the potential losses that may be incurred in our loan portfolio. The evaluation, including a review of all loans on which full collectibility of interest and principal may not be reasonably assured, considers: (i) our past loan loss experience, (ii) known and inherent risks in our portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions.

         We monitor our allowance for loan losses and make additions to the allowance as economic conditions dictate. Although we maintain our allowance for loan losses at a level that we consider adequate for the inherent risk of loss in our loan portfolio, future losses could exceed estimated amounts and additional provisions for loan losses could be required. In addition, our determination as to the amount of its allowance for loan losses is subject to review by the OTS, as part of its examination process. After a review of the information available, the OTS might require the establishment of an additional allowance.

         The following table sets forth an analysis of our allowance for possible loan losses for the periods indicated.

                                                                        YEAR ENDED JUNE 30,
                                                                 ----------------------------
                                                                   1997                1996
                                                                 ---------          --------
                                                                    (DOLLARS IN THOUSANDS)
Balance at beginning of period.................................  $     73           $      63
                                                                 --------           ---------

Charge-offs:
  One- to four-family..........................................       (13)                 --
  Multi-family.................................................        --                  --
  Non-residential..............................................        --                  --
                                                                 --------           ---------
     Total real estate loans...................................       (13)                 --
Net recoveries (charge-offs)...................................       (13)                 --
                                                                 --------           ---------
Additions charged to operations................................        90                  10
                                                                 --------           ---------
Balance at end of period.......................................       150                  73
                                                                 --------           ---------

Allowance for loan losses to total
  Nonperforming loans at end of period.........................    202.70%             243.33%
                                                                 ========           =========

Allowance for loan losses to net loans
  at end of period.............................................       .60%                .33%
                                                                 ========           =========

Ratio of net charge-offs to average
  loans outstanding during the period..........................       .05%                -- %
                                                                 ========           =========

         The following table illustrates the allocation of the allowance for loan losses for each category of loan. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

                                                                           JUNE 30,
                                                     ----------------------------------------------------
                                                              1997                         1996
                                                     ----------------------        ----------------------
                                                                  PERCENT                      PERCENT
                                                                  OF LOANS                     OF LOANS
                                                                IN CATEGORY                   IN CATEGORY
                                                                  TO TOTAL                    TO TOTAL
                                                     AMOUNT        LOANS           AMOUNT        LOANS
                                                     ------     -----------        ------     -----------
                                                                      (DOLLARS IN THOUSANDS)
Real estate loans:
  One- to four-family..............................  $   105        70.06%        $    58          79.25%
  Multi-family.....................................        1          .55              --            .66
  Non-residential..................................       22        14.48               9          11.91
                                                     -------     --------         -------       --------
     Total real estate loans.......................      128        85.09              67          91.82
Consumer loans:
   Loans secured by deposits.......................        3         1.78               1           1.16
   Home improvement................................        4         2.67               3           3.46
   Automobile......................................       12         8.05               2           2.94
   Other consumer..................................        3         2.04              --            .62
Commercial.........................................       --          .37              --             --
                                                     -------    ---------         -------       --------
    Total allowance for loan losses................  $   150       100.00%        $    73         100.00%
                                                     =======    =========         =======       ========

INVESTMENT ACTIVITIES

        INVESTMENT SECURITIES. We are required under federal regulations to maintain a minimum amount of liquid assets which may be invested in specified short-term securities and certain other investments. See "Regulation -- Regulation of the Bank -- Federal Home Loan Bank System" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The level of liquid assets varies depending upon several factors, including: (i) the yields on investment alternatives, (ii) our judgment as to the attractiveness of the yields then available in relation to other opportunities, (iii) expectation of future yield levels, and (iv) our projections as to the short-term demand for funds to be used in loan origination and other activities. We classify all our investment securities as "held to maturity" in accordance with SFAS No. 115. At June 30, 1997, our investment portfolio policy allowed investments in instruments such as: (i) U.S. Treasury obligations, (ii) U.S. federal agency or federally sponsored agency obligations,
(iii) local municipal obligations, (iv) mortgage backed securities, (v) bankers' acceptances, (vi) certificates of deposit, (vii) federal funds, including FHLB overnight and term deposits (up to six months), and (viii) investment grade corporate bonds, commercial paper and mortgage derivative products. See "-- Mortgage-backed Securities." The board of directors may authorize additional investments.

        Our investment securities at June 30, 1997 did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity, excluding those issued by the United States Government or its agencies.

         MORTGAGE BACKED SECURITIES. To supplement lending activities, we have invested in residential mortgage-backed securities. Mortgage backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors such as us. Our mortgage backed securities portfolio consists of participations or pass-through certificates issued by the Federal Home Loan Mortgage Corporation (the "FHLMC"), the Federal National Mortgage Association ("FNMA") and the Government National Mortgage Association ("GNMA"). GNMA certificates are guaranteed as to principal and interest by the full faith and credit of the United States, while FHLMC and FNMA certificates are guaranteed by those agencies only. Our mortgage backed securities portfolio was classified as "held to maturity" at June 30, 1997.

         Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

         Mortgage backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable mortgage loans. Mortgage backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed-rate or adjustable-rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages.

         The following table sets forth the carrying (i.e., amortized cost) value of our investment securities and mortgage backed securities, at the dates indicated. At June 30, 1997, the market value of our investment securities, held to maturity, was $6.0 million.

         The following table sets forth the carrying value of our investment securities and mortgage-backed portfolio at the dates indicated.

                                                               AT JUNE 30,
                                                           1997         1996
                                                          ------       -----
                                                             (IN THOUSANDS)
Investments held to maturity:
  U.S. Government agencies..............................  $    500     $  1,000
  Mortgage-backed securities............................     5,077        4,963
  Federal Home Loan Bank stock..........................       283          267
  Municipal securities..................................        63           80
                                                          --------     --------
      Total.............................................  $  5,923     $  6,310
                                                          ========     ========

         The following table sets forth the scheduled maturities, carrying values, market values and average yields for our investment portfolio at June 30, 1997.


                                           ONE YEAR OR LESS       ONE TO FIVE YEARS       FIVE TO TEN YEARS
                                         --------------------  -----------------------   -------------------
                                                     WEIGHTED                WEIGHTED               WEIGHTED
                                         BOOK        AVERAGE     BOOK        AVERAGE     BOOK       AVERAGE
                                         VALUE       YIELD       VALUE       YIELD       VALUE      YIELD
                                         -----       -----       -----       -----       -----      -----
                                                               (DOLLARS IN THOUSANDS)
Securities held to maturity:
  U.S. government and agencies.......... $     --        --      $    500      6.46%     $    --        --%
  Mortgage-backed securities (1)........       --        --            53     12.15        5,024      6.83
  FHLB stock............................      283      5.84            --        --           --        --
  Municipal securities..................       --        --             9      9.46           13      9.46
                                         --------                --------                -------
                                         $    283                $    562                $ 5,037
                                         ========                ========                =======

                                           MORE THAN TEN YEARS     TOTAL INVESTMENT PORTFOLIO
                                          ---------------------   ---------------------------
                                                       WEIGHTED               WEIGHTED
                                           BOOK        AVERAGE     BOOK       AVERAGE
                                           VALUE       YIELD       VALUE      YIELD
                                           -----       -----       -----      -----
Securities held to maturity:
  U.S. government and agencies..........   $     --        --%     $   500       6.46%
  Mortgage-backed securities (1)........         --        --        5,077       6.75
  FHLB stock............................         --        --          283       5.84
  Municipal securities..................         41      9.46           63       9.46
                                           --------                -------
                                           $     41                $ 5,923
                                           ========                =======

--------------
(1) For purposes of the maturity table, mortgage backed securities, which are not due at a single maturity date, have been allocated to maturity groups based on the weighted average estimated life of the underlying collateral.

SOURCES OF FUNDS

         Deposits are our major external source of funds for lending and other investment purposes. Funds are also derived from the receipt of payments on loans and prepayment of loans and, to a much lesser extent, maturities of investment securities and mortgage-backed securities, borrowings and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

         Deposits. Consumer and commercial deposits are attracted principally from within our primary market area through the offering of a selection of deposit instruments including regular savings accounts, money market accounts, and term certificate accounts. IRA accounts are also offered. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate. The interest rates paid by us on deposits are set weekly at the direction of our senior management. Interest rates are determined based on our liquidity requirements, interest rates paid by our competitors, and our growth goals and applicable regulatory restrictions and requirements.

         Certificates of deposit in amounts of $100,000 or more constituted $3.4 million or 10.82% of the deposit portfolio. The majority of these certificates represent deposits from long-standing customers. As of June 30, 1997, we had no brokered deposits.

         At June 30, 1997, our deposits were represented by the various types of savings programs described below.


INTEREST       MINIMUM                                                    MINIMUM     BALANCES IN     PERCENTAGE OF
RATE(1)         TERM                     CATEGORY                         AMOUNT       THOUSANDS      TOTAL SAVINGS
-------        -------                   --------                         ------       ---------      -------------
2.95%          None                 Passbook accounts                     $  500        $  1,893           6.09%
 --            None                 NOW accounts                             500           1,670           5.37
 --            None                 Super NOW accounts                        --              --             --
2.41           None                 Money market accounts                  2,500             325           1.05
 --            None                 Other non-interest bearing               100             983           3.16
                                    CERTIFICATES OF DEPOSIT
                                    -----------------------
4.00           31 days              Fixed-Term, Fixed-Rate                   500              49            .16
4.43           91 days              Fixed-Term, Fixed-Rate                   500              34            .11
5.47           6 months             Fixed-Term, Fixed-Rate                   500           5,204          16.75
5.67           12 months            Fixed-Term, Fixed-Rate                   500           6,106          19.65
5.60           15 months            Fixed-Term, Fixed-Rate                   500           3,013           9.69
5.77           18 months            Fixed-Term, Fixed-Rate                   500           1,282           4.13
5.82           24 months            Fixed-Term, Fixed-Rate                   500             979           3.15
5.93           36 months            Fixed-Term, Fixed-Rate                   500             942           3.03
6.08           60 months            Fixed-Term, Fixed-Rate                   500           8,593          27.66
                                                                                        --------        -------

                                          Total certificates of deposit                   26,202          84.33
                                                                                        --------        -------
                                          Total savings deposits                        $ 31,073         100.00%
                                                                                        ========         ======

-----------------
(1) Indicates weighted average interest rate at June 30, 1997.

         The following table sets forth our time deposits classified by interest rate at the dates indicated.

                                                          AT JUNE 30,
                                                 ----------------------------
                                                    1997              1996
                                                 ----------        ----------
                                                        (IN THOUSANDS)

     2 -  3.99%................................  $       --        $       49
     4 -  5.99%................................      26,202            16,666
     6 -  7.99%................................          --             9,259
                                                 ----------        ----------
                                                 $   26,202        $   25,974
                                                 ==========        ==========

         The following table sets forth the amount and maturities of our time deposits at June 30, 1997.


                                                                 AMOUNT DUE
                                  -----------------------------------------------------------------------
                                  LESS THAN        ONE TO         TWO TO          AFTER
RATE                              ONE YEAR        TWO YEARS     THREE YEARS     THREE YEARS         TOTAL
----                              --------        ---------     -----------     -----------         -----
                                                               (IN THOUSANDS)

 2 -  3.99%.....................  $      --       $       --     $       --      $       --       $       --
 4 -  5.99%.....................     10,787            9,962          1,135           4,318           26,202
                                  ---------       ----------     ----------      ----------       ----------
                                  $  10,787       $    9,962     $    1,135      $    4,318       $   26,202
                                  =========       ==========     ==========      ==========       ==========

         The following table sets forth our savings activity for the periods indicated:

                                          BALANCE AT                                   BALANCE AT
                                           JUNE 30,     % OF           INCREASE          JUNE 30,     % OF
                                             1997     DEPOSITS        (DECREASE)          1996       DEPOSITS
                                          ----------  --------        ----------       ------------  --------
                                                                 (DOLLARS IN THOUSANDS)
NOW accounts...........................   $  1,670      5.37%          $     222       $   1,448      4.88%
Money market deposit...................        325      1.05                (200)            525      1.77
Savings deposits -- passbook...........      1,893      6.09                 532           1,361      4.59
Certificates of deposit................     22,841     73.51                 121          22,720     76.61
Jumbo certificates.....................      3,361     10.82                 107           3,254     10.97
Other..................................        983      3.16                 634             349      1.18
                                          --------  --------           ---------       ---------  --------
                                          $ 31,073    100.00%          $   1,416       $  29,657    100.00%
                                          ========    ======           =========       =========    ======

         The following table indicates the amount of our certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 1997.

                                                      CERTIFICATES
         MATURITY PERIOD                               OF DEPOSIT
         ---------------                             --------------
                                                     (IN THOUSANDS)
         Three months or less.......................  $      575
         Over three through six months..............         351
         Over six through 12 months.................       1,058
         Over 12 months.............................       1,377
                                                      ----------
             Total..................................  $    3,361
                                                      ==========

         BORROWINGS. Advances (borrowing) may be obtained from the FHLB of Dallas to supplement our supply of lendable funds. Advances from the FHLB of Dallas are typically secured by a pledge of our stock in the FHLB of Dallas, a portion of our first mortgage loans and other assets. Each FHLB credit program has its own interest rate, which may be fixed or adjustable, and range of maturities. At June 30, 1997, borrowings from the FHLB of Dallas totaled $618,000 and consisted of a short term advance of $500,000 which matured in July 1997 and a long term obligation of $118,000 which is due in August 2003.

                                                                     AT OR FOR THE
                                                                  YEAR ENDED JUNE 30,
                                                              --------------------------
                                                               1997                1996
                                                              ------              ------
                                                                (DOLLARS IN THOUSANDS)
Amounts outstanding at end of period:
  FHLB advances...........................................  $     618           $     134
Weighted average rate paid on:
FHLB advances.............................................       5.58%               5.70%

Maximum amount of borrowings outstanding
  at any month end:
  FHLB advances...........................................      2,175                 147

Approximate average short-term borrowings
  outstanding with respect to:
  FHLB advances...........................................        889                  --

Approximate weighted average rate paid on: ...............       5.49%               5.70%

COMPETITION

         We compete for deposits with other insured financial institutions such as commercial banks, thrift institutions, credit unions, finance companies, and multi-state regional banks in our market area. We also compete for funds with insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition varies depending upon market conditions and comes from commercial banks, thrift institutions, credit unions and mortgage bankers, many of whom have greater resources than we have.

PROPERTIES

         The following table sets forth certain information regarding our main office which is our only branch location.


                                           BOOK VALUE AT                     DEPOSITS AT
                  YEAR      OWNED OR         JUNE 30,         APPROXIMATE      JUNE 30,
                 OPENED      LEASED          1997 (1)       SQUARE FOOTAGE       1997
                 ------      ------       --------------    --------------    ---------
                                             (DEPOSITS IN THOUSANDS)
Main Office:      1995        Owned          $   1,257           6,000            31,073

------------
(1) Cost less accumulated depreciation and amortization.

         We also own the property which used to serve as our main office. Such location is currently rented. The book value of such property at June 30, 1997 was $230,000.

PERSONNEL

         At June 30, 1997, we had 10 full-time and three part-time employees. None of our employees are represented by a collective bargaining group. We believe that our relationship with our employees is good.

LEGAL PROCEEDINGS

         We are, from time to time, a party to legal proceedings arising in the ordinary course of our business, including legal proceedings to enforce our rights against borrowers. We are not currently a party to any legal proceedings which are expected to have a material adverse effect on our financial statements.

                                  REGULATION

         Set forth below is a brief description of certain laws which relate to us. The description is not complete and is qualified in its entirety by references to applicable laws and regulations.

GENERAL

         As a federally chartered, SAIF-insured savings institution, we are subject to extensive regulation by the OTS and the FDIC. Our lending activities and other investments must comply with various federal and state statutory and regulatory requirements, and the OTS periodically examines us for compliance with various regulatory requirements. The FDIC also has authority to conduct periodic examinations of us. We must file reports with the OTS describing our activities and our financial condition and we must obtain approvals from regulatory authorities before entering into certain transactions such as the Conversion or mergers with other financial institutions. We are also subject to certain reserve requirements promulgated by the Board of Governors of the Federal Reserve System ("Federal Reserve System"). Our relationship with our depositors and borrowers is also regulated to a great extent by federal and state law, especially in such matters as the ownership of savings accounts and the form and content of our mortgage documents. This supervision and regulation are primarily intended to protect depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in regulations, whether by the OTS, the FDIC or any other government agency, could have a material adverse impact on our operations.

REGULATION OF THE BANK

         INSURANCE OF DEPOSIT ACCOUNTS. The FDIC maintains two separate funds for the insurance of deposits up to prescribed statutory limits. The Bank Insurance Fund ("BIF") insures the deposits of commercial banks and the Savings Association Insurance Fund ("SAIF") insures the deposits of savings associations. We are a member of the SAIF , although the deposits we will acquire through our purchase of the Newport branch of NationsBank, N.A., assuming we obtain the requisite regulatory approval, will continue to be insured by the BIF. The FDIC is authorized to establish separate annual assessment rates for deposit insurance for members of the BIF and the SAIF. The FDIC may increase assessment rates for either fund if necessary to restore the fund's ratio of reserves to insured deposits to its target level within a reasonable time and may decrease such assessment rates if such target level has been met. The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under this system, assessments are set within a range, based on the risk the institution poses to its deposit insurance fund. This risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution.

         Because a significant portion of the assessments paid into the SAIF by savings institutions were used to pay the cost of prior savings institution failures, the reserves of the SAIF were below the level required by law. The BIF, however, met its required reserve level during the third calendar quarter of 1995. As a result, deposit insurance premiums for deposits insured by the BIF were substantially less than premiums for deposits such as ours which are insured by the SAIF. On September 30, 1996, President Clinton signed into law legislation which included provisions designed to recapitalize the SAIF and to eliminate the significant premium disparity between the BIF and the SAIF. Under this law, institutions with deposits insured by the SAIF were required to pay a special assessment equal to $0.657 per $100 of SAIF-assessable deposits held at March 31, 1995. We recognized this special assessment of $179,000 during the quarter ended September 30, 1996 and were required to pay the assessment on November 27, 1996.

         Beginning January 1, 1997, our annual deposit insurance premium was reduced from 0.23% to 0.0644% of total assessable deposits. BIF institutions still pay lower assessments than comparable SAIF institutions because BIF institutions pay only 20% of the rate being paid by SAIF institutions on their deposits with respect to obligations issued by the Financing Corp., a federally chartered corporation which provided some of the financing required to resolve the thrift crisis in the 1980s. Assuming we complete the acquisition of the Newport branch of NationsBank, our overall deposit insurance expense will be somewhat less than the minimum SAIF rate since the approximately $6 million in deposits we expect to acquire will continue to be insured by the BIF.

         The recapitalization plan also provides for the merger of the SAIF and BIF effective January 1, 1999, assuming there are no savings institutions under federal law. Under separate proposed legislation, Congress is considering the elimination of the federal thrift charter and the separate federal regulation of thrifts. As a result, we might have to convert to a different financial institution charter and be regulated under federal law as a national bank or under Arkansas law as a state chartered commercial bank, including being subject to the more restrictive activity limitations imposed on national banks. We cannot predict the impact of our conversion to, or regulation as, a bank until the legislation requiring such change is enacted.

         REGULATORY CAPITAL REQUIREMENTS. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to at least 1.5 % of total adjusted assets, (2) core capital equal to at least 3.0% of total adjusted assets, and (3) risk-based capital equal to at least 8.0% of total risk-weighted assets. In addition, the OTS may require that a savings institution that has a risk-based capital ratio less than 8.0%, a ratio of Tier 1 capital to risk-weighted assets of less than 4.0% or a ratio of Tier 1 capital to adjusted total assets of less than 4.0% (3.0% if the institution has received the highest rating on its most recent examination) take certain actions to increase its capital ratios. If the institution's capital is significantly below the minimum required levels or if it is unsuccessful in increasing its capital ratios, the OTS may significantly restrict its activities.

         Tangible capital is defined as core capital less all intangible assets (including supervisory goodwill), less certain mortgage servicing rights and less certain investments. Core capital is defined as common stockholders' equity (including retained earnings), non-cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, certain non-withdrawable accounts and pledged deposits of mutual savings associations and qualifying supervisory goodwill, less non-qualifying intangible assets, certain mortgage servicing rights and certain investments. Tier 1 has the same definition as core capital.

         Risk-based capital equals the sum of core capital plus supplementary capital. The components of supplementary capital include, among other items, cumulative perpetual preferred stock, perpetual subordinated debt, mandatory convertible subordinated debt, intermediate-term preferred stock, and the portion of the allowance for loan losses not designated for specific loan losses. Overall, supplementary capital is limited to 100% of core capital. A savings institution must calculate its risk-weighted assets by multiplying each asset and off-balance sheet item by various risk factors as determined by the OTS, which range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and other assets. At June 30, 1997, we were in compliance with all regulatory capital requirements as is shown on the table below.

                                                                          PERCENT
                                                      AMOUNT             OF ASSETS
                                                      ------             ---------
                                                          (DOLLARS IN THOUSANDS)
Tangible capital...................................  $    2,266             6.59%
Tangible capital requirement.......................         516             1.50
                                                     ----------           ------
  Excess (deficit).................................  $    1,750             5.09%
                                                     ==========           ======

Core capital.......................................  $    2,266             6.59%
Core capital requirement...........................       1,375             3.00
                                                     ----------           ------
  Excess (deficit).................................  $      891             3.59%
                                                     ==========           ======

Risk-based capital.................................  $    2,411            13.18%
Risk-based capital requirement.....................       1,463             8.00
                                                     ----------           ------
  Excess (deficit).................................  $      948             5.18%
                                                     ==========           ======

         The risk-based capital standards of the OTS generally require savings institutions with more than a "normal" level of interest rate risk to maintain additional total capital. An institution's interest rate risk will be measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution will be considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than two percent of the current estimated economic value of its assets. An institution with a greater than normal interest rate risk will be required to deduct from total capital, for purposes of calculating its risk- based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets.

         The OTS calculates the sensitivity of an institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from an institution's total capital will be based on the institution's Thrift Financial Report filed two quarters earlier. Savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are generally exempt from filing the interest rate risk schedule with their Thrift Financial Reports. However, the OTS may require any exempt institution that it determines may have a high level of interest rate risk exposure to file such schedule on a quarterly basis and may be subject to an additional capital requirement based upon its level of interest rate risk as compared to its peers. Due to our size and risk-based capital level, we are exempt from the interest rate risk component.

         DIVIDEND AND OTHER CAPITAL DISTRIBUTION LIMITATIONS. OTS regulations require us to give the OTS 30 days advance notice of any proposed declaration of dividends to the Company. The OTS may prohibit the payment of dividends by us to the Company. In addition, we may not declare or pay a cash dividend on our capital stock if the effect would be to reduce our regulatory capital below the amount required for the liquidation account to be established at the time of the Conversion. See "The Conversion -- Effects of Conversion to Stock Form on Depositors and Borrowers of Newport Federal Savings Bank -- Liquidation Account."

         OTS regulations limit upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger, and other distributions charged against capital. The rule establishes three tiers of institutions based primarily on an institution's capital level. An institution that exceeds all of its fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 institution") and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100.0% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four quarter period. Any additional capital distributions require prior regulatory notice. As of June 30, 1997, we qualified as a Tier 1 institution.

         In the event our capital falls below our fully phased-in requirement or the OTS notifies us that we are in need of more than normal supervision, we would become a Tier 2 or Tier 3 institution and as a result, our ability to make capital distributions could be restricted. Tier 2 institutions, which are institutions that before and after the proposed distribution meet their current minimum capital requirements, may only make capital distributions of up to 75% of net income over the most recent four quarter period. Tier 3 institutions, which are institutions that do not meet current minimum capital requirements and propose to make a capital distribution, and Tier 2 institutions that propose to make a capital distribution in excess of the noted safe harbor level, must obtain OTS approval prior to making such distribution. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. The OTS has proposed rules relaxing certain approval and notice requirements for well-capitalized institutions.

         A savings institution is prohibited from making a capital distribution if, after making the distribution, the savings institution would be undercapitalized (i.e., not meet any one of its minimum regulatory capital requirements). Further, a savings institution cannot distribute regulatory capital that is needed for its liquidation account.

         QUALIFIED THRIFT LENDER TEST. Savings institutions must meet a Qualified Thrift Lender test. We must maintain at least 65.0% of our portfolio assets (total assets less intangible assets, property we use in conducting our business and liquid assets in an amount not exceeding 20.0% of total assets) in Qualified Thrift Investments to satisfy the test. Qualified Thrift Investments consist primarily of residential mortgage loans and mortgage-backed and other securities related to domestic, residential real estate or manufactured housing. The shares of stock we own in the FHLB of Dallas also qualify as Qualified Thrift Investments. Subject to an aggregate limit of 20.0% of portfolio assets, we may also count the following as Qualified Thrift Investments: (i) 50.0% of the dollar amount of residential mortgage loans originated for sale, (ii) investments in the capital stock or obligations of any service corporation or operating subsidiary as long as such subsidiary derives at least 80% of its revenues from domestic housing related activities, (iii) 200% of the dollar amount of loans and investments to purchase, construct or develop "starter homes," subject to certain other restrictions, (iv) 200% of the dollar amount of loans for the purchase, construction or development of domestic residential housing or community centers in "credit needy" areas or loans for small businesses located in such areas, (v) loans for the purchase, construction or development of community centers, (vi) loans for personal, family, household or educational purposes, subject to a maximum of 10% of portfolio assets, and (vii) shares of FHLMC or FNMA stock.

         If we satisfy the test, we will continue to enjoy full borrowing privileges from the FHLB of Dallas. If we do not satisfy the test we may lose our borrowing restrictions and be subject to activities and branching restrictions applicable to national banks. Compliance with the Qualified Thrift Lender test is determined on a monthly basis in nine out of every 12 months. As of June 30, 1997, we were in compliance with our Qualified Thrift Lender requirement with approximately 75.45% of our assets invested in Qualified Thrift Investments.

         TRANSACTIONS WITH AFFILIATES. Generally, transactions between a savings institution and its with affiliates are subject to certain limitations. Such transactions must be on terms as favorable to the savings institution as comparable transactions with non-affiliates. In addition, certain of these transactions are restricted to an aggregate percentage of the savings institution's capital. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the savings institution. Our affiliates include the Company and any company which would be under common control with us. In addition, a savings institution may not extend credit to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of any affiliate that is not a subsidiary. The OTS has the discretion to treat subsidiaries of savings institution as affiliates on a case-by-case basis.

         LOANS TO DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS. Loans from us to our directors, executive officers and, subsequent to the Conversion, our principal stockholders may not be made on terms more favorable than those afforded to other borrowers. In addition, we cannot make loans in excess of certain levels to directors, executive officers or 10% or greater stockholders (or any of their affiliates) unless the loan is approved in advance by a majority of our board of directors with any "interested" director not voting. We are also prohibited from paying any overdraft of any of our executive officers or directors. We are also subject to certain other restrictions on the amount and type of loans to executive officers and directors and must annually report such loans to our regulators.

        LIQUIDITY REQUIREMENTS. All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At June 30, 1997, our required liquid asset ratio was 5.0% and our actual ratio was 5.14%. Monetary penalties may be imposed upon institution for violations of liquidity requirements.

        FEDERAL HOME LOAN BANK SYSTEM. We are a member of the FHLB of Dallas, which is one of 12 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by savings institutions and proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB.

        As a member, we are required to purchase and maintain stock in the FHLB of Dallas in an amount equal to at least 1% of our aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year, or 1/20 of our advances from the FHLB of Dallas, whichever is greater. At June 30, 1997, we had $283,000 in FHLB stock, at cost, which was in compliance with this requirement.

        FEDERAL RESERVE SYSTEM. The Federal Reserve System requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve System may be used to satisfy the liquidity requirements that are imposed by the OTS. At June 30, 1997, our reserve met the minimum level required by the Federal Reserve System.

HOLDING COMPANY REGULATION

        GENERAL. The Company will be required to register and file reports with the OTS and will be subject to regulation and examination by the OTS. In addition, the OTS will have enforcement authority over the Company and any non-savings institution subsidiaries. This will permit the OTS to restrict or prohibit activities that it determines to be a serious risk to us. This regulation is intended primarily for the protection of our depositors and not for the benefit of you, as stockholders of the Company.

         The Company will also be required to file certain reports with, and comply with the rules and regulations of the SEC under the federal securities laws.

         ACTIVITIES RESTRICTIONS. Since the Company will only own one savings institution, it will be able to diversify its operations into activities not related to banking, but only so long as we satisfy the Qualified Thrift Lender test. If the Company controls more than one savings institution, it would lose the ability to diversify its operations into non-banking related activities, unless such other savings institutions each also qualify as a Qualified Thrift Lender and were acquired in a supervised acquisition. See "-- Qualified Thrift Lender Test."

         RESTRICTIONS ON ACQUISITIONS. The Company must obtain approval from the OTS before acquiring control of any other savings institution or savings and loan holding company, substantially all the assets thereof or in excess of 5% of the outstanding shares of another savings institution or savings and loan holding company. The Company's directors and officers or persons owning or controlling more than 25% of the Company's stock, must also obtain approval of the OTS before acquiring control of any savings institution or savings and loan holding company.

         The OTS may only approve acquisitions that will result in the formation of a multiple savings and loan holding company which controls savings institutions in more than one state if: (i) the multiple savings and loan holding company involved controls a savings institution which operated a home or branch office in the state of the institution to be acquired as of March 5, 1987; (ii) the acquiror is authorized to acquire control of the savings institution pursuant to the emergency acquisition provisions of the Federal Deposit Insurance Act; or (iii) the statutes of the state in which the institution to be acquired is located specifically permit institutions to be acquired by state-chartered institutions or savings and loan holding companies located in the state where the acquiring entity is located (or by a holding company that controls such state-chartered savings institutions).

         FEDERAL SECURITIES LAW. The Company has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Common Stock. Upon completion of the Conversion, the Common Stock will be registered with the SEC under the Exchange Act and, under OTS regulations, generally may not be deregistered for at least three years thereafter. The Company will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act.

         The registration under the Securities Act of the Common Stock does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may generally be resold without registration. Shares purchased by an affiliate of the Company will be subject to certain resale restrictions. As long as the Company meets the current public information requirements, each affiliate of the Company who complies with the other conditions would be able to sell a limited number of shares based upon the number of shares outstanding and the average trading volume for the Common Stock.

                                   TAXATION

FEDERAL TAXATION

        We are subject to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), in the same general manner as other corporations. However, prior to August 1996, savings institutions such as us, which met certain definitional tests and certain other conditions prescribed by the Code could benefit from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. The amount of the bad debt deduction that a qualifying savings institution could claim for tax purposes with respect to additions to its reserve for bad debts for "qualifying real property loans" could be based upon our actual loss experience (the "experience method" or as a percentage of our taxable income (the "percentage of taxable income method"). Historically, we used the method that would allow us to take the largest deduction.

         In August 1996, the Code was revised to equalize the taxation of savings institutions and banks. Savings institutions, such as us, no longer have a choice between the percentage of taxable income method and the experience method in determining additions to bad debt reserves. Thrifts with $500 million of assets or less may still use the experience method, which is generally available to small banks currently. Larger thrifts may only take a tax deduction when a loan is actually charged off. Any reserve amounts added after 1987 will be taxed over a six year period beginning in 1996; however, bad debt reserves set aside through 1987 are generally not taxed. A savings institution may delay recapturing into income its post-1987 bad debt reserves for an additional two years if it meets a residential-lending test. This law is not expected to have a material impact on us. At June 30, 1997, we had $550,000 of post-1987 bad-debt reserves.

         Earnings appropriated to our bad debt reserve and claimed as a tax deduction including our supplemental reserves for losses will not be available for the payment of cash dividends or for distribution (including distributions made on dissolution or liquidation), unless we include the amount in income, along with the amount deemed necessary to pay the resulting federal income tax. If such amount is used for any purpose other than bad debt losses, including a dividend distribution or a distribution in liquidation, it will be subject to federal income tax at the then current rate.

         The Code imposes a tax ("AMT") on alternative minimum taxable income ("AMTI") at a rate of 20 %. AMTI is increased by certain preference items, including the excess of the tax bad debt reserve deduction using the percentage of taxable income method over the deduction that would have been allowable under the experience method. Only 90% of AMTI can be offset by net operating loss carryovers of which we currently have none. AMTI is also adjusted by determining the tax treatment of certain items in a manner that negates the deferral of income resulting from the regular tax treatment of those items. Thus, our AMTI is increased by an amount equal to 75% of the amount by which our adjusted current earnings exceeds our AMTI (determined without regard to this adjustment and prior to reduction for net operating losses). In addition, for taxable years beginning after December 31, 1986 and before January 1, 1996, an environmental tax of 0.12% of the excess of AMTI (with certain modifications) over $2 million is imposed on corporations, including us, whether or not an AMT is paid. Under pending legislation, the AMT rate would be reduced to zero for taxable years beginning after December 31, 1994, but this rate reduction would be suspended for taxable years beginning in 1995 and 1996 and the suspended amounts would be refunded as tax credits in subsequent years.

          The Company may exclude from its income 100% of dividends received from us as a member of the same affiliated group of corporations. A 70% dividends received deduction generally applies with respect to dividends received from corporations that are not members of such affiliated group, except that an 80% dividends received deduction applies if the Company owns more than 20% of the stock of a corporation paying a dividend. The above exclusion amounts, with the exception of the affiliated group figure, were reduced in years in which we availed our self of the percentage of taxable income bad debt deduction method.

         Our federal income tax returns have not been audited by the IRS.

STATE TAXATION

         We will continue to be subject to Arkansas corporation income tax which is 6.5% of all taxable earnings when income exceeds $100,000. The Company is incorporated under Tennessee law and qualified to do business in Arkansas as a foreign corporation.

                           MANAGEMENT OF THE COMPANY

        Our board of directors consists of the same individuals who serve as directors of Newport Federal Savings Bank. Our charter and bylaws require that directors be divided into three classes, as nearly equal in number as possible. Each class of directors serves for a three-year period, with approximately one-third of the directors elected each year. Our officers will be elected annually by the board and serve at the board's discretion.

        The following individuals will serve as executive officers of the Company.


                  NAME                     POSITION(S) WITH THE COMPANY
                  ----                     ----------------------------
                  Paul K. Holmes           Chairman
                  Brad Snider              President and Chief Executive Officer
                  Pam Decker               Secretary/Treasurer

                  MANAGEMENT OF NEWPORT FEDERAL SAVINGS BANK

DIRECTORS AND EXECUTIVE OFFICERS

         Our board of directors is composed of five members, each of whom serves for a term of three years. Our proposed stock charter and bylaws require that directors be divided into three classes, as nearly equal in number as possible. Each class of directors serves for a three-year period, with approximately one-third of the directors elected each year. Our officers are elected annually by our board and serve at the board's discretion.

        The following table sets forth information with respect to our directors and executive officers, all of whom will continue to serve in the same capacities after the Conversion. We have no other executive officers.


                                            POSITION(S)
                           AGE AS OF          WITH                       DIRECTOR     TERM
NAME                     JUNE 30, 1997      THE BANK                      SINCE      EXPIRES
----                     -------------      --------                      -----      -------
Paul K. Holmes, Jr.           82           Chairman                       1947        1998
O.E. Guinn, Jr.               68           Director                       1971        1999
Kaneaster Hodges, Jr.         58           Director                       1979        1999
John Minor                    63           Director                       1971        1997
Brad Snider                   37           President and  Chief           1991        1997
                                           Executive Officer; Director

         All of the directors and executive officers live in Newport. The business experience for the past five years of each of the directors and executive officers is as follows:

        PAUL K. HOLMES, JR. serves as our Chairman of the Board. He is currently retired. Prior to his retirement, he was the owner of retain men's clothing store. He is currently a Director of the Newport Chamber of Commerce and serves as President of the Newport Industrial Development Association.

        O.E. GUINN, JR. has been retired since 1994. Prior to his retirement, he was self-employed as an insurance salesman specializing in fire and casualty insurance. He is a member of the Chamber of Commerce and the Newport Lions Club.

        KANEASTER HODGES, JR. is an attorney in private practice in Newport. He is also involved in farming and real estate investments and operates a Newport-based energy conservation firm, PSE, LLC. He is a member of the Newport Relief Society, the Newport Levee District and the Walton Family Charitable Support Foundation. He also serves on the White River Basin Study Commission and the Arkansas State University-Beebe Charitable Foundation, Inc.

         JOHN MINOR is an insurance and real estate salesman in Newport. He is Past President of the Arkansas Professional Insurance Agents' [League/Society?], Past President of the Lions Club, the Newport Booster Club and the Jackson County Wildlife Federation. He is a former member of the Newport School Board.

         BRAD SNIDER has served as our President and Chief Executive Officer and Director since 1991. He currently serves as President of the Newport Area Chamber of Commerce and serves on the boards of the United Way of Jackson County, the Arkansas League of Savings, the Newport Industrial Development Association and the Arkansas State University/Newport Foundation. He is also a Commissioner of the Newport Housing Authority of the City of Newport and is a member of the Rotary Club.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

        The board of directors conducts its business through meetings of the board and through activities of its committees. During the year ended June 30, 1997, the board of directors held 16 regular meetings and two special meetings. No director attended fewer than 75% of the total meetings of the board of directors and committees on which such director served during the year ended June 30, 1997.

DIRECTOR COMPENSATION

        Each of the directors is paid an annual fee of $10,500. Total aggregate fees paid to the current directors for the year ended June 30, 1997 were $52,500.

        DIRECTOR RETIREMENT PLAN. The Bank adopted the Newport Federal Savings Bank Retirement Plan for Directors, effective May 29, 1997. On the effective date, we established a bookkeeping account in the name of each non-employee director, and credited each account with an amount equal to the product of (i) $2,898, and (ii) the director's full years of service as a director, up to 20 years. On each fiscal year end, each participant who is then a director and has 20 or fewer years of service shall have his account credited with an amount equal to the product of $2,898 and the safe performance factor, which is determined based on our actual performance as compared to budgeted goals for return on average equity, non-performing assets and composite regulatory rating, provided that the safe performance factor may not exceed 1.2. Also on the effective date, the account of Brad Snider was credited for $60,000. On each June 30 during each of the years from 1998 until 2006, his account will be credited with an additional amount equal to the product of $19,600 and the safe performance factor. In the event Mr. Snider should die or become disabled, his account will be credited with an amount equal to the difference (if any) between
(i) 50% of the present value of all benefits which would have been credited to his account if he had otherwise remained employed by us to age 65, and (ii) the benefits which are actually credited to his account at the time of his death or disability. If his employment terminates in connection with or following a "change in control" of us, his account will be credited with an amount equal to the difference (if any) between (i) 100% of the present value of all benefits which would have been credited to his account if he had otherwise remained employed by us to age 65, and (ii) the benefits which are actually credited to his account at the time of his termination, subject to applicable "golden parachute" limitations under federal income tax laws. All amounts credited to participants' accounts are fully vested at all times. Until distributed in accordance with the terms of the plan, each participant's account will be credited with a rate of return equal to our highest rate of interest paid on certificates of deposit having a term of one year. Following the Conversion, each participant may prospectively elect to have the dividend-adjusted rate of return on the Common Stock measure future appreciation.

        Each participant may elect to receive plan benefits in a lump sum cash payment or over a period shorter than ten years, and in the absence of an election will receive payments in ten substantially equal installments. In the event of a participant's death, the balance of his plan account will be paid in a lump sum (unless the participant elects a distribution period up to ten years) to his designated beneficiary, or if none, his estate.

        Any compensation accrued under the plan will be paid from our general assets. We have established a trust in order to hold assets with which to pay compensation. Trust assets would be subject to claims of our general creditors. In the event a participant prevails over us in a legal dispute as to the terms or interpretation of the plan, he would be reimbursed for his legal and other expenses. Upon the implementation of the plan, we recognized compensation expense totaling $286,000 to provide for participants' initial account balances.

EXECUTIVE COMPENSATION

        SUMMARY COMPENSATION TABLE. The following table sets forth the cash and non-cash compensation awarded to or earned by our chief executive officer at June 30, 1997. No other employee earned in excess of $100,000 for the year ended June 30, 1997.


                                       ANNUAL COMPENSATION
                             ----------------------------------------
                                                       OTHER ANNUAL          ALL OTHER
NAME                YEAR     SALARY      BONUS        COMPENSATION(1)     COMPENSATION(2)
----                ----     ------      -----        ---------------     ---------------
Brad Snider         1997   $  71,662    $   --           $  10,500           $   4,085

-----------
(1)      Consists of director  fees.
(2) Consists of premiums paid on behalf of Mr. Snider for split-dollar life insurance ($2,465) and disability insurance ($1,620).

         PENSION PLAN TABLE. The following table indicates the annual retirement benefit that would be payable under the plan upon retirement at age 65 to a participant electing to receive his retirement benefit in the standard form of benefit, assuming various specified levels of plan compensation and various specified years of credited service. Mr. Snider's credited years of service under the plan are 5.5 years.



            CAREER                               YEARS OF SERVICE
            AVERAGE             ----------------------------------------------
          COMPENSATION           15         20       25        30          35
          ------------          -----     ------   ------    ------       ----
             $ 20,000         $ 4,500    $ 6,000   $ 7,500   $ 9,000    $10,500
               40,000           9,000     12,000    15,000    18,000     21,000
               60,000          13,500     18,000    22,500    27,000     31,500
               80,000          18,000     24,000    30,000    36,000     42,000
              100,000          22,500     30,000    27,500    45,000     52,500

         EMPLOYMENT AGREEMENT. We have entered into an employment agreement with our President, Brad Snider. Mr. Snider's base salary under the employment agreement is $________. The employment agreement has a term of three years. The agreement is terminable by us for "just cause" as defined in the agreement. If we terminate Mr. Snider without just cause or if Mr. Snider terminates his employment for "good reason", Mr. Snider will be entitled to a continuation of his salary from the date of termination through the remaining term of the agreement, plus an additional 12 months. The employment agreement also contains a provision stating that in the event of the termination of employment in connection with any change in control of the Company or us, Mr. Snider will be paid a lump sum amount equal to 2.99 times his five year average annual taxable cash compensation. If such payments had been made under the agreement as of June 30, 1997, such payments would have equaled approximately $220,000. The aggregate payments that would have been made to Mr. Snider would be an expense to us, thereby reducing our net income and our capital by that amount. The agreement may be renewed annually by our board of directors upon a determination of satisfactory performance within the board's sole discretion. If Mr. Snider shall become disabled during the term of the agreement, he shall continue to receive payment of 100% of the base salary for a period of up to 180 days. Such payments shall not be reduced by any other benefit payments made under other disability program in effect for our employees. If Mr. Snider's employment terminates for a reason other than just cause, he will be entitled to purchase from us family medical insurance through any group health plan maintained by us.

         EMPLOYEE STOCK OWNERSHIP PLAN. We have established an ESOP, the ESOP, for the exclusive benefit of participating employee of ours, to be implemented upon the completion of the Conversion. Participating employees are employees who have completed one year of service with us (including at least 1,000 hours of service) and have attained the age of 21. An application for a letter of determination as to the tax-qualified status of the ESOP will be submitted to the IRS. Although no assurances can be given, we expect that the ESOP will receive a favorable letter of determination from the IRS.

         The ESOP is to be funded by contributions made by us in cash or common stock. Benefits may be paid either in shares of the common stock or in cash. In accordance with the Plan, the ESOP may borrow funds with which to acquire up to 8.0% of the Common Stock to be issued in the Conversion. The ESOP intends to borrow funds from the Company. The loan is expected to be for a term of ten years at an annual interest rate equal to the prime rate as published in The
                                                                         ---
Wall Street Journal. Presently it is anticipated that the ESOP will purchase up
-------------------
to 8.0% of the Common Stock to be issued in the offering (22,400 shares based on the midpoint of the Estimated Valuation Range). The loan will be secured by the shares purchased and earnings of ESOP assets. Shares purchased with such loan proceeds will be held in a suspense account for allocation among participants as the loan is repaid. We anticipate contributing approximately $22,400 annually (based on a 22,400 purchase) to the ESOP to meet principal obligations under the ESOP loan, as proposed. it is anticipated that all such contributions will be tax-deductible. This loan is expected to be fully repaid in approximately 10 years.

         Shares sold above the maximum of the Estimated Valuation Range (i.e., more than 330,000 shares) may be sold to the ESOP before satisfying remaining unfilled orders of Eligible Account Holders to fill the ESOP's subscription or the ESOP may purchase some or all of the shares covered by its subscription after the Conversion in the open market.

         Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of total compensation, excluding bonuses. All participants must be employed at least 500 hours in a plan year in order to receive an allocation. Participants will become 20% vested in their ESOP account balances for each year of service beginning with the second year of service, up to a maximum of 100% for six years of service. Up to five years of service prior to the adoption of the ESOP shall be credited for the purposes of vesting. Vesting will be accelerated upon retirement, death, disability, change in control of the Company, or termination of the ESOP. Forfeitures will be reallocated to participants on the same basis as other contributions in the plan year. Benefits may be payable in the form of a lump sum upon retirement, death, disability or separation from service. Our contributions to the ESOP are discretionary and may cause a reduction in other forms of compensation. Therefore, benefits payable under the ESOP cannot be estimated.

         In the event of a change in control of us, the outstanding balance of any loans used to finance the purchase of shares by the ESOP will be payed off through a transfer or sale of shares held as collateral under such loan, with any remaining shares allocated to participant accounts pro rata based on their account balances. Participants terminating employment on or after the change in control will be entitled to receive a cash payment from the Company equal to the amount, if any, which would have been allocated to the participant's account immediately following the change in control but was precluded from allocation based on allocation limits applicable under federal tax laws.

        The board of directors has appointed non-employee directors to the ESOP Committee to administer the ESOP and to serve as the initial ESOP Trustees. The board of directors or the ESOP

Committee may instruct the ESOP Trustees regarding investments of funds contributed to the ESOP. The ESOP Trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares and allocated shares for which no timely direction is received will be voted by the ESOP Trustees as directed by the board of directors or the ESOP Committee, subject to the Trustees' fiduciary duties.

PROPOSED FUTURE STOCK BENEFIT PLANS

         STOCK OPTION PLAN. We intend to adopt a stock option plan (the Option
Plan) following the Conversion, subject to approval by you and the Company's stockholders, at a stockholders' meeting to be held no sooner than six months after the Conversion. If the Option Plan is adopted during the first year following the Conversion, the Option Plan would be in compliance with the OTS conversion regulations in effect. See "-- Restrictions on Benefit Plans." If the Option Plan is implemented more than one year after the Conversion, the Option Plan will comply with OTS regulations and policies that are applicable at such time. If the Option Plan is implemented within one year after the Conversion, in accordance with OTS regulations, a number of shares equal to 10% of the aggregate shares of Common Stock to be issued in the offering (i.e., 28,000 shares based upon the sale of 280,000 shares at the midpoint of the Estimated Valuation Range) would be reserved for issuance by the Company upon exercise of stock options or stock appreciation rights ("SARs") to be granted to our officers, directors and employees from time to time under the Option Plan. The purpose of the Option Plan would be to provide additional performance and retention incentives to certain officers, directors and employees by facilitating their purchase of a stock interest in the Company. Under the OTS conversion regulations, the Option Plan, would provide for a term of 10 years, after which no awards could be made, unless earlier terminated by the board of directors pursuant to the Option Plan and the options would vest over a five year period (i.e., 20% per year), beginning one year after the date of grant of the option. Options would expire no later than 10 years from the date granted and would expire earlier if the Option Committee so determines or in the event of termination of employment. Options would be granted based upon several factors, including seniority, job duties and responsibilities, job performance, our financial performance and a comparison of awards given by other savings institutions converting from mutual to stock form.

         The Company would receive no monetary consideration for the granting of stock options or SARs under the Option Plan. It would receive the option price for each share issued to optionees upon the exercise of such options. Shares issued as a result of the exercise of options will be either authorized but unissued shares or shares purchased in the open market by the Company. However, no purchases in the open market will be made that would violate applicable regulations restricting purchases by the Company. The exercise of options and payment for the shares received would contribute to the equity of the Company.

         MANAGEMENT RECOGNITION PLAN. We intend to adopt the MRP following the Conversion, the objective of which is to enable us to retain personnel and directors of experience and ability in key positions of responsibility. The Company expects to hold a stockholders' meeting no sooner than six months after the Conversion in order for stockholders to vote to approve the MRP. If the

MRP is implemented within one year after the Conversion, in accordance with applicable OTS regulations, the shares granted under the MRP will be in the form of restricted stock vesting over a five year period (i.e., 20% per year) beginning one year after the date of grant of the award. If the MRP is implemented more than one year after the Conversion, the MRP will comply with such OTS regulations and policies that are applicable at such time. Compensation expense in the amount of the fair market value of the common stock granted will be recognized pro rata over the years during which the shares are payable. Until they have vested, such shares may not be sold, pledged or otherwise disposed of and are required to be held in escrow. Any shares not so allocated would be voted by the MRP Trustees. Awards would be granted based upon a number of factors, including seniority, job duties and responsibilities, job performance, our performance and a comparison of awards given by other institutions converting from mutual to stock form. The MRP would be managed by a committee of non-employee directors (the "MRP Trustees"). The MRP Trustees would have the responsibility to invest all funds contributed by us to the trust created for the MRP (the "MRP Trust").

        We expect to contribute sufficient funds to the MRP so that the MRP Trust can purchase, in the aggregate, up to 4% of the amount of Common Stock that is sold in the Conversion. The shares purchased by the MRP would be authorized but unissued shares or would be purchased in the open market. In the event the market price of the Common Stock is greater than $10.00 per share, our contribution of funds will be increased. Likewise, in the event the market price is lower than $10.00 per share, our contribution will be decreased. In recognition of their prior and expected services to us and the Company, as the case may be, the officers, other employees and directors responsible for implementation of the policies adopted by the board of directors and our profitable operation will, without cost to them, be awarded stock under the MRP. Based upon the sale of 280,000 shares of Common Stock in the offering at the midpoint of the Estimated Valuation Range, the MRP Trust is expected to purchase up to 11,200 shares of common stock.

        RESTRICTIONS ON STOCK BENEFIT PLANS. OTS regulations provide that in the event we implement stock option or management and/or employee stock benefit plans within one year from the date of Conversion, such plans must comply with the following restrictions: (1) the plans must be fully disclosed in the prospectus, (2) for stock option plans, the total number of shares for which options may be granted may not exceed 10% of the shares issued in the Conversion, (3) for restricted stock plans, the shares may not exceed 3% of the shares issued in the Conversion (4% for institutions with 10% or greater tangible capital), (4) the aggregate amount of stock purchased by the ESOP in the Conversion may not exceed 10% (12% for well-capitalized institutions utilizing a 4% management recognition plan), (5) no individual employee may receive more than 25% of the available awards under the Option Plan or the MRP,
(6) directors who are not employees may not receive more than 5% individually or 30% in the aggregate of the awards under any plan, (7) all plans must be approved by a majority of the total votes eligible to be cast at any duly called meeting of the Company's stockholders held no earlier than six months following the Conversion, (8) for stock option plans, the exercise price must be at least equal to the market price of the stock at the time of grant, (9) for restricted stock plans such as the MRP, no stock issued in a conversion may be used to fund the plan, (10) neither stock option awards nor restricted stock awards may vest earlier than

20% as of one year after the date of stockholder approval and 20% per year thereafter, and vesting may be accelerated only in the case of disability or death (or if not inconsistent with applicable OTS regulations in effect at such time, in the event of a change in control), (11) the proxy material must clearly state that the OTS in no way endorses or approves of the plans, and (12) prior to implementing the plans, all plans must be submitted to the Regional Director of the OTS within five days after stockholder approval with a certification that the plans approved by the stockholders are the same plans that were filed with and disclosed in the proxy materials relating to the meeting at which stockholder approval was received.

     We have not yet decided whether the Option Plan or the MRP will be implemented during the first year after the Conversion. If they are implemented after the first anniversary of the Conversion, the above-described limitations and provisions will not apply.

CERTAIN RELATED TRANSACTIONS

     During the year ended June 30, 1997, certain of our officers and directors had loans from us in amounts exceeding $60,000. All of such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

                                THE CONVERSION

     THE OTS HAS APPROVED THE PLAN SUBJECT TO THE PLAN'S APPROVAL BY OUR MEMBERS AT A SPECIAL MEETING OF MEMBERS, AND SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS IMPOSED BY THE OTS IN ITS APPROVAL. OTS APPROVAL, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY THE OTS.

General

     On May 29, 1997, our board of directors adopted a Plan of Conversion, pursuant to which we will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank and become a wholly owned subsidiary of the Company. The Conversion will include adoption of the proposed Federal Stock Charter and Bylaws which will authorize the issuance of capital stock by us. Under the Plan, our capital stock is being sold to the Company and the Common Stock of the Company is being offered to our customers and then to the public.

     The OTS has approved the Company's application to become a savings and loan holding company and to acquire all of our capital stock to be issued in the Conversion. Pursuant to such OTS approval, the Company plans to retain 50% of the net proceeds from the sale of shares of Common Stock and to use the remaining 50% to purchase all of the capital stock we will issue in the Conversion.

     The shares are first being offered in a Subscription Offering to holders of subscription rights. To the extent shares of Common Stock remain available after the Subscription Offering, we may offer shares of Common Stock in a Community Offering. The Community Offering, if any, may begin anytime subsequent to the beginning of the Subscription Offering. Shares not subscribed for in the Subscription and Community Offerings may be offered for sale by the Company in a Syndicated Community Offering. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of Common Stock received in the Community and Syndicated Community Offering. See "-- Community Offering" and "-- Syndicated Community Offering."

     We must sell Common Stock in an amount equal to our pro forma market value as a stock savings institution in order for the Conversion to become effective. We must complete the Community Offering within 45 days after the last day of the Subscription Offering, unless we extend such period and obtain the approval of the OTS to do so. The Plan provides that the Conversion must be completed within 24 months after the date of the approval of the Plan by our members.

     In the event that we are unable to complete the sale of Common Stock and effect the Conversion within 45 days after the end of the Subscription Offering, we may request an extension of the period by the OTS. We cannot assure you that the extension would be granted if requested, nor can we assure you that our valuation would not substantially change during any such extension. If the Estimated Valuation Range of the shares must be amended, we cannot assure that the OTS would approve such amended Estimated Valuation Range. Therefore, it is possible that if the Conversion cannot be completed within the requisite period of time, we may not be permitted to complete the Conversion. A substantial delay caused by an extension of the period may also significantly increase the expense of the Conversion. We cannot sell any shares of Common Stock unless the Plan is approved by our members.

     The completion of the offering is subject to market conditions and other factors beyond our control. We cannot give you any assurances as to the length of time following approval of the Plan at the meeting of our members that will be required to complete the Community Offering or other sale of the shares being offered in the Conversion. If we experience delays, our estimated pro forma market value upon Conversion could change significantly, together with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. In the event we terminate the Conversion, we would be required to charge all Conversion expenses against current income and promptly return any funds collected by us in the offering to each potential investor, plus interest at the prescribed rate.

EFFECTS OF CONVERSION TO STOCK FORM ON DEPOSITORS AND BORROWERS OF NEWPORT FEDERAL SAVINGS BANK

     VOTING RIGHTS. Currently in our mutual form, our depositor and borrower members have voting rights and may vote for the election of directors. Following the Conversion, depositors and borrower members will cease to have voting rights.

     SAVINGS ACCOUNTS AND LOANS. The Conversion will not affect the balances, terms and FDIC insurance coverage of savings accounts, nor will the amounts and terms of loans and obligations of the borrowers under their individual contractual arrangements with us be affected.

     TAX EFFECTS. We have received an opinion from our counsel, Housley Kantarian & Bronstein, P.C. on the federal tax consequences of the Conversion. We have filed the opinion as an exhibit to the registration statement of which this prospectus is a part. The opinion provides, in part, that,: (i) the Conversion will qualify as a reorganization under Section 368(a)(1)(F) of the Code, and we will not recognize any taxable gain in either our mutual form or our stock form as a result of the proposed Conversion; (ii) we will not recognize any taxable gain upon the receipt of money from the Company for our stock, nor will the Company recognize any gain upon the receipt of money for the Common Stock; (iii) our assets in either our mutual or our stock form will have the same basis before and after the Conversion; (iv) the holding period of our assets will include the period during which the assets were held by us in our mutual form prior to Conversion; (v) no gain or loss will be recognized by the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members upon the issuance to them of withdrawable savings accounts in us in the stock form in the same dollar amount as their savings accounts in us in the mutual form plus an interest in the liquidation account of us in the stock form in exchange for their savings accounts in us in the mutual form; (vi) depositors will recognize gain or loss upon the receipt of liquidation rights and the receipt of subscription rights in the Conversion, to the extent such liquidation rights and subscription rights are deemed to have value, as discussed below;
(vii) the basis of each account holder's savings accounts in us after the Conversion will be the same as the basis of his savings accounts in us prior to the Conversion, decreased by the fair market value of the nontransferable subscription rights received and increased by the amount, if any, of gain recognized on the exchange; (viii) the basis of each account holder's interest in the liquidation account will be zero; and (ix) the holding period of the Common Stock acquired through the exercise of subscription rights shall begin on the date on which the subscription rights are exercised.

     With respect to the subscription rights, we have received an opinion of Ferguson which, based on certain assumptions, concludes that the subscription rights to be received by Eligible Account Holders and other eligible subscribers do not have any economic value at the time of distribution or at the time the subscription rights are exercised, whether or not a public offering takes place. Such opinion is based on the fact that such rights are: (i) acquired by the recipients without payment therefor, (ii) non-transferable, (iii) of short duration, and (iv) afford the recipients the right only to purchase shares at a price equal to their estimated fair market value, which will be the same price at which shares for which no subscription right is received in the Subscription Offering will be offered in the Community Offering. If the subscription rights granted to Eligible Account Holders or other eligible subscribers are deemed to have an ascertainable value, receipt of such rights would be taxable only to those Eligible Account Holders or other eligible subscribers who exercise the subscription rights in an amount equal to such value (either as a capital gain or ordinary income), and we could recognize gain on such distribution.

     We are also subject to Arkansas income taxes and have received an opinion from KPMG Peat Marwick LLP that the Conversion will be treated for Arkansas state tax purposes similar to the Conversion's treatment for federal tax purposes.

     Unlike a private letter ruling, the opinions of Housley Kantarian & Bronstein, P.C., Ferguson and KPMG Peat Marwick LLP have no binding effect or official status, and we cannot give you any assurance that a court would sustain the conclusions reached in any of those opinions if contested by the IRS or the Arkansas tax authorities. WE ENCOURAGE ELIGIBLE ACCOUNT HOLDERS, SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS, AND OTHER MEMBERS TO CONSULT WITH THEIR OWN TAX ADVISERS AS TO THE TAX CONSEQUENCES IN THE EVENT THE SUBSCRIPTION RIGHTS ARE DEEMED TO HAVE AN ASCERTAINABLE VALUE.

     Liquidation Account. In the unlikely event of our complete liquidation in our present mutual form, each depositor is entitled to equal distribution of any of our assets, pro rata to the value of his accounts, remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit accounts was to the total value of all deposit accounts in us at the time of liquidation.

     Upon a complete liquidation after the Conversion, each depositor would have a claim, as a creditor, of the same general priority as the claims of all other general creditors of ours. Therefore, except as described below, a depositor's claim would be solely in the amount of the balance in his deposit account plus accrued interest. A depositor would not have an interest in the residual value of our assets above that amount, if any.

     The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to $_________. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he continues to maintain his deposit account with us, would be entitled on a complete liquidation of us after Conversion, to an interest in the liquidation account prior to any payment to stockholders. Each Eligible Account Holder would have an initial interest in such liquidation account for each deposit account held in us on the qualifying date, December 31, 1995. Each Supplemental Eligible Account Holder would have a similar interest as of the qualifying date, ___________, 1997. The interest as to each deposit account would be in the same proportion of the total liquidation account as the balance of the deposit account on the qualifying dates was to the aggregate balance in all the deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders on such qualifying dates. However, if the amount in the deposit account on any annual closing date of ours is less than the amount in such account on the respective qualifying dates, then the interest in this special liquidation account would be reduced from time to time by an amount proportionate to any such reduction, and the interest would cease to exist if such deposit account were closed. The interest in the special liquidation account will never be increased despite any increase in the related deposit account after the respective qualifying dates.

     No merger, consolidation, purchase of bulk assets with assumptions of savings accounts and other liabilities, or similar transactions with another insured institution in which transaction we in our converted form are not the surviving institution shall be considered a complete liquidation. In such transactions, the liquidation account shall be assumed by the surviving institution.

SUBSCRIPTION RIGHTS AND THE SUBSCRIPTION OFFERING

     In accordance with OTS regulations, non-transferable subscription rights to purchase shares of the Common Stock have been granted to all persons and entities entitled to purchase shares in the Subscription Offering under the Plan. The number of shares which these parties may purchase will be determined, in part, by the total number of shares to be issued and by the availability of the shares for purchase under the categories set forth in the Plan. If the Community Offering, as described below, extends beyond 45 days following the completion of the Subscription Offering, we will resolicit subscribers and permit them to increase, decrease or rescind their orders. Subscription priorities have been established for the allocation of stock to the extent that shares are available after satisfaction of all subscriptions of all persons having prior rights and subject to the maximum and minimum purchase limitations set forth in the Plan and as described below under " -- Limitations on Purchases of Shares." The following priorities have been established:

     CATEGORY 1: ELIGIBLE ACCOUNT HOLDERS. Each Eligible Account Holder (which collectively encompasses all names on a joint account) will receive non-transferable subscription rights on a priority basis to purchase that number of shares of Common Stock which is equal to 5,000 shares ($50,000) or 5.0% of the shares to be sold in the Conversion (i.e., 14,000 shares if a total of 280,000 shares are sold) in the event the Eligible Account Holder had more than one deposit account with a balance of at least $50.00 with us on December 31, 1995. If there are insufficient shares to satisfy the orders of all Eligible Account Holders, shares shall be allocated among subscribing Eligible Account Holders so as to permit each such account holder, to the extent possible, to purchase the lesser of 100 shares or the total amount of his subscription. Any shares remaining shall be allocated among the subscribing Eligible Account Holders on an equitable basis, related to the amounts of their respective qualifying deposits as compared to the total qualifying deposits of all subscribing Eligible Account Holders. Subscription rights received by officers and directors in this category based on their increased deposits in us in the one-year period preceding December 31, 1995, are subordinated to the subscription rights of other Eligible Account Holders. See " -- Limitations on Purchases and Transfer of Shares."

     CATEGORY 2: ESOP. The ESOP has been granted subscription rights to purchase up to 10% of the total shares issued in the Conversion.

     Although the right of the ESOP to subscribe for shares is subordinate to the right of the Eligible Account Holders, in the event the offering results in the issuance of shares above the maximum of the Estimated Valuation Range (i.e., more than 322,000 shares), the ESOP has a priority right to fill its subscription. The ESOP currently intends to purchase up to 8.0% of the Common Stock issued in the Conversion. The ESOP may, however, determine to purchase some or all of the shares covered by its subscription after the Conversion in the open market or, if approved by the OTS, out of authorized but unissued shares in the event of an over subscription.

     CATEGORY 3: SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS. Each Supplemental Eligible Account Holder (which collectively encompasses all names on a joint account) who is not an Eligible Account Holder will receive non-transferable subscription rights to purchase that number of shares which is equal to 5,000 shares ($50,000) or 5.0% of the shares sold in the offering (i.e., 14,000 shares if a total of 280,000 shares are sold) if the Supplemental Eligible Account Holder had more than one deposit account with a balance of at least $50.00 with us on ____________, 1997. If the allocation made in this paragraph results in an over subscription, shares shall be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such account holder, to the extent possible, to purchase the lesser of 100 shares or the total amount of his subscription. Any shares not so allocated shall be allocated among the subscribing Supplemental Eligible Account Holders on an equitable basis, related to the amounts of their respective qualifying deposits as compared to the total qualifying deposits of all subscribing Supplemental Eligible Account Holders. See "-- Limitations on Purchases and Transfer of Shares."

     The right of Supplemental Eligible Account Holders to subscribe for shares is subordinate to the rights of the Eligible Account Holders and the ESOP to subscribe for shares.

     CATEGORY 4: OTHER MEMBERS. Each Other Member (which collectively encompasses all names on a joint account) who is not an Eligible Account Holder or Supplemental Eligible Account Holder, will receive non-transferable subscription rights to purchase up to 5,000 shares ($50,000) or 5.0% of the total number of shares sold in the offering (i.e., 14,000 shares if a total of 280,000 shares are sold) if the Other Member had more than one deposit account or loan with us on _____________, 1997 to the extent such shares are available following subscriptions by Eligible Account Holders, Employee Plans, and Supplemental Eligible Account Holders. In the event there are not enough shares to fill the orders of the Other Members, the subscriptions of the Other Members will be allocated so that each subscribing Other Member will be entitled to purchase the lesser of 100 shares or the number of shares ordered. Any remaining shares will be allocated among Other Members whose subscriptions remain unsatisfied on a reasonable basis. See "-- Limitations on Purchases and Transfer of Shares."

     MEMBERS IN NON-QUALIFIED STATES. We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for the shares pursuant to the Plan reside. However, no person will be offered or allowed to purchase any shares under the Plan if he resides in a foreign country or in a state with respect to which any of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares under the Plan reside in that state or foreign country; (ii) the granting of subscription rights or offer or sale of shares of common stock to those persons would require either us, or our employees to register, under the securities laws of that state or foreign country, as a broker or dealer or to register or otherwise qualify our securities for sale in that state or foreign country; or (iii) such registration or qualification would be impracticable for reasons of cost or otherwise. We will not make any payment in lieu of the granting of subscription rights to any person.

     RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES. Persons are prohibited from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of their subscription rights. Only the person to whom they are granted may exercise subscription rights and only for his account. Each person subscribing for shares will be required to certify that he is purchasing shares solely for his own account and has not entered into an agreement or understanding regarding the sale or transfer of those shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock prior to the completion of the Conversion.

     We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders believed by us to involve the transfer of subscription rights.

     EXPIRATION DATE. The Subscription Offering will expire at 12:00 p.m., Central Time, on ________, 1997, (Expiration Date). Subscription rights will become void if not exercised prior to the Expiration Date.

COMMUNITY OFFERING

     To the extent that shares remain available for purchase after filling all orders received in the Subscription Offering, we may offer shares of Common Stock to certain members of the general public residing in Arkansas and certain other states with a preference to natural persons residing in Jackson County, Arkansas under such terms and conditions as may be established by the board of directors. In the Community Offering, the minimum purchase is 25 shares, and no person, together with associates of and persons acting in concert with such persons, may purchase more than 5.0% of the shares sold in the offering.

     WE MAY BEGIN THE COMMUNITY OFFERING AT ANY TIME AFTER THE SUBSCRIPTION OFFERING HAS BEGUN. THE COMMUNITY OFFERING ONCE COMMENCED, MAY EXPIRE AT ANY TIME WITHOUT NOTICE BUT NO LATER THAN 12:00 P.M., CENTRAL TIME, ON __________, 1997 UNLESS WE EXTEND IT WITH THE PERMISSION OF THE OTS. PURCHASES OF SHARES IN THE COMMUNITY OFFERING ARE SUBJECT TO OUR RIGHT IN OUR SOLE DISCRETION, TO ACCEPT OR REJECT SUCH PURCHASES IN WHOLE OR IN PART EITHER AT THE TIME AND RECEIPT OF AN ORDER, OR AS SOON AS PRACTICABLE FOLLOWING THE COMPLETION OF THE COMMUNITY OFFERING.

     In the event Community Offering orders are not filled, we will promptly refund funds received by us with interest at our passbook rate. In the event an insufficient number of shares are available to fill all orders in the Community Offering, the available shares will be allocated on an equitable basis determined by the board of directors, provided however that a preference will be given to natural persons residing in Jackson County, Arkansas. If regulatory approval is received to extend the Community Offering beyond 45 days following the completion of the Subscription Offering, subscribers will be resolicited. Shares sold in the Community Offering will be sold at $10.00 per share.

SYNDICATED COMMUNITY OFFERING

     The Plan provides that, if necessary, we may offer shares of Common Stock not purchased in the Subscription and Community Offerings for sale to the general public in a Syndicated Community Offering through a syndicate of selected dealers to be formed and managed by Trident Securities. No individual purchaser together with any associate or group of persons acting in concert may purchase more than 5.0% of the shares. Neither Trident Securities nor any registered broker-dealer will be obligated to take or purchase any shares in the Syndicated Community Offering, although Trident Securities has agreed to use its best efforts in the sales of shares in any Syndicated Community Offering. Shares sold in the Syndicated Community Offering will be sold at the Purchase Price. See "-- Stock Pricing,"

     The Syndicated Community Offering will terminate no more than 45 days following the Expiration Date, unless the Company extends it with the approval of the OTS.

LIMITATIONS ON PURCHASES AND TRANSFER OF SHARES

     The Plan provides for certain additional limitations to be placed upon the purchase of the shares in the Conversion. The minimum purchase is 25 shares. No persons, together with associates, or group of persons acting in concert, may purchase more than 5.0% of the shares except for the ESOP which may purchase up to 10% of the shares sold. The OTS regulations governing the Conversion provide that officers and directors and their associates may not purchase, in the aggregate, more than 35% of the shares issued pursuant to the Conversion.

     Depending on market conditions and the results of the offering, the board of directors may increase or decrease any of the purchase limitations without the approval of our members and without resoliciting subscribers. If the maximum purchase limitation is increased, persons who ordered the maximum amount will be given the first opportunity to increase their orders. In doing so the preference categories in the offerings will be followed.

     In the event of an increase in the total number of shares offered in the Conversion due to an increase in the Estimated Valuation Range of up to 15% (the "Adjusted Maximum"), the additional shares will be allocated in the following order of priority: (i) to fill the ESOP's subscription of up to 8% of the Adjusted Maximum number of shares (the ESOP currently intends to subscribe for 8%); (ii) in the event that there is an over subscription by Eligible Account Holders, to fill unfulfilled subscriptions of Eligible Account Holders exclusive of the Adjusted Maximum; (iii) in the event that there is an over subscription by Supplemental Eligible Account Holders, to fill unfulfilled subscriptions to Supplemental Eligible Account Holders exclusive of the Adjusted Maximum; (iv) in the event that there is an over subscription by Other Members, to fill unfulfilled subscriptions of

Other Members exclusive of the Adjusted Maximum; and (v) to fill unfulfilled subscriptions in the Community Offering to the extent possible, exclusive of the Adjusted Maximum.

     The term "associate" of a person means (i) any corporation or organization (other than us or a majority-owned subsidiary of ours) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as director or in a similar fiduciary capacity (excluding tax-qualified employee stock benefit plans), and (iii) any relative or spouse of such person or any relative of such spouse, who has the same home as such person or who is a director or officer of us, or any of our subsidiaries. For example, a corporation of which a person serves as an officer would be an associate of that person, and therefore all shares purchased by that corporation would be included with the number of shares which that person individually could purchase under the above limitations.

     The term "officer" may include our chairman of the board, president, vice presidents in charge of principal business functions, Secretary and Treasurer and any other person performing similar functions. All references herein to an officer have the same meaning as used for an officer in the Plan.

     The term "residing," as used in relation to the preference afforded natural persons in Jackson County, Arkansas, means any natural person who occupies a dwelling within Jackson County, has an intention to remain within Jackson County (manifested by establishing a physical, on-going, non- transitory presence within Jackson County), and continues to reside in Jackson County at the time of the offering. We may utilize deposit or loan records or such other evidence provided to us to make the determination whether a person is residing in Jackson County. Such determination will be in our sole discretion.

     TO ORDER SHARES IN THE CONVERSION, PERSONS MUST CERTIFY THAT THEIR PURCHASE DOES NOT CONFLICT WITH THE PURCHASE LIMITATIONS. IN THE EVENT THAT THE PURCHASE LIMITATIONS ARE VIOLATED BY ANY PERSON (INCLUDING ANY ASSOCIATE OR GROUP OF PERSONS AFFILIATED OR OTHERWISE ACTING IN CONCERT WITH SUCH PERSONS), WE WILL HAVE THE RIGHT TO PURCHASE FROM THAT PERSON AT $10.00 PER SHARE ALL SHARES ACQUIRED BY THAT PERSON IN EXCESS OF THE PURCHASE LIMITATIONS. IF THE EXCESS SHARES HAVE BEEN SOLD BY THAT PERSON, WE MAY RECOVER THE PROFIT FROM THE SALE OF THE SHARES BY THAT PERSON. WE MAY ASSIGN OUR RIGHT EITHER TO PURCHASE THE EXCESS SHARES OR TO RECOVER THE PROFITS FROM THEIR SALE.

     Shares of Common Stock purchased pursuant to the Conversion will be freely transferable, except for shares purchased by our directors and officers. For certain restrictions on the shares purchased by directors and officers, see " -- Restrictions on Sales and Purchases of Shares by Directors and Officers." In addition, under guidelines of the NASD, members of the NASD and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of such securities.

ORDERING AND RECEIVING SHARES

     USE OF ORDER FORMS. Subscription rights to subscribe may only be exercised by completion of an original order form. Persons ordering shares in the Subscription Offering must deliver by mail or in person a properly completed and executed original order form to us prior to the Expiration Date. Order forms must be accompanied by full payment for all shares ordered. See "-- Payment for Shares." Subscription rights under the Plan will expire on the Expiration Date, whether or not we have been able to locate each person entitled to subscription rights. ONCE SUBMITTED, SUBSCRIPTION ORDERS CANNOT BE REVOKED WITHOUT OUR CONSENT UNLESS THE CONVERSION IS NOT COMPLETED WITHIN 45 DAYS OF THE EXPIRATION DATE.

     Persons and entities not purchasing shares in the Subscription Offering may, subject to availability, purchase shares in the Community Offering by returning to us a completed and properly executed order form along with full payment for the shares ordered.

     In the event an order form (i) is not delivered and is returned to us by the United States Postal Service or we are unable to locate the addressee, (ii) is not received or is received after the Expiration Date, (iii) is defectively completed or executed, or (iv) is not accompanied by full payment for the shares subscribed for (including instances where a savings account or certificate balance from which withdrawal is authorized is insufficient to fund the amount of such required payment), the subscription rights for the person to whom such rights have been granted will lapse as though that person failed to return the completed order form within the time period specified. We may, but will not be required to, waive any irregularity on any order form or require the submission of corrected order forms or the remittance of full payment for subscribed shares by such date as we specify. The waiver of an irregularity on an order form in no way obligates us to waive any other irregularity on that, or any irregularity on any other, order form. Waivers will be considered on a case by case basis. Photocopies of order forms, payments from private third parties, or electronic transfers of funds will not be accepted. Our interpretation of the terms and conditions of the Plan and of the acceptability of the order forms will be final. We have the right to investigate any irregularity on any order form.

     To ensure that each purchaser receives a prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

     PAYMENT FOR SHARES. Payment for shares of Common Stock may be made (i) in cash, if delivered in person, (ii) by check or money order, or (iii) by authorization of withdrawal from savings accounts (including certificates of deposit) maintained with us or (iv) by an IRA not held by us. Appropriate means by which such withdrawals may be authorized are provided in the order form. Once such a withdrawal has been authorized, none of the designated withdrawal amount may be used by the subscriber for any purpose other than to purchase the shares. Where payment has been authorized to be made through withdrawal from a savings account, the sum authorized for withdrawal will continue to earn interest at the contract rate until the Conversion has been completed or terminated. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares; however, if a partial withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate evidencing the remaining balance will earn interest at the passbook savings account rate subsequent to the withdrawal. Payments made in cash or by check or money order, will be placed in a segregated saving account and interest will be paid by us at our passbook savings account rate from the date payment is received until the Conversion is completed or terminated. An executed order form, once received by us, may not be modified, amended, or rescinded without our consent, unless the Conversion is not completed within 45 days after the conclusion of the Subscription Offering, in which case subscribers may be given an opportunity to increase, decrease, or rescind their order. In the event that the Conversion is not consummated, all funds submitted pursuant to the offering will be refunded promptly with interest.

     Owners of self-directed IRAs may use the assets of such IRAs to purchase shares in the offering, provided that such IRSs are not maintained on deposit with us Persons with IRAs maintained with us must have their accounts transferred to an unaffiliated institution or broker to purchase shares in the offering. The Stock Information Center can assist you in transferring your self-directed IRA. Because of the paperwork involved, persons owning IRAs with us who wish to use their IRA account to purchase stock in the Offering, must contact the Stock Information Center no later than __________, 1997.

     DELIVERY OF STOCK CERTIFICATES. Certificates representing shares of Common Stock issued in the Conversion will be mailed to the person(s) at the address noted on the order form, as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be held until properly claimed or otherwise disposed. Persons ordering shares might not be able to sell their shares until they receive their stock certificates.

     FEDERAL REGULATIONS PROHIBIT US FROM LENDING FUNDS OR EXTENDING CREDIT TO ANY PERSON TO PURCHASE SHARES IN THE CONVERSION.

MARKETING ARRANGEMENTS

     We have engaged Trident Securities as our financial advisor in connection with the offering. Trident Securities has agreed to exercise its best efforts to assist us in the sale of the shares in the offering. As compensation, Trident Securities will receive a fee in the amount of $105,000. If shares are offered for sale in a Syndicated Community Offering, Trident Securities will organize and manage the syndicate of selected broker-dealers. The commission to be paid to any such selected broker-dealers will be at a rate to be agreed to jointly by Trident Securities and us. Fees paid to Trident Securities and to any other broker-dealer may be deemed to be underwriting fees, and Trident Securities and such broker-dealers may be deemed to be underwriters. We have agreed to indemnify Trident Securities for reasonable costs and expenses in connection with certain claims or liabilities which might be asserted against Trident Securities. This indemnification covers the investigation, preparation of defense and defense of any action, proceeding or claim relating to misrepresentation or breach of warranty of the written agreement among Trident Securities and us or the omission or alleged omission of a material fact required to be stated or necessary in the prospectus or other documents.

     The shares will be offered principally by the distribution of this document and through activities conducted at a Stock Information Center located at our office. The Stock Information Center is expected to operate during our normal business hours throughout the offering. A registered representative employed by Trident Securities will be working at, and supervising the operation of, the Stock Information Center. Trident Securities will assist us in responding to questions regarding the Conversion and the offering and processing order forms. Our personnel will be present in the Stock Information Center to assist Trident Securities with clerical matters and to answer questions related solely to our business.

STOCK PRICING

     We have retained Ferguson, an independent economic consulting and appraisal firm, which is experienced in the evaluation and appraisal of business entities, including savings institutions involved in the conversion process to prepare an appraisal of our estimated pro forma market value. We will pay Ferguson a fee of $15,000 for preparing the appraisal and will reimburse Ferguson up to $3,000 for reasonable out-of-pocket expenses. We have agreed to indemnify Ferguson under certain circumstances against liabilities and expenses arising out of or based on any misstatement or untrue statement of a material fact contained in the information supplied by us to Ferguson.

     Ferguson prepared the appraisal in reliance upon the information contained herein, including the financial statements. The appraisal contains an analysis of a number of factors including, but not limited to, our financial condition and operating trends, the competitive environment within which we operate, operating trends of certain savings institutions and savings and loan holding companies, relevant economic conditions, both nationally and in the state of Arkansas which affect the operations of savings institutions, and stock market values of certain savings institutions. In addition, Ferguson has advised us that it has considered the effect of the additional capital raised by the sale of the shares on our estimated aggregate pro forma market value.

     On the basis of the above, Ferguson has determined, in its opinion, that as of September 2, 1997 our estimated aggregate pro forma market value was $2,800,000. OTS regulations require, however, that the appraiser establish a range of value for the stock to allow for fluctuations in the aggregate value of the stock due to changing market conditions and other factors. Accordingly, Ferguson has established the Estimated Valuation Range from $2,380,000 to $3,220,000 for the offering. The Estimated Valuation Range will be updated prior to consummation of the Conversion and the Estimated Valuation Range may increase to $3,703,000.

     The board of directors has reviewed the independent appraisal, including the stated methodology of the independent appraiser and the assumptions used in the preparation of the independent appraisal. The board of directors is relying upon the expertise, experience and independence of the appraiser and is not qualified to determine the appropriateness of the assumptions.

     In order for stock sales to take place, Ferguson must confirm to the OTS that, to the best of Ferguson's knowledge and judgment, nothing of a material nature has occurred which would cause Ferguson to conclude that the Purchase Price on an aggregate basis was incompatible with Ferguson's estimate of our pro forma market value of us in converted form at the time of the sale. If, however, facts do not justify such a statement, an amended Estimated Valuation Range may be established.

     THE APPRAISAL IS NOT A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING THESE SHARES. IN PREPARING THE APPRAISAL, FERGUSON HAS RELIED UPON AND ASSUMED THE ACCURACY AND COMPLETENESS OF FINANCIAL AND STATISTICAL INFORMATION PROVIDED BY US. FERGUSON DID NOT INDEPENDENTLY VERIFY THE FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY US, NOR DID FERGUSON VALUE INDEPENDENTLY OUR ASSETS AND LIABILITIES. THE APPRAISAL CONSIDERS US ONLY AS A GOING CONCERN AND SHOULD NOT BE CONSIDERED AS OUR LIQUIDATION VALUE. MOREOVER, BECAUSE THE APPRAISAL IS BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS WHICH ARE SUBJECT TO CHANGE, THE MARKET PRICE OF THE COMMON STOCK COULD DECLINE BELOW $10.00.

CHANGE IN NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION

     Depending on market and financial conditions at the time of the completion of the Subscription and Community Offerings, we may significantly increase or decrease the number of shares to be issued in the Conversion. In the event of an increase in the valuation, we may increase the total number of shares to be issued in the Conversion. An increase in the total number of shares to be issued in the Conversion would decrease a subscriber's percentage ownership interest and the pro forma net worth (book value) per share and increase the pro forma net income and net worth (book value) on an aggregate basis. In the event of a material reduction in the valuation, we may decrease the number of shares to be issued to reflect the reduced valuation. A decrease in the number of shares to be issued in the Conversion would increase a subscriber's percentage ownership interest and the pro forma net worth (book value) per share and decrease pro forma net income and net worth on an aggregate basis.

     Persons ordering shares will not be permitted to modify or cancel their orders unless the change in the number of shares to be issued in the Conversion results in an offering which is either less than $2,380,000 or more than $3,703,000.

RESTRICTIONS ON REPURCHASE OF SHARES

        Generally, during the first year following the Conversion, the Company may not repurchase its shares and during each of the second and third years following the Conversion, the Company may repurchase five percent of the outstanding shares provided they are purchased in open-market transactions. Repurchases must not cause us to become undercapitalized and at least 10 days prior notice of the repurchase must be provided to the OTS. The OTS may disapprove a repurchase program upon a determination that (1) the repurchase program would adversely affect our financial condition, (2) the information submitted is insufficient upon which to base a conclusion as to whether the financial condition would be adversely affected, or (3) a valid business purpose was not demonstrated. In addition, SEC rules also govern the method, time, price, and number of shares of common stock that may be repurchased by the Company and affiliated purchasers. If, in the future, the rules and regulations regarding the repurchase of stock are liberalized, the Company may utilize the rules and regulations then in effect.

RESTRICTIONS ON SALES AND PURCHASES OF SHARES BY DIRECTORS AND OFFICERS

        Shares purchased by directors and officers of the Company may not be sold for one year following completion of the Conversion. An exception to this rule is a disposition of shares in the event of the death of the director or officer. Any shares issued to directors and officers as a stock dividend, stock split, or otherwise with respect to restricted stock shall be subject to the same restrictions.

        For three years following the Conversion, directors and officers may purchase shares only through a registered broker or dealer. Exceptions are available only if the OTS has approved the purchase or the purchase is an arm's length transaction and involves more than one percent of the outstanding shares.

INTERPRETATION AND AMENDMENT OF THE PLAN

        We are authorized to interpret and amend the Plan. Our interpretations are final. Amendments to the Plan after the receipt of member approval will not need further member approval unless required by the OTS.

CONDITIONS AND TERMINATION

        Completion of the Conversion requires (i) the approval of the Plan by the affirmative vote of not less than a majority of the total number of votes eligible to be cast by our members; and (ii) completion of the sale of shares within 24 months following approval of the Plan by our members. If these conditions are not satisfied, the Plan will be terminated and we will continue our business in the mutual form of organization. We may terminate the Plan at any time prior to the meeting of members to vote on the Plan or at any time thereafter with the approval of the OTS.

OTHER

        ALL STATEMENTS MADE IN THIS DOCUMENT ARE HEREBY QUALIFIED BY THE CONTENTS OF THE PLAN OF CONVERSION, THE MATERIAL TERMS OF WHICH ARE SET FORTH HEREIN. THE PLAN OF CONVERSION IS ATTACHED TO THE PROXY STATEMENT. COPIES OF THE PLAN ARE AVAILABLE FROM US AND WE SHOULD BE CONSULTED FOR FURTHER INFORMATION. ADOPTION OF THE PLAN BY OUR MEMBERS AUTHORIZES US TO INTERPRET, AMEND OR TERMINATE THE PLAN.


                  RESTRICTIONS ON ACQUISITIONS OF THE COMPANY

        The following discussion is a general summary of the material provisions of the charter and bylaws of the Company and certain other Tennessee corporate law and regulatory provisions, which may be deemed to have such an anti-takeover effect. The description of these provisions is necessarily general and we refer you to in each case to the charter and bylaws of the Company which are incorporated herein by reference. See "Available Information" as to how to obtain a copy of these documents.

        While the board of directors is not aware of any effort that might be made to obtain control of the Company after Conversion, the board of directors believes that it is appropriate to include certain provisions as part of the Company's charter and bylaws to protect the interests of the Company and its stockholders from hostile takeovers ("anti-takeover"provisions) which the board of directors might conclude are not in the best interests of us or our stockholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over the current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current board of directors or management of the Company more difficult.

PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

        RESTRICTION ON ACQUISITION OF COMMON STOCK; LIMITATIONS ON VOTING RIGHTS. The charter of the Company provides that, for a period of five years after completion of the Conversion, no person may directly or indirectly, acquire or offer to acquire beneficial ownership of more than 10% of any class of equity security outstanding of the Company (the "Limit"), unless the "continuing" board of directors has first approved by a two-thirds vote the offer or acquisition. Any shares acquired in violation of this restriction will not be counted as shares outstanding for voting purposes, nor will the holder be entitled to vote such shares. After five years from the date of Conversion, should any party acquire the beneficial ownership of shares in excess of 10%, the record holders of more than 10% of any outstanding class of equity security of the Company who obtained such shares without the requisite approval would be entitled to cast only one-hundredth (1/100) of a vote for each share owned in excess of 10%, and the aggregate voting power of such holders shall be allocated proportionately among such record holders. A person is a beneficial owner of a security if he has the power to vote or direct the voting of all or part of the voting rights of the security, or has the power to dispose of or direct the disposition of the security . The charter of the Company further provide that this provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock.

        ELECTION OF DIRECTORS. The Company's charter provides that the board of directors of the Company will be divided into three staggered classes, with directors in each class elected for three-year terms. As a result of this provision, it would take two annual elections to replace a majority of the Company's board. The Company's charter provides that the size of the board of directors may be increased or decreased only if two-thirds of the directors then in office concur in such action. The charter also provides that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Finally, the charter and the bylaws impose certain notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

        The charter provides that a director may only be removed for cause by the affirmative vote of at least 80% of the shares of the Company entitled to vote generally in an election of directors cast at a meeting of stockholders called for that purpose.

        RESTRICTIONS ON CALL OF SPECIAL MEETING. The charter of the Company provides that a special meeting of stockholders may be called only pursuant to a resolution adopted by a majority of the board of directors, or a Committee of the board.

        ABSENCE OF CUMULATIVE VOTING. The Company's charter provides that stockholders may not cumulate their votes in the election of directors.

        AUTHORIZED SHARES. The charter authorizes the issuance of 9,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion to provide the Company's board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The board of directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's board currently has no plans for the issuance of additional shares, other than the possible issuance of additional shares pursuant to stock benefit plans .

        PROCEDURES FOR CERTAIN BUSINESS COMBINATIONS. The charter requires the affirmative vote of at least 80% of the outstanding shares of the Company entitled to vote in the election of director in order for the Company to engage in or enter into certain "Business Combinations," as defined therein, with any "Related Party" (as defined below) or any affiliates of the "Related Party", unless the proposed transaction has been approved in advance by the Company's board of directors, excluding those who were not directors prior to the time the "Related Party" became the "Related Party." Absent this provision, only the approval of a majority of the shares outstanding would be required.

        The term "Related Party" is defined to include any person and the affiliates and associates of the person (other than the Company or its subsidiary) who beneficially owns, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company. Any amendment to this provision requires the affirmative vote of at least 80% of the shares of the Company entitled to vote generally in an election of directors.

        AMENDMENT TO CHARTER AND BYLAWS. Amendments to the Company's charter must be approved by the Company's board of directors and also by a majority of the outstanding shares of the Company's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to restrictions on the acquisition and voting of greater than 10% of the Common Stock; number, classification, election and removal of directors; amendment of Bylaws; call of special stockholder meetings; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the charter).

        The bylaws may be amended by a majority vote of the board of directors or the affirmative vote of the holders of at least 80% of the outstanding shares of the Company entitled to vote in the election of Directors cast at a meeting called for that purpose.

TENNESSEE BUSINESS CORPORATION ACT

        THE TENNESSEE BUSINESS CORPORATION ACT contains several provisions described below which may be applicable to the Company upon completion of the Conversion.

        The Tennessee Control Share Acquisition Act prohibits a person who acquires over specified limits of shares of our holding company (that is, 20%, 331/3% or 50% of its outstanding shares) from voting those shares in excess of each specified limit unless a majority of our holding company's disinterested stockholders vote to approve voting rights for the excess shares. Pursuant to the Control Share Acquisition Act, the provisions of such Act will only apply to a Tennessee corporation if its charter or bylaws so provides and which has: (i) 100 or more stockholders; (ii) its principal place of business, its principal office or substantial assets within Tennessee; and (iii) either

(A) more than 10% of its stockholders resident in Tennessee, (B) more than 10% of its shares owned by stockholders resident in Tennessee, or (C) 10,000 or more stockholders resident in Tennessee. Neither the Company's charter nor its bylaws contains a provision declaring that the Company will be subject to the provisions of the Control Share Acquisition Act, although the Company could amend its Charter or Bylaws in the future to include such a provision. The Company cannot determine at this time whether it would otherwise meet the requirements to be subject to the provisions of the Control Share Acquisition Act.

        THE TENNESSEE BUSINESS COMBINATION ACT imposes conditions on a person owning more than 10% of a "resident domestic corporation's outstanding voting stock (an "interested stockholder") in connection with business combinations with the Company for a period of five years following the date such person became an interested stockholder, unless such business combination is otherwise approved in accordance with the terms of the statute. For purposes of the Business Combination Act, the term "resident domestic corporation" is defined as an issuer of voting stock which, as of the share acquisition date in question, is organized under the laws of Tennessee and meets two or more of the following requirements: (i) the corporation has more than 10,000 or 10% of its stockholders resident in Tennessee or more than 10% of its shares held by stockholders who are Tennessee residents; (ii) the corporation has its principal office or place of business located in Tennessee; (iii) the corporation has the principal office or place of business of a significant subsidiary, representing not less than 25% of the corporation's consolidated net sales located in Tennessee; (iv) the corporation employs more than 250 individuals in Tennessee or has a combined annual payroll paid to Tennessee residents which is in excess of $5.0 million; (v) the corporation produces goods and services in Tennessee which result in annual gross receipts in excess of $10.0 million; or (vi) the corporation has physical assets and/or deposits, including those of any subsidiary located within Tennessee which exceed $10.0 million in value. The Company does not expect that it will initially meet the definition of a resident domestic corporation although it is possible that it will meet the definition in the future and will be entitled to the anti-takeover protection afforded by the Business Combination Act.

        THE TENNESSEE GREENMAIL ACT makes it unlawful, under certain specified circumstances, for the Company to purchase any of its outstanding shares of a certain class at a price above the market value of the shares from a stockholder owning more than 3% of the shares to be purchased, if such person has held his shares for less than two years, unless the purchase is approved by a majority of the outstanding shares of that class or the Company makes a similar offer to all stockholders of that class of securities.

        THE TENNESSEE INVESTOR PROTECTION ACT imposes conditions on offerors making a tender offer for an "offeree company" and requires such offeror file with the Tennessee Commissioner of Insurance a registration statement containing information similar to that required by federal law, including any plans which the offeror has in acquiring control of the company. For purposes of the Investor Protection Act, an "offeree company" is defined as a corporation or other issuer of equity securities which is incorporated or organized under the laws of Tennessee or has its principal office in Tennessee, has substantial assets located in Tennessee and which is or may be involved in a takeover offer relating to any class of its equity securities.

        The Investor Protection Act also prohibits any offeror from making a takeover offer which is not made to the holders of record or beneficial owners of the equity securities of an offeree company who reside in Tennessee on substantially the same terms as the offer is made to holders residing elsewhere. The Investor Protection Act also imposes certain other restrictions on takeover offers involving offeree companies. Although the Company is a Tennessee corporation, it is not anticipated at this time that the Company would satisfy the requirement of having substantial assets located in Tennessee and therefore would not be deemed an offeree company and entitled to the protections of the Investor Protection Act. It is possible that the Company could satisfy this requirement in the future and parties seeking to make a takeover offer would be subject to the requirements of the Investor Protection Act.

BENEFIT PLANS

        In addition to the provisions of the Company's charter and bylaws described above, certain benefit plans of ours adopted in connection with the Conversion contain provisions which also may discourage hostile takeover attempts which the boards of directors might conclude are not in the best interests for us or our stockholders. For a description of the benefit plans and the provisions of such plans relating to changes in control, see "Management of Newport Federal Savings Bank - Proposed Future Stock Benefit Plans."

REGULATORY RESTRICTIONS

        For three years following conversion, OTS regulations prohibit any person, without the prior approval of the OTS, from acquiring or making an offer to acquire more than 10% of the stock of any converted savings institution if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of such stock. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matter submitted to a vote of stockholders.

        Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Control in this context means ownership of, control of, or holding proxies representing more than 25% of the voting shares of a savings association or the power to control in any manner the election of a majority of the directors of such institution.

        Federal law also provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a savings association unless at least 60 days prior written notice has been given to the OTS and the OTS has not objected to the proposed acquisition. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of a savings association or to vote more than 25% of any class of voting securities of a savings association. Under federal law (as well as the regulations referred to below) the term "savings association" includes state-chartered and federally chartered SAIF-insured institutions, federally chartered savings and loans and savings banks whose accounts are insured by the FDIC and holding companies thereof.

        Federal regulations require that, prior to obtaining control of an insured institution, a person, other than a company, must give 60 days notice to the OTS and have received no OTS objection to such acquisition of control, and a company must apply for and receive OTS approval of the acquisition. Control, involves a 25% voting stock test, control in any manner of the election of a majority of the institution's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of an institution's voting stock, if the acquiror also is subject to any one of either "control factors," constitutes a rebuttable determination of control under the regulations. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock after the effective date of the regulations must file with the OTS a certification that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable.

                         DESCRIPTION OF CAPITAL STOCK

        The Company is authorized to issue 9,000,000 shares of the Common Stock, $0.01 par value per share, and 3,000,000 shares of Preferred Stock, $0.01 par value per share. The Company currently expects to issue up to 370,300 shares of Common Stock in the Conversion. The Company does not intend to issue any shares of Preferred Stock in the Conversion, nor are there any present plans to issue such Preferred Stock following the Conversion. Each share of Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. THE COMMON STOCK OF THE COMPANY WILL REPRESENT NONWITHDRAWABLE CAPITAL AND WILL NOT BE INSURED BY US, THE FDIC, OR ANY OTHER GOVERNMENT AGENCY.

COMMON STOCK

        VOTING RIGHTS. Each share of the Common Stock will have the same relative rights and will be identical in all respects with every other share of the Common Stock. The holders of the

Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of Preferred Stock issued in the future may have voting rights, if any. Each holder of the Common Stock will be entitled to only one vote for each share held of record on all matters submitted to a vote of holders of the Common Stock and will not be permitted to cumulate their votes in the election of the Company's directors.

        LIQUIDATION. In the unlikely event of the complete liquidation or dissolution of the Company, the holders of the Common Stock will be entitled to receive all assets of the Company available for distribution in cash or in kind, after payment or provision for payment of (i) all debts and liabilities of the Company (including all deposits with us and accrued interest thereon); (ii) any accrued dividend claims; (iii) liquidation preferences of any Preferred Stock which may be issued in the future; and (iv) any interests in the liquidation account established upon the Conversion for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to have their deposits with us.

        RESTRICTIONS ON ACQUISITION OF THE COMMON STOCK. See "Certain Restrictions on Acquisition of the Company" for a discussion of the limitations on acquisition of shares of the Common Stock.

        OTHER CHARACTERISTICS. Holders of the Common Stock will not have preemptive rights with respect to any additional shares of the Common Stock which may be issued. Therefore, the board of directors may sell shares of capital stock of the Company without first offering such shares to existing stockholders of the Company. The Common Stock is not subject to call for redemption, and the outstanding shares of Common Stock when issued and upon receipt by the Company of the full purchase price therefor will be fully paid and non-assessable.

Serial Preferred Stock

        None of the 3,000,000 authorized shares of Preferred Stock of the Company will be issued in the Conversion. After the Conversion is completed, the board of directors of the Company will be authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof, subject to regulatory approval but without stockholder approval. If and when issued, the serial preferred stock is likely to rank prior to the Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The board of directors, without stockholder approval, can issue serial preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Common Stock. The board of directors has no present intention to issue any of the serial preferred stock.

                             LEGAL AND TAX MATTERS

        The legality of the common stock has been passed upon for us by Housley Kantarian & Bronstein, P.C., Washington, D.C. Certain legal matters for Trident Securities may be passed upon by Silver Freedman & Taff, L.L.P., Washington, D.C. The federal income tax consequences of the

Conversion have been passed upon for us by Housley Kantarian & Bronstein, P.C., Washington, D.C. The Arkansas income tax consequences of the Conversion have been passed upon for us by KPMG Peat Marwick LLP.

                                    EXPERTS

        Our financial statements as of and for the years ended June 30, 1995, 1996 and 1997 appearing in this document have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report which appears elsewhere in this document, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

        Ferguson has consented to the publication herein of a summary of its letters to us setting forth its opinion as to the estimated pro forma market value of us in the converted form and its opinion setting forth the value of subscription rights and to the use of its name and statements with respect to it appearing in this document.

                            ADDITIONAL INFORMATION

        The Company has filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC also maintains an internet address ("Web site") that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC. The address for this Web site is " http: //www. sec. gov. " The statements contained in this document as to the contents of any contract or other document filed as an exhibit to the Form SB-2 are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

        Newport Federal Savings Bank has filed an Application for Conversion with the OTS with respect to the Conversion. Pursuant to the rules and regulations of the OTS, this document omits certain information contained in that Application. The Application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Midwest Regional Office of the OTS, 122 W. John Carpenter Freeway, Suite 600, Irving, Texas 75039 without charge.

        A copy of the Charter and the Bylaws of the Company are available without charge from Newport Federal Savings Bank.

                         NEWPORT FEDERAL SAVINGS BANK

                         INDEX TO FINANCIAL STATEMENTS

                                                                                    Page
Independent Auditors' Report                                                         F-1

Balance Sheets as of June 30, 1997 and 1996                                          F-2

Statements of Operations and Retained Earnings for the Years Ended
 June 30, 1997 and 1996                                                              F-3

Statements of Cash Flows for the Years Ended June 30, 1997, 1996 and 1995            F-5

Notes to Financial Statements                                                        F-7

All schedules are omitted because the required information is either not applicable or is included in the consolidated financial statements or related notes.

Separate financial statements for the Company have not been included since it will not engage in material transactions until after the Conversion. The Company, which has been inactive to date, has no significant assets, liabilities, revenues, expenses or contingent liabilities.

                                   GLOSSARY

ARM Loan               Adjustable-rate mortgage loan.

BIF                    Bank Insurance Fund of the FDIC

Common Stock           The common stock, $.01 par value per share, of North
                       Arkansas Bancshares, Inc.

Community              Offering Offering for sale to certain
                       members of the general public of any shares of common stock not subscribed for in the Subscription Offering, including the possible offering of common stock in a Syndicated Community Offering

Company                North Arkansas Bancshares, Inc.

Conversion             Simultaneous conversion of Newport Federal
                       Savings Bank, to stock form, the issuance of the Newport Federal Savings Bank's outstanding capital stock to the Company and the Company's offer and sale of Common Stock

Eligible Account
Holders                Savings account holders of Newport Federal
                       Savings Bank with account balances of at least $50 as of the close of business on December 31, 1995

ERISA                  Employee Retirement Income Security of 1974, as amended

ESOP                   Employee Stock Ownership Plan

Estimated
Valuation Range        Estimated pro forma market value of the Common Stock
                       ranging from $2,380,000 to $3,220,000

Exchange Act           Securities Exchange Act of 1934, as amended

Expiration Date        12:00 p.m., Central time, on ________, 1997

FASB                   Financial Accounting Standards Board

FDIC                   Federal Deposit Insurance Corporation

Federal Reserve System    The Board of Governors of the Federal Reserve System

Ferguson                  Ferguson & Company

FHLB                      Federal Home Loan Bank

FHLMC                     Federal Home Loan Mortgage Corporation

FNMA                      Federal National Mortgage Association

IRA                       Individual retirement account or arrangement

IRS                       Internal Revenue Service

MRP Management recognition plan to be adopted no earlier than six months after the Conversion

NASD                      National Association of Securities Dealers, Inc.

NOW account               Negotiable order of withdrawal account

NPV                       Net portfolio value

Offering Subscription, Community and Syndicated Community offerings, collectively

Option Plan               Stock option plan to be adopted within one year of the
                          Conversion

Order Form                Form for ordering stock accompanied by a certification
                          concerning certain matters

Other Members             Savings account holders (other than eligible account
                          holders and supplemental eligible account holders) and
                          certain borrowers (borrowers whose loans were
                          outstanding on _________, 1997 and continue to be
                          outstanding) who are entitled to vote at the Special
                          Meeting due to the existence of a savings account or a
                          borrowing, respectively, on the Voting Record Date for
                          the Special Meeting

OTC Bulletin Board        An electronic stock data system operated by Nasdaq

OTS                       Office of Thrift Supervision

Plan of Conversion        Plan of Newport Federal Savings Bank to convert from a
                          federally chartered mutual savings bank to a federally
                          chartered stock savings bank and the issuance of all
                          of Newport Federal Savings Bank's outstanding capital
                          stock to the Company and the issuance of the Company's
                          stock to the public

Purchase Price            $10.00 per share price of the Common Stock

SAIF                      Savings Association Insurance Fund of the FDIC

SEC                       Securities and Exchange Commission

Securities Act            Securities Act of 1933, as amended

SFAS                      Statement of Financial Accounting Standards adopted by
                          FASB

Special Meeting           Special Meeting of members of Newport Federal Savings
                          Bank called for the purpose of approving the Plan

Subscription Offering     Offering of non-transferable rights to subscribe for
                          the common stock, in order of priority, to Eligible
                          Account Holders, tax-qualified employee plans,
                          Supplemental Eligible Account Holders and Other
                          Members

Supplemental Eligible     Depositors, who are not Eligible Account Holders of
Account Holders           Newport Federal Savings Bank, with account balances of
                          at least $50 on September 30, 1997.

Syndicated Community      Offering of shares of common stock remaining after
Offering                  the Subscription Offering and undertaken prior to the
                          end and as part of the Community Offering, and which
                          may, at our discretion be made to the general public
                          on a best efforts basis by a selling group of broker-
                          dealers.

Trident Securities        Trident Securities, Inc.

Voting Record Date        The close of business on _____________, 1997, the date
                          for determining members entitled to vote at the
                          Special Meeting.

                     [LETTERHEAD OF KPMG PEAT MARWICK LLP]



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------




The Board of Directors
Newport Federal Savings Bank:

We have audited the accompanying statements of financial condition of Newport Federal Savings Bank as of June 30, 1997 and 1996, and the related statements of operations and retained earnings, and cash flows for each of the years in the three-year period ended June 30, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Federal Savings Bank as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

August 8, 1997

                          NEWPORT FEDERAL SAVINGS BANK

                        Statements of Financial Condition

                             June 30, 1997 and 1996


                                 ASSETS                                         1997             1996
                                 ------                                         ----             ----
Cash and amounts due from banks, includes interest
     bearing deposits of $603,729 and $917,745 in 1997
     and 1996, respectively                                            $         884,002       1,167,202
Certificates of deposit with other financial institutions                        691,000         890,000
Investment securities held-to-maturity, at cost (notes 2 and 8)                5,922,956       6,310,348
Loans receivable, net (notes 3, 4 and 8)                                      24,794,194      21,982,108
Real estate acquired in settlement of loans, net                                   -             123,830
Office properties and equipment, net (note 5)                                  1,651,298       1,666,980
Accrued interest receivable (note 6)                                             227,356         226,995
Other assets (note 9)                                                            207,760          78,332
                                                                            ------------    ------------
               Total assets                                            $      34,378,566      32,445,795
                                                                            ============   =============

                    LIABILITIES AND RETAINED EARNINGS
                    ---------------------------------

Deposits (notes 2 and 7)                                               $      31,072,533      29,657,098
Federal Home Loan Bank advances (note 8)                                         618,389         133,916
Advances from borrowers for taxes and insurance                                   57,459          58,719
Other liabilities (notes 9 and 11)                                               363,916         131,020
                                                                            ------------    ------------
               Total liabilities                                              32,112,297      29,980,753

Retained earnings - substantially restricted (notes 9, 12 and 15)              2,266,269       2,465,042

Commitments and contingencies (notes 3, 10, 11, 12, 14 and 15)
                                                                            ------------    ------------
               Total liabilities and retained earnings                 $      34,378,566      32,445,795
                                                                            ============   =============

See accompanying notes to financial statements.

                          NEWPORT FEDERAL SAVINGS BANK

                 Statements of Operations and Retained Earnings

                    Years ended June 30, 1997, 1996 and 1995


                                                              1997               1996              1995
                                                              ----               ----              ----
Interest income:
     Loans receivable                                     $ 2,011,121          1,814,100         1,677,931
     Deposits in other financial institutions                  72,337            128,764           119,400
     Mortgage-backed securities                               338,621            280,201           255,870
     Investment securities                                     71,261            105,499           101,605
                                                            ---------          ---------         ---------
         Total interest income                              2,493,340          2,328,564         2,154,806
                                                            ---------          ---------         ---------

Interest expense:
     Deposits                                               1,540,820          1,517,090         1,269,071
     Federal Home Loan advances                                56,074              8,081            10,073
                                                            ---------          ---------         ---------
         Total interest expense                             1,596,894          1,525,171         1,279,144
                                                            ---------          ---------         ---------
         Net interest income                                  896,446            803,393           875,662
Provision for loan losses (note 4)                             90,000             10,000             5,000
                                                            ---------          ---------         ---------
         Net interest income after provision
              for loan losses                                 806,446            793,393           870,662
                                                            ---------          ---------         ---------
Non-interest income - other                                    19,156             10,758            17,421
                                                            ---------          ---------         ---------

Non-interest expenses:
     Salaries and employee benefits (note 11)                 647,478            346,550           267,892
     Legal and professional fees                               12,032             16,050            24,586
     Data processing fees                                      62,313             59,685            46,676
     Federal insurance expense (note 12)                      217,054             62,739            62,731
     Furniture and equipment expense                           32,953             20,783            21,168
     Occupancy expense                                         58,516             39,456            23,211
     Other expense                                            127,020            180,469           108,529
                                                            ---------          ---------         ---------
                                                            1,157,366            725,732           554,793
                                                            ---------          ---------         ---------
         Income (loss) before income taxes                   (331,764)            78,419           333,290
Income tax expense (benefit) (note 9)                        (132,991)             5,571           119,578
                                                            ---------          ---------         ---------
         Net income (loss)                                   (198,773)            72,848           213,712
Retained earnings at beginning of year                      2,465,042          2,392,194         2,178,482
                                                            ---------          ---------         ---------
Retained earnings at end of year                          $ 2,266,269          2,465,042         2,392,194
                                                            =========          =========         =========


See accompanying notes to financial statements.

                          NEWPORT FEDERAL SAVINGS BANK

                            Statements of Cash Flows

                    Years ended June 30, 1997, 1996 and 1995


                                                                             1997              1996              1995
                                                                             ----              ----              ----
Cash flows from operating activities:
     Net income (loss)                                                $      (198,773)          72,848            213,712
     Adjustments to reconcile net income (loss) to
        net cash provided by operating activities:
           Depreciation                                                        57,395           15,916             21,168
           Loss on sale of real estate owned                                   23,208           -                 -
           FHLB stock dividends                                               (15,800)         (15,792)           (14,000)
           Net premium amortization on investments                             10,752           23,256             36,877
           Provision for loan losses                                           90,000           10,000              5,000
           Increase in interest receivable                                       (361)         (13,992)            (4,430)
           Increase in other assets                                          (109,428)         (28,164)           (31,854)
           Increase (decrease) in other liabilities                           232,896           16,902            (26,457)
                                                                            ---------        ---------          ---------
               Net cash provided by operating
                    Activities                                                 89,889           80,974            200,016
                                                                            ---------        ---------          ---------

Cash flows from investing activities:
     Purchase of held to maturity ("HTM") securities                         (850,310)      (2,020,830)        (1,594,025)
     Proceeds from maturities/principal repayments
        of HTM securities                                                   1,242,750        2,245,363          1,121,913
     Net increase in loans receivable                                      (2,927,390)      (1,860,164)          (501,012)
     Net decrease in certificates of deposit with
        other financial institutions                                          199,000          196,000          1,970,000
     Purchase of office properties and equipment                              (41,713)        (758,676)          (535,397)
     Proceeds from sale of real estate owned                                  105,926           -                  51,231
                                                                            ---------        ---------          ---------
               Net cash provided (used) by investing
                  Activities                                               (2,271,737)      (2,198,307)           512,710
                                                                            ---------        ---------          ---------

Cash flows from financing activities:
     Net increase in deposits and advances from
        Borrowers                                                           1,414,175        1,913,688            400,171
     Net increase (decrease) in Federal Home Loan
        advances                                                              484,473          (14,670)           (13,452)
                                                                            ---------        ---------          ---------
               Net cash provided by financing
                    Activities                                              1,898,648        1,899,018            386,719
                                                                            ---------        ---------          ---------

Net increase (decrease) in cash and amounts due
     from banks                                                              (283,200)        (218,315)         1,099,445
Cash and amounts due from banks at beginning of year                        1,167,202        1,385,517            286,072
                                                                            ---------        ---------          ---------
Cash and amounts due from banks at end of year                        $       884,002        1,167,202          1,385,517
                                                                            =========        =========          =========

Supplemental disclosures of cash flow information: Noncash
     investing and financing activities:
        Transfers from loans to real estate acquired
           through foreclosure                                        $        25,304           20,224            141,760
        Transfers from real estate acquired through
           foreclosure to other assets                                         20,000           -                 -
     Cash paid during the year:
        Interest on deposits                                                1,544,363        1,525,446          1,253,201
        Income taxes                                                           10,860           17,660            114,668
                                                                            =========        =========          =========


See accompanying notes to financial statements.

                          NEWPORT FEDERAL SAVINGS BANK

                          Notes to Financial Statements

                          June 30, 1997, 1996 and 1995




(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     Newport Federal Savings Bank ("Bank") is a federally-chartered mutual savings bank. The accounting principles used and methods of applying them conform with generally accepted accounting principles and practices within the savings and loan industry. The following are descriptions of the more significant of the accounting and reporting policies.

     (a) Basis of Financial Statement Presentation
         -----------------------------------------

         In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Actual results could differ significantly from those estimates.

         Management believes that the allowance for losses on loans is adequate.
           While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         The Bank adopted the provisions of Statement of Financial Accounting
           Standards ("SFAS") No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF," in fiscal 1997. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement had no impact on the Bank's financial condition or results of operations.

    (b)  Investment Securities
         ---------------------

         Investment securities consist of mortgage-backed, U.S. Government agency and state and political subdivision securities. The Bank classifies its investment securities into one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Bank has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. All investment securities were classified as held-to-maturity at June 30, 1997 and 1996.

                                                                     (Continued)

                          NEWPORT FEDERAL SAVINGS BANK

                          Notes to Financial Statements



         Trading and available-for-sale securities are recorded at fair value.
           Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

         A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

     (c) Allowance for Losses
         --------------------

         Effective July 1, 1995, the Bank adopted SFAS No. 114, "ACCOUNTING BY
           CREDITORS FOR IMPAIRMENT OF A LOAN," as amended by SFAS No. 118 (collectively, "Statement 114"). Statement 114 addresses the accounting treatment of certain impaired loans and amends SFAS No.'s 5 and 15. Statement 114 does not apply to large groups of smaller-balance homogeneous loans unless they have been involved in a restructuring. The adoption of Statement 114 had no effect on 1996 earnings.

         Management, considering current information and events regarding the borrowers ability to repay their obligations, considers a note to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the note agreement. When a loan is considered to be impaired, the amount of the impairment is measured using discounted cash flows, except when it is determined that the sole (remaining) source of repayment for the loans is the operation or liquidation of the underlying collateral. In such case, the current fair value of the collateral, reduced by costs to sell, will be used in place of discounted cash flows. If the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest), impairment is recognized by creating or adjusting an existing allocation of the allowance for loan losses. Statement 114 does not change the timing of charge-offs of loans to reflect the amount ultimately expected to be collected.

         The accrual of interest on a loan is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business. Also, in accordance with regulatory guidelines, a loan is placed on nonaccrual status when it becomes 90 days past due (although said loan would not necessarily be considered impaired). When interest is discontinued, all interest previously accrued in the current year, but not collected, is reversed against interest income. Any interest accrued in prior years is charged against the allowance for loan losses. Subsequent cash receipts are generally applied to reduce the unpaid principal balance. A loan is returned to accrual status and is no longer considered to be impaired when it becomes current as to principal and interest or demonstrates a period of performance under the contractual terms. The Bank did not change its method of recognizing interest income on impaired loans upon adoption of Statement 114.

                                                                     (Continued)

                          NEWPORT FEDERAL SAVINGS BANK

                          Notes to Financial Statements




        The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based upon the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

    (d) Real Estate Acquired in Settlement of Loans
        -------------------------------------------

        Real estate properties acquired through loan foreclosure are initially recorded at the lower of the related loan balance, less any specific allowance for loss, or fair value at the date of foreclosure less estimated costs to sell. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed.

        Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

    (e) Loan Origination Fees and Related Cost
        --------------------------------------

        Loan fees are accounted for in accordance with SFAS No. 91. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income over the contractual life of the loan, adjusted for estimated prepayments, using a method materially the same as the level-yield method.

    (f) Interest Income
        ---------------

        Discounts and premiums on investment securities and loans are accreted/amortized over the estimated remaining lives of the securities and loans using a method which approximates the level yield method.

    (g) Office Properties and Equipment
        -------------------------------

        Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed under the straight-line method over the estimated useful life. Maintenance and repairs are charged to expense as incurred.

    (h) Income Taxes
        ------------

        Income taxes are accounted for under the asset and liability method.
           Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                                                                     (Continued)

                          NEWPORT FEDERAL SAVINGS BANK

                          Notes to Financial Statements





    (i) Cash and Cash Equivalents
        -------------------------
        For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the statement of financial condition caption "cash and amounts due from banks."

    (j) Reclassifications
        -----------------
        Certain prior year amounts have been reclassified to conform to current year presentation.

(2) Investment Securities
    ---------------------

    The carrying value, unrealized gains, unrealized losses and estimated fair value of held to maturity investment securities are as follows:

                                                             Obligations
                                               U.S.           of states        Mortgage-
                                            Government          And             backed         Other
                                                             political
                                             Agencies       Subdivisions       securities     securities       Total
                                             --------       ------------       ----------     ----------       -----
    Investments held to maturity:
       June 30, 1997:
          Carrying value                    $    500,000        62,500           5,076,965      283,491        5,922,956
          Unrealized gains                             -          -                 82,837        -               82,837
          Unrealized losses                         (289)         -                (54,494)       -              (54,783)
                                             -----------       -------         -----------    ---------      -----------
             Fair value                     $    499,711        62,500           5,105,308      283,491        5,951,010
                                             ===========       =======         ===========    =========      ===========

    Investments held to maturity:
       June 30, 1996:
          Carrying value                    $  1,000,000        80,000           4,962,656      267,692        6,310,348
          Unrealized gains                             -          -                 39,016        -               39,016
          Unrealized losses                       (7,650)         -                (61,225)       -              (68,875)
                                             -----------       -------         -----------    ---------      -----------
             Fair value                     $    992,350        80,000           4,940,447      267,692        6,280,489
                                             ===========       =======         ===========    =========      ===========

    As a member of the Federal Home Loan Bank System, the Bank is required to maintain an investment ($282,892 and $267,092 at June 30, 1997 and 1996, respectively, and included in other held to maturity securities) in the capital stock of the Federal Home Loan Bank in an amount equal to 1% of its outstanding home loans. No ready market exists for such stock and it has no quoted market value.


                                                                     (Continued)

                          NEWPORT FEDERAL SAVINGS BANK

                          Notes to Financial Statements




    The amortized cost and estimated fair value of debt securities held to maturity at June 30, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                                               Amortized          Estimated
                                                                                 cost             fair value
                                                                                 ----             ----------
          Due in one year or less                                          $        -                    -
          Due after one year through five years                                   508,750              508,461
          Due after five years through ten years                                   12,500               12,500
          Due after ten years                                                      41,250               41,250
                                                                                ---------            ---------
                                                                                  562,500              562,211
          Mortgage-backed securities                                            5,076,965            5,105,308
          Other                                                                   283,491              283,491
                                                                                ---------            ---------
                                                                           $    5,922,956            5,951,010
                                                                                =========            =========

    Investment securities with a par value of approximately $1,640,300 and $394,700 at June 30, 1997 and 1996, respectively, were pledged to secure public deposits.

(3) Loans Receivable
    ----------------
    Loans receivable consist of the following at June 30:

                                                                                 1997            1996
                                                                                 ----            ----
          First mortgage loans                                              $  21,227,604     20,259,315
          Loans to depositors, secured by savings                                 443,472        256,208
          Property improvement loans                                              666,078        762,789
          Consumer loans                                                        2,520,014        786,531
          Commercial loans                                                         92,938         -
                                                                               ----------     ----------
                                                                               24,950,106     22,064,843
          Less:
               Unearned discounts on loans purchased                                5,780          9,266
               Net deferred loan fees                                                 337            469
               Allowance for losses (note 4)                                      149,795         73,000
                                                                               ----------     ----------
                                                                            $  24,794,194     21,982,108
                                                                               ==========     ==========

   Loans serviced for others at June 30, 1997 and 1996, were $291,699 and $423,231, respectively.

   Approximately 65% of the Bank's loans are first mortgage loans on 1-to-4 family residences located in Jackson County, Arkansas, which is the Bank's primary operating territory. These loans are expected to be repaid from the borrower's personal income or proceeds from the sale of the residence. The Bank's normal collateral policy is to require an initial loan to collateral value ratio of 80% or less.

                                                                     (Continued)

                          NEWPORT FEDERAL SAVINGS BANK

                          Notes to Financial Statements





    Loans to executive officers and directors are, in the opinion of management, made in the ordinary course of business and at substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans of like qualities and risk of collectibility. At June 30, 1997 and 1996, the aggregate indebtedness of these individuals to the Bank was approximately $725,000 and $663,000, respectively.

(4) Allowance for Losses on Loans
    -----------------------------

    The following summarizes the activity in the allowance for losses on loans:

              Balance at June 30, 1994                              $  73,000
              Provision for losses                                      5,000
              Charge offs                                              (15000)
                                                                      -------

              Balance at June 30, 1995                                 63,000
              Provision for losses                                     10,000
                                                                      -------

              Balance at June 30, 1996                                 73,000
              Provision for losses                                     90,000
              Charge-offs                                             (13,205)
                                                                      -------

              Balance at June 30, 1997                              $ 149,795
                                                                      =======

(5) Office Properties and Equipment
    -------------------------------

    Office properties and equipment consist of the following at June 30:

                                                             1997                 1996
                                                             ----                 ----
              Land                                       $   320,866              320,866
              Buildings and improvements                   1,375,257            1,375,040
              Furniture and equipment                        501,694              460,198
                                                           ---------            ---------
                                                           2,197,817            2,156,104
              Less accumulated depreciation                 (546,519)            (489,124)
                                                           ---------            ---------
                                                         $ 1,651,298            1,666,980
                                                           =========            =========

     Included in office properties is land and a building with a book value of approximately $230,000 that is being leased on a month-to-month basis.


                                                                     (Continued)

                          NEWPORT FEDERAL SAVINGS BANK

                          Notes to Financial Statements




(6) Accrued Interest Receivable
    ---------------------------

     Accrued interest receivable consists of the following at June 30:

                                                                                  1997             1996
                                                                                  ----             ----
              Loans                                                            $  180,934          168,572
              Mortgage-backed securities                                           33,711           34,786
              Investment securities                                                11,295           21,585
              Certificates of deposit                                               1,416            2,052
                                                                                  -------          -------
                                                                               $  227,356          226,995
                                                                                  =======          =======

(7) Deposits
    --------

    Deposits consist of the following at June 30:

                                                                                     1997                1996
                                                                                     ----                ----
           Money market                                                         $    325,336             524,861
           NOW accounts (2.40% in 1997 and 1996)                                   1,669,713           1,447,854
           Passbook accounts (3.00% in 1997 and 1996)                              1,892,596           1,360,861
           Other noninterest bearing/checking                                        982,720             349,016
                                                                                  ----------          ----------
                                                                                   4,870,365           3,682,592
           Certificates:
                3.00% to 3.99%                                                      -                     49,647
                4.00% to 4.99%                                                        83,631                   -
                5.00% to 5.99%                                                    26,118,537          16,666,108
                6.00% to 6.99%                                                      -                  9,258,751
                                                                                  ----------          ----------
                                                                                  26,202,168          25,974,506
                                                                                  ----------          ----------
                         Total                                                 $  31,072,533          29,657,098
                                                                                  ==========          ==========

           Weighted average cost of deposits                                        5.19%               5.24%
                                                                                    ====                ====

    The aggregate amount of certificates of deposit, each with a minimum denomination of $100,000, was approximately $3,360,700 and $3,254,400 at June 30, 1997 and 1996, respectively.

    A summary of certificates by maturity at June 30, 1997 is approximately as follows:

              Less than one year                                                       $  10,787,000
              One to two years                                                             9,962,000
              Two to three years                                                           1,135,000
              Three to four years                                                          2,684,000
              Four to five years                                                           1,634,000
                                                                                          ----------
                                                                                       $  26,202,000
                                                                                          ==========

                                                                     (Continued)

                         NEWPORT FEDERAL SAVINGS BANK

                         Notes to Financial Statements




     Some of the directors, officers, and employees of the Bank are also customers. As such customers, at June 30, 1997 and 1996, the aggregate deposits of those individuals were approximately $439,000 and $243,000, respectively.

(8)  Federal Home Loan Bank Advances
     -------------------------------

     Federal Home Loan Bank (FHLB) advances at June 30, 1997 and 1996 consist of a long-term obligation of $118,389 and $133,916, respectively, which has a maturity date of August, 2003 and is payable in monthly installments of approximately $1,900, including interest at 5.7%. In addition, at June 30, 1997 advances include a short-term obligation of $500,000 with interest of 5.53% due July 1997. There were no short-term obligations of FHLB advances at June 30, 1996. Pursuant to a collateral agreement with the FHLB, advances are secured by certain investment securities and qualifying first mortgage loans.

(9)  Income Taxes
     ------------

     The components of income tax expense (benefit) are as follows:


                                                                      1997           1996         1995
                                                                      ----           ----         ----
           Current Federal income tax                            $   (87,342)       1,406         92,872
           Current state income tax                                        -       (1,866)        10,578
           Deferred                                                  (45,649)       6,031         16,128
                                                                    --------        -----        -------
                      Total                                      $  (132,991)       5,571        119,578
                                                                     =======        =====        =======

     The actual tax expense (benefit) for 1997, 1996 and 1995 differs from the "expected" tax expense (benefit) for those years (computed by applying the U.S. Federal corporate tax rate of 34% to income (loss) before income taxes) as follows:

                                                                       1997         1996           1995
                                                                       ----         ----           ----
           Income tax expense (benefit) "expected" rate          $  (112,800)      26,662         113,319
           Increase (decrease) in taxes resulting from:
                State income taxes, net of Federal
                   income tax benefit                                (12,587)        (988)          8,664
                Adjustment for graduated rates                           -        (14,900)            -
                Other, net                                            (7,604)      (5,203)         (2,405)
                                                                     -------       ------         -------
                                                                 $  (132,991)       5,571         119,578
                                                                     =======       ======         =======

                                                                     (Continued)

                         NEWPORT FEDERAL SAVINGS BANK

                         Notes to Financial Statements




     Included in other assets are refundable Federal taxes of $115,771 and $26,189 at June 30, 1997 and 1996, respectively. Included in other liabilities are net deferred tax liabilities of $4,903 and $50,552 at June 30, 1997 and 1996, respectively.

     The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at June 30, 1997 and 1996 are presented below:

                                                                          1997             1996
                                                                          ----             ----
              Deferred tax assets:
                  Net operating loss carryforwards                    $   16,698              -
                  Contribution carryforwards                              11,502            6,343
                  Allowance for losses on loans                           35,239              806
                  Other                                                      903              903
                                                                          ------           ------
                          Total gross deferred tax assets                 64,342            8,052
                                                                          ------           ------

              Deferred tax liabilities:
                  Property and equipment, due to
                     differences in depreciation                         (33,109)         (25,180)
                  Prepaid insurance, expensed as
                     incurred for tax purposes                            (8,000)         (11,453)
                  FHLBB stock, primarily due to stock
                     dividends not recognized for tax
                     Purposes                                            (27,867)         (21,721)
                  Other                                                     (269)            (250)
                                                                          ------         --------
                          Total gross deferred tax liabilities           (69,245)         (58,604)
                          Net deferred tax liability (included
                              in other liabilities)                   $   (4,903)         (50,552)
                                                                          ======           ======

     Based on the Bank's historical ability to generate future taxable income exclusive of reversing temporary differences, management believes it is more likely than not that the Company will realize the benefits of the deferred tax assets at June 30, 1997 in future periods.

     At June 30, 1997 the Bank has net operating loss carryforwards for state income tax purposes of $256,888, which are available to offset future state taxable income, if any, through 2002.

                                                                     (Continued)

                         NEWPORT FEDERAL SAVINGS BANK

                         Notes to Financial Statements




(10)  Commitments and Contingencies
      -----------------------------

      The Bank is a participant in a trusteed multi-employer retirement plan.
        The defined-benefit plan has noncontributory and contributory features and covers substantially all employees. Because this plan is a multi-employer plan, separate actuarial valuations are not available for each employer. The retirement plan's actuarial value is such that no contributions were required in 1997, 1996 or 1995.

      The Bank, from time to time, is involved in various legal actions arising in the ordinary course of business. In the opinion of management the ultimate disposition of these matters will not have a material adverse effect on the Bank's financial statements.

(11)  Director's Retirement Plan
      --------------------------

      Effective May 29, 1997 the Bank adopted a retirement plan for directors.
        Participants in the plan are individuals who serve on the Bank's board on or after the effective date. The plan awarded benefits for past services rendered by each participant who was a director on the effective date. The funding for past services totaled $286,047 and are included in other liabilities at June 30, 1997. The Bank will contribute additional amounts to the plan each year based on a defined performance factor.

(12)  Regulatory Matters
      ------------------

      The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-statement of financial condition items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 and tangible capital (as defined) to adjusted total assets (as defined). Management believes, as of June 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

      As of June 30, 1997 and 1996, the most recent notification from the Office of Thrift Supervision ("OTS") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total capital (to risk weighted assets), Tier I capital (to risk weighted assets), Tier I capital (to adjusted total assets) and tangible capital (to adjusted total assets) ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's regulatory capital category.

                                                                     (Continued)

                         NEWPORT FEDERAL SAVINGS BANK

                         Notes to Financial Statements



      The Bank's actual capital amounts and ratios are presented in the following table.

                                                                                                        Minimum required
                                                                                                           to be well
                                                                             Minimum required           capitalized under
                                                                                for capital             prompt corrective
                                                         Actual              adequacy purposes          action provisions
                                                   -----------------         ------------------         ------------------
                                                   Amount      Ratio         Amount       Ratio         Amount       Ratio
                                                   ------      -----         ------       -----         ------       -----
       As of June 30, 1997:
            Total capital (to Risk
               Weighted Assets)                  $ 2,411,064    13.2%       $ 1,463,360     8.0%     $  1,829,200     10.0%
            Tier I Capital (to Risk
               Weighted Assets)                    2,266,269    12.4            731,880     4.0         1,097,820      6.0
            Tier I Capital (to Adjusted
               Total Assets)                       2,266,269     6.6          1,375,143     4.0         1,718,928      5.0
            Tangible Capital (to
               Adjusted Total Assets)              2,266,269     6.6            515,678     1.5           515,678      1.5

       As of June 30, 1996:
            Total capital (to Risk
               Weighted Assets)                    2,523,042    15.7          1,288,400     8.0         1,610,500    10.0
            Tier I Capital (to Risk
               Weighted Assets)                    2,465,042    15.3            644,800     4.0           967,200     6.0
            Tier I Capital (to Adjusted
               Total Assets)                       2,465,042     7.6          1,297,832     4.0         1,622,290     5.0
            Tangible Capital (to
               Adjusted total Assets)              2,465,042     7.6            486,687     1.5           486,687     1.5

      The Bank pays annual assessments to the Savings Association Insurance Fund
        (SAIF). A one time SAIF assessment of $179,129 was recorded in September, 1996 and is included as Federal insurance expense in the accompanying 1997 statement of operations.

(13)  Financial Instruments
      ---------------------

      SFAS No. 107, "DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS"
        ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

            CASH AND AMOUNTS DUE FROM BANKS - The carrying amount of such
            -------------------------------
            instruments is deemed to be a reasonable estimate of fair value.


                                                                     (Continued)

                         NEWPORT FEDERAL SAVINGS BANK

                         Notes to Financial Statements





     CERTIFICATES OF DEPOSIT WITH OTHER FINANCIAL INSTITUTIONS - The estimated
     ---------------------------------------------------------
     fair value of such instruments is based on discounted amounts receivable using current market rates for certificates with similar maturities.

     INVESTMENT SECURITIES - Fair values for investment securities are based on
     ---------------------
     quoted market prices.

     LOANS RECEIVABLE - Fair values are estimated for portfolios of loans with
     ----------------
     similar financial characteristics. Loans are segregated by type such as real estate, commercial and consumer which are also segmented into fixed and adjustable rate interest terms and by performing and nonperforming loans.

     The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

     Fair value for any significant nonperforming secured loans is based on recent external appraisals. If appraisals are not available or the loan is unsecured, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

     ACCRUED INTEREST RECEIVABLE - The carrying amounts of accrued interest
     ---------------------------
     approximate their fair values.

     DEPOSITS - The fair values disclosed for demand deposits are, as required
     --------
     by SFAS 107, equal to the amounts payable on demand at the reporting date (i.e., their stated amounts). The fair value of certificates of deposit are estimated by discounting the amounts payable at the certificate rates using the rates currently offered for deposits of similar remaining maturities.

     FEDERAL HOME LOAN BANK ADVANCES - The estimated fair value of advances from
     -------------------------------
     the FHLB is based on discounting amounts payable at contractual rates using current market rates for advances with similar maturities.



                                                                     (Continued)

                         NEWPORT FEDERAL SAVINGS BANK

                         Notes to Financial Statements




     The approximate stated and estimated fair value of financial instruments are summarized below (in thousands of dollars):


                                                                                     June 30,
                                                            --------------------------------------------------------------
                                                                       1997                               1996
                                                            ----------------------------       ---------------------------
                                                              Stated          Estimated           Stated         Estimated
                                                              Amount          fair value          amount        fair value
                                                            ----------        ----------       ----------      -----------
     Financial assets:
         Cash and amounts due from banks                    $  884,002           884,002        1,167,202       1,167,202
         Certificates of deposit with other
              financial institutions                           691,000           691,000          890,000         890,000
         Investment securities                               5,922,956         5,951,010        6,310,348       6,280,489
         Loans receivable, net                              24,794,194        25,178,798       21,982,108      22,350,256
         Accrued interest receivable                           227,356           227,356          226,995         226,995

     Financial liabilities:
         Deposits:
             Demand accounts                                 4,870,365         4,870,365        3,682,592       3,682,592
             Certificate accounts                           26,202,168        26,272,622       25,974,506      25,956,816
         Federal Home Loan Bank advances                       618,389           613,921          133,916         127,146

     The Bank had off-statement of financial condition financial commitments at June 30, 1997 and 1996, which include approximately $253,000 and $11,000, respectively of commitments to originate and fund loans. Since these commitments are based on current market rates, the commitment amount is considered to be a reasonable estimate of fair market value.

(14) Pending Acquisition
     -------------------

     In August 1997, the Bank entered into an agreement to purchase deposits of approximately $6,000,000 from another institution. The transaction is expected to close in January 1998.

(15) Plan of Conversion
     ------------------

     On May 29, 1997, the Bank's Board of Directors formally approved a plan
        ("Plan") to convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank subject to approval by the Bank's members as of a still-to-be determined future voting record date. The Plan, which includes formation of a holding company, is subject to approval by the OTS and includes the filing of a registration statement with the Securities and Exchange Commission. As of June 30, 1997, the Bank had incurred conversion costs of approximately $14,000 which have been deferred. If the conversion is ultimately successful, actual conversion costs will be accounted for as a reduction in gross proceeds. If the conversion is unsuccessful, the conversion costs will be expensed.


                                                                     (Continued)

                         NEWPORT FEDERAL SAVINGS BANK

                         Notes to Financial Statements




     The Plan calls for the common stock of the Bank to be purchased by a holding company and for the common stock of the holding company to be offered to various parties in a subscription offering at a price based on an independent appraisal. It is anticipated that any shares not purchased in the subscription offering will be offered in a direct community offering, and then any remaining shares offered to the general public in a solicited offering.

     The stockholders of the holding company will be asked to approve a proposed stock option plan and a proposed restricted stock plan at a meeting of the stockholders after the conversion. Shares issued to directors and employees under these plans may be from authorized but unissued shares of common stock or they may be purchased in the open market. In the event that options or shares are issued under these plans, such issuances will be included in the earnings per share calculation; thus, the interests of existing stockholders would be diluted.

     The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amounts required for the liquidation account discussed below or the regulatory capital requirements imposed by federal regulations.

     At the time of conversion, the Bank will establish a liquidation account, which will be a memorandum account that does not appear on the statement of financial condition, in an amount equal to its retained earnings as reflected in the latest statement of financial condition used in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank (and only in such an event), eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock.

No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in this document In connection with the offering made hereby, and, ff given or made, such information or representations must not be relied upon as having been authorized by Newport Federal Savings Bank, the Company, or Trident Securities. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction In which such offer or solicitation would be unlawful. Neither the delivery of this document by Newport Federal Savings Bank, the Company, or Trident Securities nor any sale made hereunder shall in any circumstances create an implication that there has been no change in the of Newport Federal Savings Bank or the Company, since any of the dates as of which information is furnished herein or since the date hereof.


                        NORTH ARKANSAS BANCSHARES, INC.



                             UP TO 322,000 SHARES
                             (ANTICIPATED MAXIMUM)
                                 COMMON STOCK



                                  PROSPECTUS



                           TRIDENT SECURITIES, INC.



                            DATED __________, 1997



                 THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS
                 AND ARE NOT FEDERALLY INSURED OR GUARANTEED.


UNTIL THE LATER OF _________, 1997, OR 25 DAYS AFTER COMMENCEMENT OF THE OFFERING OF COMMON STOCK, ALL DEALERS THAT BUY, SELL OR TRADE THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REWARDED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING M UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

             *  Legal Fees and Expenses............................  $  105,000
             *  Printing, Word Processing, Postage and Mailing.....      55,000
             *  Appraisal Fees and Expenses........................      17,000
             *  Business Plan Fee and Expenses.....................      12,000
             *  Accounting Fees and Expenses.......................      75,000
             *  Blue Sky Filing Fees and Expenses
                  (including counsel fees).........................       8,000
             *  Transfer Agent Fees................................       4,000
             *  Conversion Agent Fees..............................       7,000
             *  Federal Filing Fees (OTS and SEC)..................      11,000
             *  Other Expenses.....................................       1,000
                                                                          -----
                Total..............................................  $  295,000
                                                                     ==========

-------
*    Estimated
**   Does not include $105,000 in estimated underwriting fees and expenses.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         INDEMNIFICATION OF DIRECTORS AND OFFICERS OF NEWPORT FEDERAL SAVINGS
Bank

Federal Regulations clearly define areas for indemnity coverage by Newport Federal Savings Bank (the "Bank"), as follows:

         (a) Any person against whom any action is brought by reason of the fact that such person is or was a director or officer of the Bank shall be indemnified by the Bank for:

                  (i) Reasonable costs and expenses, including reasonable attorney's fees, actually paid or incurred by such person in connection with proceedings related to the defense or settlement of such action;

                  (ii) Any amount for which such person becomes liable by reason of any judgment in such action;

                  (iii) Reasonable costs and expenses, including reasonable attorney's fees, actually paid or incurred in any action to enforce his rights under this section, if the person attains a final judgment in favor of such person in such enforcement action.

         (b) Indemnification provided for in subparagraph (a) shall be made to such officer or director only if the requirements of this subparagraph are met:

                  (i) The Bank shall make the indemnification provided by subparagraph (a) in connection with any such action which results in a final judgment on the merits in favor of such officer or director.

                  (ii) The Bank shall make the indemnification provided by subparagraph (a) in case of settlement of such action, final judgment against such director or officer or final judgment in favor of such director or officer other than on the merits except in relation to matters as to which he shall be adjudged to be liable for negligence or misconduct in the performance of his duty, only if a majority of the directors of the Bank determines that such a director or officer was acting in good faith within what he was reasonably entitled to believe under the circumstances was the scope of his employment or authority and for a purpose which he was reasonably entitled to believe under the circumstances was in the best interest of the Bank or their members or stockholders.

         (c)  As used in this paragraph:

                  (i) "Action" means any action, suit or other judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review;

                  (ii) "Court" includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought;

                  (iii) "Final Judgment" means a judgment, decree, or order which is appealable and as to which the period for appeal has expired and no appeal has been taken;

                  (iv) "Settlement" includes the entry of a judgment by consent or by confession or upon a plea of guilty or of nolo contendere.

         First Federal has a directors and officers liability policy providing for insurance against certain liabilities incurred by directors and officers of First Federal while serving in their capacities as such.

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF NORTH ARKANSAS BANCSHARES, INC.

         The Tennessee Business Corporation Act requires Tennessee corporations such as the Company to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a directors of the corporation against reasonable expenses incurred by him, unless the corporation's charter provides otherwise. The Tennessee Business Corporation Act also generally permits Tennessee corporations to indemnify directors and officers in the same manner as Article XIII of the Company's Charter provides. In no event, however, may a Tennessee corporation indemnify a director if a judgment or other final adjudication adverse to the director establishes his liability: (i) for any breach of the duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
(iii) for the approval of unlawful distributions.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

         Pursuant to its Charter and Tennessee law, the Company is permitted to purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Company. The Bank currently maintains such a policy and it is intended that the Company will become a party to such policy.


                                 ARTICLE XIII

                                INDEMNIFICATION

         (A) (1) Except as provided in Section (B) of this Article XIII, the Corporation shall indemnify any director who is made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative ("proceeding"), because he is or was a director against liability incurred in such proceeding if: (a) he conducted himself in good faith; (b) he reasonably believed, (i) in the case of conduct in his official capacity with the Corporation, that his conduct was in the Corporation's best interests and (ii) in all other cases, that his conduct was at least not opposed to its best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

             (2) The Corporation shall further indemnify any director and any officer who is not a director who was wholly successful, on the merits or otherwise, in the defense of any proceedings to which he was a party because he is or was a director or officer of the Corporation against reasonable expenses incurred by him in connection with the proceeding.

         (B) The Corporation shall not indemnify a director in connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

         (C) The Corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if: (1) the director furnishes the Corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in Subsection (A)(1) of this Article XIII; (2) he provides the Corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he is not entitled to indemnification; and (3) a determination is made that the facts then known to those making the determination would not preclude indemnification under this
Article XIII.

         (D) The Corporation may not indemnify a director under Subsection
(A)(1) of this Article XIII unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard set forth in Subsection
(A)(1) of this Article XIII. The determination shall be made:

             (1) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

             (2) If a quorum cannot be obtained under Subsection (1) of this Section (D), by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

             (3) By independent special legal counsel;

                 (a) Selected by the board of directors or its committee in the manner prescribed in Subsections (1) or (2) of this Section (D);

                 (b) If a quorum of the board of directors cannot be obtained under Subsection (1) of this Section (D) and a committee cannot be designated under Subsection (2) of this Section (D), selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or

             (4) By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

         (E) Authorization of indemnification under Subsection (A)(1) of this
Article XIII and evaluation that indemnification is permissible under Subsection
(A)(1) of this Article XIII shall be made in the same manner as the determination that indemnification is permissible, except that, if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under Subsection (D)(3) of this Article XIII to select counsel.

         (F) The Corporation may indemnify and advance expenses to an officer, employee or agent of the Corporation who is not a director to the same extent as a director hereunder.

         (G) The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation, or who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, employee benefit plan or other enterprise, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee or agent, whether or not the Corporation would have power to indemnify him against the same liability hereunder.

         (H) It is the intention of this Article XIII to provide for indemnification of directors and officers to the fullest extent permitted by the Tennessee Business Corporation Act, and this Article XIII shall be interpreted accordingly. If this Article XIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee, and agent of the Corporation as to costs, charges, and expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any proceeding, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article XIII that shall not have been invalidated and to the full extent permitted by applicable law. If the Tennessee Business Corporation Act is amended or other Tennessee law is enacted to permit further or additional indemnification of a director, officer, employee or agent of the Corporation, then the indemnification of such director, officer, employee or agent shall be to the fullest extent permitted by the Tennessee Business Corporation Act, as so amended, or by such other Tennessee law.

         (I) The indemnification and advance payment of expenses provided by this Article XIII shall not be exclusive of any other rights to which a person may be entitled by law, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

         (J) The indemnification provided by this Article XIII shall be deemed to be a contract between the Corporation and the persons entitled to indemnification thereunder, and any repeal or modification of this Article XVII shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts. The indemnification and advance payment provided by this Article XIII shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to his heirs, executors and administrators.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

         Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES:

         The exhibits and financial statement schedules filed as a part of this registration statement are as follows:

             (a) LIST OF EXHIBITS


                  EXHIBIT NO.                                DESCRIPTION
                  -----------                                -----------
               *  1                 Agency Agreement with Trident Securities, Inc.

                  2                 Plan of Conversion (Exhibit A to Proxy Statement filed as Exhibit 99.2)

                  3.1               Charter of North Arkansas Bancshares, Inc.

                  3.2               Bylaws of North Arkansas Bancshares, Inc.

                  4                 Form of Common Stock Certificate of North Arkansas Bancshares, Inc.

                  5                 Opinion of Housley Kantarian & Bronstein, P.C. regarding legality of securities being registered

                  8.1               Form of Federal Tax Opinion of Housley Kantarian & Bronstein, P.C.


               *  8.2               State Tax Opinion of KPMG Peat Marwick, LLP

                  8.3               Opinion of Ferguson & Company as to the value of subscription rights for tax purposes

                  10.1              Proposed North Arkansas Bancshares, Inc. 1998 Stock Option and Incentive Plan

                  10.2              Proposed North Arkansas Bancshares, Inc. Management Recognition Plan and
                                    Trust Agreement

                  10.3              Newport Federal Savings Bank Retirement Plan for Directors

                  10.4              Employment Agreement between Newport Federal Savings Bank and Brad Snider

                  10.5              Guaranty Agreement between North Arkansas Bancshares, Inc. and Brad Snider

                  23.1              Consent of Housley Kantarian & Bronstein, P.C. (in opinions filed as Exhibits 5 and 8.1)

                  23.2              Consent of KPMG Peat Marwick LLP

                  23.3              Consent of Ferguson & Company

                  24                Power of Attorney (reference is made to the signature
                                    page of the Form SB-2)

                  27                Financial Data Schedule

               *  99.1              Proposed Stock Order Form and Form of Certification

                  99.2              Proxy Statement for Special Meeting of Members of Newport Federal Savings
                                    Bank; Form of Proxy

               *  99.3              Form of Miscellaneous Solicitation and Marketing Materials

                  99.4              Appraisal Report

------------------
*        To be filed by amendment.

             (b) FINANCIAL STATEMENT SCHEDULES.

         No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any additional or changed material information on the plan of distribution.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To file a post-effective amendment or remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Newport, State of Arkansas, on September 10, 1997.

                                    NORTH ARKANSAS BANCSHARES, INC.


                                    By:      /s/ Brad Snider
                                         -------------------------------------
                                         Brad Snider
                                         President and Chief Executive Officer
                                         (Duly Authorized Representative)

                               POWER OF ATTORNEY

         We, the undersigned Directors of North Arkansas Bancshares, Inc., hereby severally constitute and appoint Brad Snider, who may act, with full power of substitution, our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Brad Snider who may act, may deem necessary or advisable to enable North Arkansas Bancshares, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration of North Arkansas Bancshares, Inc. common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below, the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Brad Snider shall do or cause to be done by virtue thereof.

         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.


         Signatures                      Title                                     Date
         ----------                      -----                                     ----
/s/ Brad Snider                    President, Chief Executive              September 10, 1997
----------------------------       Officer and Director
Brad Snider                        (Principal Executive, Accounting
                                   and Financial Officer)


/s/ Paul K. Holmes                 Chairman of the Board                   September 10, 1997
----------------------------
Paul K. Holmes

/s/ O.E. Guinn, Jr.                Director                                September 10, 1997
----------------------------
O.E. Guinn, Jr.

/s/ Kaneaster Hodges, Jr.          Director                                September 10, 1997
----------------------------
Kaneaster Hodges, Jr.

/s/ John Minor                     Director                                September 10, 1997
----------------------------
John Minor